UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 11, 2016

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2016

CONTENTS

Interim Consolidated Statement of Financial Position

Interim Consolidated Statement of Income by Function

Interim Consolidated Statement of Comprehensive Income

Interim Consolidated Statement of Changes in Equity

Interim Consolidated Statement of Cash Flows - Direct Method

Notes to Interim the Consolidated Financial Statements

CLP	-	CHILEAN PESO
ARS	-	ARGENTINE PESO
US$	-	united states dollar
THUS$	-	THOUSANDS OF UNITED STATES DOLLARS
COP	-	COLOMBIAN PESO
brl/R$	-	braZILIAN REAL
thr$	-	Thousands of Brazilian reaL
MXN	-	MEXICAN PESO
VEF	-	STRONG Bolivar

Contents of the notes to the interim consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		As of	As of
		June 30,	December 31,
	Note	2016	2015
		ThUS$	ThUS$
		Unaudited
ASSETS
Current assets
Cash and cash equivalents	6 - 7	637,397	753,497
Other financial assets	7 - 11	633,727	651,348
Other non-financial assets	12	302,897	330,016
Trade and other accounts receivable	7 - 8	870,274	796,974
Accounts receivable from related entities	7 - 9	353	183
Inventories	10	228,436	224,908
Tax assets	18	80,219	64,015

Total current assets other than non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners		2,753,303	2,820,941

Non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners	13	87,809	1,960

Total current assets		2,841,112	2,822,901
Non-current assets
Other financial assets	7 - 11	113,641	89,458
Other non-financial assets	12	323,872	235,463
Accounts receivable	7 - 8	8,166	10,715
Intangible assets other than goodwill	15	1,591,756	1,321,425
Goodwill	16	2,752,135	2,280,575
Property, plant and equipment	17	10,997,106	10,938,657
Tax assets	18	25,629	25,629
Deferred tax assets	18	393,280	376,595
Total non-current assets		16,205,585	15,278,517
Total assets		19,046,697	18,101,418

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		As of	As of
		June 30,	December 31,
	Note	2016	2015
		ThUS$	ThUS$
		Unaudited
LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Other financial liabilities	7 - 19	1,883,447	1,644,235
Trade and other accounts payables	7 - 20	1,550,070	1,483,957
Accounts payable to related entities	7 - 9	132	447
Other provisions	21	2,404	2,922
Tax liabilities	18	24,906	19,378
Other non-financial liabilities	22	2,759,022	2,490,033
Total current liabilities		6,219,981	5,640,972
Non-current liabilities
Other financial liabilities	7 - 19	7,118,950	7,532,385
Accounts payable	7 - 24	371,104	417,050
Other provisions	21	520,742	424,497
Deferred tax liabilities	18	925,963	811,565
Employee benefits	23	76,371	65,271
Other non-financial liabilities	22	274,374	272,130
Total non-current liabilities		9,287,504	9,522,898
Total liabilities		15,507,485	15,163,870

EQUITY
Share capital	25	2,545,705	2,545,705
Retained earnings	25	324,766	317,950
Treasury Shares	25	(178)	(178)
Other reserves		579,411	(6,942)
Parent's ownership interest		3,449,704	2,856,535
Non-controlling interest	14	89,508	81,013
Total equity		3,539,212	2,937,548
Total liabilities and equity		19,046,697	18,101,418

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

		For the 6 months ended		For the 3 months ended
		June 30,		June 30,
	Note	2016	2015	2016	2015
		ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited
Revenue	26	4,200,981	5,005,455	1,966,724	2,311,606
Cost of sales		(3,330,106)	(3,963,067)	(1,668,632)	(1,925,782)
Gross margin		870,875	1,042,388	298,092	385,824
Other income	28	237,269	198,541	143,909	101,248
Distribution costs		(356,500)	(388,906)	(180,793)	(168,283)
Administrative expenses		(326,828)	(465,771)	(144,997)	(215,767)
Other expenses		(205,206)	(150,710)	(115,682)	(94,384)
Other gains/(losses)		(12,421)	(382)	(15,986)	(6,596)
Income from operation activities		207,189	235,160	(15,457)	2,042
Financial income		31,418	31,884	20,554	13,394
Financial costs	27	(206,632)	(205,583)	(103,583)	(110,250)
Share of profit of investments accounted for using the equity method		-	37	-	37
Foreign exchange gains/(losses)	29	143,408	(169,222)	75,510	35,355
Result of indexation units		284	476	284	2
Income (loss) before taxes		175,667	(107,248)	(22,692)	(59,420)
Income (loss) tax expense / benefit	18	(144,899)	36,953	(62,572)	13,400

NET INCOME (LOSS) FOR THE PERIOD		30,768	(70,295)	(85,264)	(46,020)
Income (loss) attributable to owners of the parent		10,133	(89,674)	(92,075)	(49,727)
Income (loss) attributable to non-controlling interest	14	20,635	19,379	6,811	3,707

Net income (loss) for the year		30,768	(70,295)	(85,264)	(46,020)

EARNINGS PER SHARE
Basic earnings (losses) per share (US$)	30	0.01857	(0.16437)	(0.16878)	(0.09115)
Diluted earnings (losses) per share (US$)	30	0.01857	(0.16437)	(0.16878)	(0.09115)

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the 6 months ended		For the 3 months ended
		June 30,		June 30,
	Note	2016	2015	2016	2015
		ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited
NET INCOME (LOSS)		30,768	(70,295)	(85,264)	(46,020)
Components of other comprehensive income that will not be reclassified to income before taxes
Other comprehensive income, before taxes, gain (losses) by remeasurements of post employment benefit obligations	25	(1,269)	-	304	-
Total other comprehensive income that will not be reclassified to income before taxes		(1,269)	-	304	-
Components of other comprehensive income that will be reclassified to income before taxes
Currency translation differences
Gains (losses) on currency translation, before tax	29	549,062	(660,084)	304,086	66,656
Other comprehensive income, before taxes, currency translation differences		549,062	(660,084)	304,086	66,656
Cash flow hedges
Gains (losses) on cash flow hedges before taxes	19	61,537	132,503	33,563	49,240
Other comprehensive income (losses), before taxes, cash flow hedges		61,537	132,503	33,563	49,240
Total other comprehensive income that will be reclassified to income before taxes		610,599	(527,581)	337,649	115,896
Other components of other comprehensive income (loss), before taxes		609,330	(527,581)	337,953	115,896
Income tax relating to other comprehensive income that will not be reclassified to income
Income tax relating to new measurements on defined benefit plans	18	383	-	(30)	-
Accumulate income tax relating to other comprehensive income that will not be reclassified to income		383	-	(30)	-
Income tax relating to other comprehensive income that will be reclassified to income
Income tax related to cash flow hedges in other comprehensive income		(16,940)	(36,395)	(9,229)	(15,029)
Income taxes related to components of other comprehensive incomethat will be reclassified to income		(16,940)	(36,395)	(9,229)	(15,029)
Total Other comprehensive income		592,773	(563,976)	328,694	100,867
Total comprehensive income (loss)		623,541	(634,271)	243,430	54,847
Comprehensive income (loss) attributable to owners of the parent		594,063	(648,232)	229,702	38,944
Comprehensive income (loss) attributable to non-controlling interests		29,478	13,961	13,728	15,903
TOTAL COMPREHENSIVE INCOME (LOSS)		623,541	(634,271)	243,430	54,847

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
						Actuarial gains or
				Currency	Cash flow	losses on defined	Shares based	Other	Total		Parent's	Non-
		Share	Treasury	translation	hedging	benefit plans	payments	sundry	other	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	reserve	reserve	reserve	reserve	earnings	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity as of January 1, 2016		2,545,705	(178)	(2,576,041)	(90,510)	(10,717)	35,647	2,634,679	(6,942)	317,950	2,856,535	81,013	2,937,548

Total increase (decrease) in equity

Comprehensive income

Gain (losses)	25	-	-	-	-	-	-	-	-	10,133	10,133	20,635	30,768

Other comprehensive income		-	-	540,961	43,854	(885)	-		583,930	-	583,930	8,843	592,773

Total comprehensive income		-	-	540,961	43,854	(885)	-	-	583,930	10,133	594,063	29,478	623,541

Transactions with shareholders

Dividens	29	-	-	-	-	-	-	-	-	(3,040)	(3,040)	-	(3,040)

Increase (decrease) through transfers and other changes, equity	25-34	-	-	-	-	-	1,753	670	2,423	(277)	2,146	(20,983)	(18,837)

Total transactions with shareholders		-	-	-	-	-	1,753	670	2,423	(3,317)	(894)	(20,983)	(21,877)

Closing balance as of June 30, 2016 (Unaudited)		2,545,705	(178)	(2,035,080)	(46,656)	(11,602)	37,400	2,635,349	579,411	324,766	3,449,704	89,508	3,539,212

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
				Currency	Cash flow	Shares based	Other	Total		Parent's	Non-
		Share	Treasury	translation	hedging	payments	sundry	other	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	reserve	reserve	reserve	earnings	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity as of January 1, 2015		2,545,705	(178)	(1,193,871)	(151,340)	29,642	2,635,748	1,320,179	536,190	4,401,896	101,799	4,503,695

Total increase (decrease) in equity

Comprehensive income

Gain (losses)	25	-	-	-	-	-	-	-	(89,674)	(89,674)	19,379	(70,295)

Other comprehensive income		-	-	(655,343)	96,785	-	-	(558,558)	-	(558,558)	(5,418)	(563,976)

Total comprehensive income		-	-	(655,343)	96,785	-	-	(558,558)	(89,674)	(648,232)	13,961	(634,271)

Transactions with shareholders

Increase (decrease) through transfers and other changes, equity	25-34	-	-	-	-	4,034	1,603	5,637	1,697	7,334	(16,849)	(9,515)

Total transactions with shareholders		-	-	-	-	4,034	1,603	5,637	1,697	7,334	(16,849)	(9,515)

Closing balance as of June 30, 2015 (Unaudited)		2,545,705	(178)	(1,849,214)	(54,555)	33,676	2,637,351	767,258	448,213	3,760,998	98,911	3,859,909

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS DIRECT – METHOD

		For the periods ended
		June 30,
	Note	2016	2015
		ThUS$	ThUS$
		Unaudited

Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		4,899,179	5,701,558
Other cash receipts from operating activities		32,923	43,060
Payments for operating activities
Payments to suppliers for goods and services		(3,143,525)	(3,554,526)
Payments to and on behalf of employees		(1,187,656)	(1,128,812)
Other payments for operating activities		(86,060)	(151,537)
Interest received		5,508	13,544
Income taxes refunded (paid)		(33,127)	(20,878)
Other cash inflows (outflows)	35	(68,147)	(93,879)
Net cash flows from operating activities		419,095	808,530
Cash flows used in investing activities
Other cash receipts from sales of equity or debt instruments of other entities		1,507,952	200,455
Other payments to acquire equity or debt instruments of other entities		(1,355,394)	(204,439)
Amounts raised from sale of property, plant and equipment		20,451	22,191
Purchases of property, plant and equipment		(409,770)	(490,229)
Amounts raised from sale of intangible assets		4	17
Purchases of intangible assets		(27,835)	(10,487)
Other cash inflows (outflows)	35	(2,056)	23,671
Net cash flow from (used in) investing activities		(266,648)	(458,821)
Cash flows from (used in) financing activities
Payments to acquire or redeem the shares of the entity		-	45
Amounts raised from long-term loans		844,282	709,543
Amounts raised from short-term loans		230,000	45,000
Loans repayments		(886,880)	(677,644)
Payments of finance lease liabilities		(159,519)	(158,113)
Dividends paid		(19,799)	(17,836)
Interest paid		(201,684)	(171,469)
Other cash inflows (outflows)	35	(165,390)	24,163
Net cash flows from (used in) financing activities		(358,990)	(246,311)
Net increase (decrease) in cash and cash equivalents before effect of exchanges rate change		(206,543)	103,398
Effects of variation in the exchange rate on cash and cash equivalents		90,443	(18,823)
Net increase (decrease) in cash and cash equivalents		(116,100)	84,575
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	35	753,497	989,396
CASH AND CASH EQUIVALENTS AT END OF PERIOD	35	637,397	1,073,971

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 (UNAUDITED)

NOTE 1 - GENERAL INFORMATION

LATAM Airlines Group S.A. (the “Company”) is a public company registered with the Chilean Superintendency of Securities and Insurance (SVS), under No.306, whose shares are quoted in Chile on the Stock Brokers - Stock Exchange (Valparaíso) - the Chilean Electronic Stock Exchange and the Santiago Stock Exchange; it is also quoted in the United States of America on the New York Stock Exchange (“NYSE”) in New York in the form of American Depositary Receipts (“ADRs”).

Its principal business is passenger and cargo air transportation, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil and in a developed series of regional and international routes in America, Europe and Oceania. These businesses are performed directly or through its subsidiaries in different countries. In addition, the Company has subsidiaries operating in the freight business in Mexico, Brazil and Colombia.

The Company is located in Santiago, Chile, at Avenida Américo Vespucio Sur No. 901, commune of Renca.

Corporate Governance practices of the Company are set in accordance with Securities Market Law the Corporations Law and its regulations, and the regulations of the SVS and the laws and regulations of the United States of America and the U.S. Securities and Exchange Commission (“SEC”) of that country, with respect to the issuance of ADRs.

On February 2, 2016, LATAM received the approval by Comissão de Valores Mobiliários (“CVM”) for a discontinuation of Brazilian LATAM depositary receipts-BDRS level III ("BDRs"), supported by common shares of the company and, consequently, our registration of the foreign issuer. On May 24, 2016, LATAM reported as an Essential Fact the maturity date May 23, 2016 deadline for holders of BDRs to express their option to keep the shares and the blockade by BM&FBOVESPA with the same date of the respective balances of shares of the holders of BDRs who chose to adhere to the procedure for sale of shares through the procedure called Sale Facility and assigned for this purpose a theoretical value of sales in the Santiago Stock Exchange. On June 9, 2016, LATAM Airlines Group S.A. reported that BTG Pactual Chile S.A. Stockbrokers ("BTG Pactual Chile"), a chilean institution contracted by the Company, made the sale on the Santiago Stock Exchange of the shares of the respective holders who adhered to Sale Facility procedure.

The Board of the Company is composed of nine members who are elected every two years by the ordinary shareholders' meeting. The Board meets in regular monthly sessions and in extraordinary sessions as the corporate needs demand. Of the nine board members, three form part of its Directors’ Committee which fulfills both the role foreseen in the Corporations Law and the functions of the Audit Committee required by the Sarbanes Oxley Law of the United States of America and the respective regulations of the SEC.

The majority shareholder of the Company is the Cueto Group, which through Costa Verde Aeronáutica S.A., Costa Verde Aeronáutica SpA, Inversiones Nueva Costa Verde Aeronáutica Limitada, Inversiones Priesca Dos y Cía. Ltda., Inversiones Caravia Dos y Cía. Ltda., Inversiones El Fano Dos y Cía. Ltda., Inversiones La Espasa Dos S.A., Inversiones Puerto Claro Dos Limitada, Inversiones La Espasa Dos y Cía. Ltda., Inversiones Puerto Claro Dos y Cía. Limitada and Inversiones Mineras del Cantábrico S.A. owns 25.00% of the shares issued by the Company, and therefore is the controlling shareholder of the Company in accordance with the provisions of the letter b) of Article 97 and Article 99 of the Securities Market Law, given that there is a decisive influence on its administration.

As of June 30, 2016, the Company had a total of 1,610 registered shareholders. At that date approximately 4.08 % of the Company’s share capital was in the form of ADRs and approximately 0.44% in the form of ADRs.

For the period ended June 30, 2016, the Company had an average of 49,690 employees, ending this period with a total of 48,560 employees, spread over 9,056 Administrative employees, 5,127 in Maintenance, 16,317 in Operations, 9,245 in Cabin Crew, 3,985 in Controls Crew, and 4,830 in Sales.

The main subsidiaries included in these consolidated financial statements are as follows:

a)	Participation rate

				As June 30, 2016			As December 31, 2015
		Country	Functional
Tax No.	Company	of origin	Currency	Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%
				Unaudited

96.518.860-6	Lantours Division Servicios Terrestres S.A. and Subsidary	Chile	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
96.763.900-1	Inmobiliaria Aeronáutica S.A.	Chile	US$	99.0100	0.9900	100.0000	99.0100	0.9900	100.0000
96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chile	US$	99.8361	0.1639	100.0000	99.8361	0.1639	100.0000
Foreign	Lan Perú S.A.	Peru	US$	49.0000	21.0000	70.0000	49.0000	21.0000	70.0000
Foreign	Lan Chile Investments Limited and Subsidiary	Cayman Insland	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8939	0.0041	99.8980	99.8939	0.0041	99.8980
Foreign	Connecta Corporation	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Prime Airport Services Inc. and Subsidary	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Aircraft International Leasing Limited	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Lan Cargo Overseas Limited and Subsidiaries	Bahamas	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidary	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.575.810-0	Inversiones Lan S.A. and Subsidiaries	Chile	US$	99.7100	0.2900	100.0000	99.7100	0.2900	100.0000
59.068.920-3	Technical Trainning LATAM S.A.	Chile	CLP	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000
Foreign	TAM S.A. and Subsidiaries (*)	Brazil	BRL	63.0901	36.9099	100.0000	63.0901	36.9099	100.0000

(*)	As of June 30, 2016, indirect ownership participation on TAM S.A and subsidiaries is from Holdco I S.A., LATAM is entitled to 99,9983% of the economic rights in TAM. Additionally LATAM Airlines owns 226 voting shares, equivalent as of 19,42% of total of voting shares. Additionally on March 29, 2016, LATAM Airlines Group S.A. has changed 675 series B shares by 675 series A shares, according to the provisional measure No. 714 of the Brazilian government.

2

Thus LATAM Airlines Group S.A. is owns 901 shares with voting rights of Holdco I S.A., equivalent to 49% of total shares with voting rights of that company.

b)	Statement of financial position

		Statement of financial position						Net Income
								For the periods ended
								June 30,
		As of June 30, 2016			As of December 31, 2015			2016	2015
Tax No.	Company	Assets	Liabilities	Equity	Assets	Liabilities	Equity	Gain/(loss)
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited						Unaudited

96.518.860-6	Lantours Division Servicios Terrestres S.A. and Subsidary	3,585	1,885	1,700	5,613	5,522	91	1,609	2,131
96.763.900-1	Inmobiliaria Aeronáutica S.A.	37,786	12,797	24,989	39,302	14,832	24,470	519	1,497
96.969.680-0	Lan Pax Group S.A. and Subsidiaries (*)	448,649	1,011,478	(554,703)	519,588	1,049,232	(521,907)	(37,915)	(5,270)
Foreign	Lan Perú S.A.	303,988	291,246	12,742	255,691	240,938	14,753	(621)	(2,172)
Foreign	Lan Chile Investments Limited and Subsidiary (*)	2,014	-	2,014	2,015	13	2,002	12	(1)
93.383.000-4	Lan Cargo S.A.	457,353	208,788	248,565	483,033	217,037	265,966	(17,103)	(31,645)
Foreign	Connecta Corporation	36,359	31,972	4,387	37,070	38,298	(1,228)	5,615	3,422
Foreign	Prime Airport Services Inc. and Subsidary (*)	7,737	12,523	(4,786)	6,683	11,180	(4,497)	(289)	301
96.951.280-7	Transporte Aéreo S.A.	321,509	113,017	208,492	331,117	122,666	208,451	859	8,400
Foreign	Aircraft International Leasing Limited	-	-	-	-	4	(4)	4	(4)
96.631.520-2	Fast Air Almacenes de Carga S.A.	8,591	3,449	5,142	8,985	4,641	4,344	389	834
Foreign	Laser Cargo S.R.L.	23	56	(33)	27	39	(12)	-	(73)
Foreign	Lan Cargo Overseas Limited and Subsidiaries (*)	60,729	40,612	16,610	62,406	43,759	15,563	1,049	2,555
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidary (*)	56,000	67,050	(10,053)	54,179	68,220	(12,601)	2,543	(406)
96.575.810-0	Inversiones Lan S.A. and Subsidiaries (*)	15,558	12,743	2,782	16,512	14,676	1,828	878	233
59.068.920-3	Technical Trainning LATAM S.A.	1,788	222	1,566	1,527	266	1,261	205	(164)
Foreign	TAM S.A. and Subsidiaries (*) (**)	5,301,757	4,733,458	485,741	4,711,316	4,199,223	437,953	(8,732)	(61,933)

(*)	The Equity reported corresponds to Equity attributable to owners of the parent, does not include Non-controlling interest.

Additionally, we have proceeded to consolidate the following special purpose entities: 1. JOL (Japanese Operating Lease) created in order to finance the purchase of certain aircraft; 2. Chercán Leasing Limited created to finance the pre-delivery payments on aircraft; 3. Guanay Finance Limited created to issue a bond collateralized with future credit card receivables; 4. Private investment funds and 5. Avoceta Leasing Limited created to finance the pre-delivery payments on aircraft. These companies have been consolidated as required by IFRS 10.

All the entities controlled have been included in the consolidation.

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Changes in the scope of consolidation between January 1, 2015 and June 30, 2016, are detailed below:

(1)	Incorporation or acquisition of companies

-	On June 2016, Inversiones LAN S.A., subsidiary of LATAM Airlines Group S.A., acquired 4,767 shares of Aerovías de Integración Regional Aires S.A. a non-controlling shareholder, equivalent to 0.0914%, consequently, the indirect participation of LATAM Airlines Group S.A. increases to 99.19061%

-	On January 2016 it was registered at the Public Registry of Commerce, the Increase in Share Capital and statutory modification for the purpose of creating a new class of shares of Lan Argentina S.A., subsidiary of Lan Pax Group S.A., for a total of 90,000,000 Class "C" shares registered non-endorsable and non-voting. Lan Pax Group S.A. participated in this capital increase, changing its ownership to 4.87%, consequently, the indirect participation of LATAM Airlines Group S.A. increases to 95.85660%

-	On October 2015, Rampas Airport Services S.A., subsidiary of Lan Pax Group S.A. increases its capital and paid in the amount of MUS $ 6,000 by issuing new shares, changing the property of the company as follows: Lan Pax Group S.A. increased its share to 99.99738%, Inversiones Lan S.A. decreased its stake to 0.00002% and Aerolane Líneas Aéreas Nacionales del Ecuador S.A. acquires stake for 0.0026%.

(2)	Dissolution of companies

-	In July 2015, the Company Ladeco Cargo S.A. subsidiary of Lan Cargo S.A. was dissolved.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1.	Basis of Preparation

The interim consolidated financial statements of LATAM Airlines Group S.A. for the period ended June 30, 2016, have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (“IASB”) incorporated therein and with the interpretations issued by the International Financial Reporting Standards Interpretations Committee (IFRIC).

Law No. 20,780 issued on September 29, 2014, introduced modifications to the income tax system in Chile and other tax matters. On October 17, 2014 the Chilean Superintendence of Securities and Insurance (the “SVS”) issued Circular No. 856, which established that the effects of the change in the income tax rates on deferred tax assets and liabilities must be recognized directly within “Retained earnings” instead of the income statement as required by IAS 12. In order to comply with IAS 12, the financial statements for the period ended December 31, 2014 are different from those presented to the SVS as the modifications introduced by Law No. 20,780 and Circular No. 856 have been recognized within the income statement.

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As from the year 2016, the differences between the financial statements presented to the Chilean regulator and those prepared to comply with IAS 12 no longer exist so no adjustment is necessary.

The consolidated financial statements have been prepared under the historic-cost criterion, although modified by the valuation at fair value of certain financial instruments.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to use its judgment in applying the Company’s accounting policies. Note 4 shows the areas that imply a greater degree of judgment or complexity or the areas where the assumptions and estimates are significant to the consolidated financial statements. These interim consolidated financial statements have been prepared under IAS 34.

In order to facilitate the comparison, there have been some minor reclassifications to the consolidated financial statements corresponding to the previous year.

(a)	Accounting pronouncements with implementation effective from January 1, 2016:

(i) Standards and amendments	Date of issue	Mandatory Application: Annual periods beginning on or after

Amendment to IFRS 11: Joint arrangements.	May 2014	01/01/2016

Amendment IAS 1: Presentation of Financial Statements.	December 2014	01/01/2016

Amendment to IFRS 10: Consolidated financial statements, IFRS 12: Disclosure of Interests in other entities and IAS 28: Investments in associates and joint ventures.	December 2014	01/01/2016

Amendment to IAS 16: Property, plant and equipment, and IAS 38: Intangible assets.	May 2014	01/01/2016

Amendment to IAS 27: Separate financial statements.	August 2014	01/01/2016

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Mandatory Application: Annual periods beginning on or after
(ii) Improvements	Date of issue

Improvements to International Financial Reporting Standards (2012-2014 cycle): IFRS 5 Non-current assets held for sale and discontinued operations; IFRS 7 Financial instruments: Disclosures; IAS 19 Employee benefits and IAS 34 Interim financial reporting.	September 2014	01/01/2016

The application of standards, amendments, interpretations and improvements had no material impact on the consolidated financial statements of the Company.

(b)          Accounting pronouncements not yet in force for financial years beginning on January 1, 2016 and which has not been effected early adoption

(i) Standards and amendments	Date of issue	Mandatory Application: Annual periods beginning on or after

Amendment to IAS 7: Statement of Cash Flows.	January 2016	01/01/2017

Amendment to IAS 12: Income Taxes.	January 2016	01/01/2017

IFRS 9: Financial instruments.	December 2009	01/01/2018

IFRS 15: Revenue from contracts with customers (1).	May 2014	01/01/2018

Amendment to IFRS 9: Financial instruments.	November 2013	01/01/2018

Amendment to IFRS 15: Revenue from contracts with customers.	April 2016	01/01/2018

Amendment to IFRS 2: Share-based payments	June 2016	01/01/2018

IFRS 16: Leases (2).	January 2016	01/01/2019

Amendment to IFRS 10: Consolidated financial statements and IAS 28 Investments in associates and joint ventures.	September 2014	To be determined

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The Company’s management believes that the adoption of the standards, amendments and interpretations described above but not yet effective would not have had a significant impact on the Company’s consolidated financial statements in the year of their first application, except for IFRS 15 and IFRS 16, which are still under evaluation.

(1)	IFRS 15 Revenue from Contracts with Customers supersedes actual standard for revenue recognition that actually uses the Company, as IAS 18 Revenue and IFRIC 13 Customer Loyalty Programmes. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standards supersedes IFRS 15 supersedes, IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers; and SIC-31 Revenue - Barter Transactions Involving Advertising Services.

(2)	The IFRS 16 Leases add important changes in the accounting for lessees by introducing a similar treatment to financial leases for all operating leases with a term of more than 12 months. This mean, in general terms, that an asset should be recognized for the right to use the underlying leased assets and a liability representing its present value of payments associate to the agreement. Monthly leases payments will be replace by the asset depreciation and a financial cost in the income statement.

LATAM Airlines Group S.A. and subsidiaries are still assessing these standard to determinate the effect on their Financial Statements, covenants and other financial indicators.

2.2.	Basis of Consolidation

(a)	Subsidiaries

Subsidiaries are all the entities (including special-purpose entities) over which the Company has the power to control the financial and operating policies, which are generally accompanied by a holding of more than half of the voting rights. In evaluating whether the Company controls another entity, the existence and effect of potential voting rights that are currently exercisable or convertible at the date of the consolidated financial statements are considered. The subsidiaries are consolidated from the date on which control is passed to the Company and they are excluded from the consolidation on the date they cease to be so controlled. The results and flows are incorporated from the date of acquisition.

Balances, transactions and unrealized gains on transactions between the Company’s entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment loss of the asset transferred. When necessary in order to ensure uniformity with the policies adopted by the Company, the accounting policies of the subsidiaries are modified.

To account for and identify the financial information to be revealed when carrying out a business combination, such as the acquisition of an entity by the Company, shall apply the acquisition method provided for in IFRS 3: Business combination.

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(b)	Transactions with non-controlling interests

The Company applies the policy of considering transactions with non-controlling interests, when not related to loss of control, as equity transactions without an effect on income.

(c)	Sales of subsidiaries

When a subsidiary is sold and a percentage of participation is not retained, the Company derecognizes assets and liabilities of the subsidiary, the non-controlling and other components of equity related to the subsidiary. Any gain or loss resulting from the loss of control is recognized in the consolidated income statement in Other gains (losses).

If LATAM Airlines Group S.A. and Subsidiaries retain an ownership of participation in the sold subsidiary, and does not represent control, this is recognized at fair value on the date that control is lost, the amounts previously recognized in Other comprehensive income are accounted as if the Company had disposed directly from the assets and related liabilities, which can cause these amounts are reclassified to profit or loss. The percentage retained valued at fair value is subsequently accounted using the equity method.

(d)	Investees or associates

Investees or associates are all entities over which LATAM Airlines Group S.A. and Subsidiaries have significant influence but have no control. This usually arises from holding between 20% and 50% of the voting rights. Investments in associates are booked using the equity method and are initially recognized at their cost.

2.3.	Foreign currency transactions

(a)	Presentation and functional currencies

The items included in the financial statements of each of the entities of LATAM Airlines Group S.A. and Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of LATAM Airlines Group S.A. is the United States dollar which is also the presentation currency of the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

(b)	Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates on the transaction dates. Foreign currency gains and losses resulting from the liquidation of these transactions and from the translation at the closing exchange rates of the monetary assets and liabilities denominated in foreign currency are shown in the consolidated statement of income by function except when deferred in Other comprehensive income as qualifying cash flow hedges.

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(c)	Group entities

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency other than the presentation currency are translated to the presentation currency as follows:

(i)          Assets and liabilities of each consolidated statement of financial position presented are translated at the closing exchange rate on the consolidated statement of financial position date;

(ii)         The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates, and

(iii)         All the resultant exchange differences by conversion are shown as a separate component in Other comprehensive income.

The exchange rates used correspond to those fixed in the country where the subsidiary is located, whose functional currency is different to the U.S. dollar.

Adjustments to the Goodwill and fair value arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing exchange rate or period informed.

2.4.	Property, plant and equipment

The land of LATAM Airlines Group S.A. and Subsidiaries is recognized at cost less any accumulated impairment loss. The rest of the Property, plant and equipment are registered, initially and subsequently, at historic cost less the corresponding depreciation and any impairment loss.

The amounts of advance payments to aircraft manufacturers are capitalized by the Company under Construction in progress until receipt of the aircraft.

Subsequent costs (replacement of components, improvements, extensions, etc.) are included in the value of the initial asset or shown as a separate asset only when it is probable that the future economic benefits associated with the elements of Property, plant and equipment are going to flow to the Company and the cost of the element can be determined reliably. The value of the component replaced is written off in the books at the time of replacement. The rest of the repairs and maintenance are charged to the results of the year in which they are incurred.

Depreciation of Property, plant and equipment is calculated using the straight-line method over their estimated technical useful lives; except in the case of certain technical components which are depreciated on the basis of cycles and hours flown.

The residual value and useful life of assets are reviewed, and adjusted if necessary, once per year.

When the carrying amount of an asset is higher than its estimated recoverable amount, its value is reduced immediately to its recoverable amount (Note 2.8).

Losses and gains on the sale of Property, plant and equipment are calculated by comparing the compensation with the book value and are included in the consolidated statement of income.

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2.5.	Intangible assets other than goodwill

(a)	Brands, Airport slots and Loyalty program

Brands, Airport slots and Coalition and Loyalty program are intangible assets of indefinite useful life and are subject to impairment tests annually as an integral part of each CGU, in accordance with the premises that are applicable, included as follows:

Airport slots – Air transport CGU

Loyalty program – Coalition and loyalty program Multiplus CGU

Brand – Air transport CGU

(See Note 16)

The airport slots correspond to an administrative authorization to carry out operations of arrival and departure of aircraft at a specific airport, within a specified period.

The Loyalty program corresponds to the system of accumulation and redemption of points that has developed Multiplus S.A., subsidiary of TAM S.A.

The Brands, airport Slots and Loyalty program were recognized in fair values determined in accordance with IFRS 3, as a consequence of the business combination with TAM and Subsidiaries.

(b)	Computer software

Licenses for computer software acquired are capitalized on the basis of the costs incurred in acquiring them and preparing them for using the specific software. These costs are amortized over their estimated useful lives, for which the Company has been defined useful lives between 3 and 10 years.

Expenses related to the development or maintenance of computer software which do not qualify for capitalization, are shown as an expense when incurred. The personnel costs and others costs directly related to the production of unique and identifiable computer software controlled by the Company, are shown as intangible Assets others than Goodwill when they have met all the criteria for capitalization.

2.6.	Goodwill

Goodwill represents the excess of acquisition cost over the fair value of the Company’s participation in the net identifiable assets of the subsidiary or associate on the acquisition date. Goodwill related to acquisition of subsidiaries is not amortized but tested for impairment annually or each time that there is evidence of impairment. Gains and losses on the sale of an entity include the book amount of the goodwill related to the entity sold.

2.7.	Borrowing costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use. Other interest costs are recognized in the consolidated income statement when they are accrued.

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2.8.	Losses for impairment of non-financial assets

Intangible assets that have an indefinite useful life, and developing IT projects, are not subject to amortization and are subject to annual testing for impairment. Assets subject to amortization are subjected to impairment tests whenever any event or change in circumstances indicates that the book value of the assets may not be recoverable. An impairment loss is recorded when the book value is greater than the recoverable amount. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. In evaluating the impairment, the assets are grouped at the lowest level for which cash flows are separately identifiable (CGUs). Non-financial assets other than goodwill that have suffered an impairment loss are reviewed if there are indicators of reverse losses at each reporting date.

2.9.	Financial assets

The Company classifies its financial instruments in the following categories: financial assets at fair value through profit and loss and loans and receivables. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at the time of initial recognition, which occurs on the date of transaction.

(a)	Financial assets at fair value through profit and loss

Financial assets at fair value through profit and loss are financial instruments held for trading and those which have been designated at fair value through profit or loss in their initial classification. A financial asset is classified in this category if acquired mainly for the purpose of being sold in the near future or when these assets are managed and measured using fair value. Derivatives are also classified as held for trading unless they are designated as hedges. The financial assets in this category and have been designated initial recognition through profit or loss, are classified as Cash and cash equivalents and Other current financial assets and those designated as instruments held for trading are classified as Other current and non-current financial assets.

(b)	Loans and receivables

Loans and receivables are non-derivative financial instruments with fixed or determinable payments not traded on an active market. These items are classified in current assets except for those with maturity over 12 months from the date of the consolidated statement of financial position, which are classified as non-current assets. Loans and receivables are included in trade and other accounts receivable in the consolidated statement of financial position (Note 2.12).

The regular purchases and sales of financial assets are recognized on the trade date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or losses are initially recognized at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

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The financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest rate method.

At the date of each consolidated statement of financial position, the Company assesses if there is objective evidence that a financial asset or group of financial assets may have suffered an impairment loss.

2.10.	Derivative financial instruments and hedging activities

Derivatives are booked initially at fair value on the date the derivative contracts are signed and later they continue to be valued at their fair value. The method for booking the resultant loss or gain depends on whether the derivative has been designated as a hedging instrument and if so, the nature of the item hedged. The Company designates certain derivatives as:

(a)	Hedge of the fair value of recognized assets (fair value hedge);

(b)	Hedge of an identified risk associated with a recognized liability or an expected highly- Probable transaction (cash-flow hedge), or

(c)	Derivatives that do not qualify for hedge accounting.

The Company documents, at the inception of each transaction, the relationship between the hedging instrument and the hedged item, as well as its objectives for managing risk and the strategy for carrying out various hedging transactions. The Company also documents its assessment, both at the beginning and on an ongoing basis, as to whether the derivatives used in the hedging transactions are highly effective in offsetting the changes in the fair value or cash flows of the items being hedged.

The total fair value of the hedging derivatives is booked as Other non-current financial asset or liability if the remaining maturity of the item hedged is over 12 months, and as an other current financial asset or liability if the remaining term of the item hedged is less than 12 months.
Derivatives not booked as hedges are classified as Other financial assets or liabilities.

(a)	Fair value hedges

Changes in the fair value of designated derivatives that qualify as fair value hedges are shown in the consolidated statement of income, together with any change in the fair value of the asset or liability hedged that is attributable to the risk being hedged.

(b)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in the statement of other comprehensive income. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income under Other gains (losses). Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss.

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In case of variable interest-rate hedges, the amounts recognized in the statement of Other comprehensive income are reclassified to results within financial costs at the same time the associated debts accrue interest.

For fuel price hedges, the amounts shown in the statement of Other comprehensive income are reclassified to results under the line item Cost of sales to the extent that the fuel subject to the hedge is used.

For foreign currency hedges, the amounts recognized in the statement of Other comprehensive income are reclassified to income as deferred revenue resulting from the use of points, are recognized as Income.

When hedging instruments mature or are sold or when they do not meet the requirements to be accounted for as hedges, any gain or loss accumulated in the statement of Other comprehensive income until that moment remains in the statement of other comprehensive income and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized. When it is expected that the hedged transaction is no longer going to occur, the gain or loss accumulated in the statement of other comprehensive income is taken immediately to the consolidated statement of income as “Other gains (losses)”.

(c)	Derivatives not booked as a hedge

The changes in fair value of any derivative instrument that is not booked as a hedge are shown immediately in the consolidated statement of income in “Other gains (losses)”.

2.11.	Inventories

Inventories, detailed in Note 10, are shown at the lower of cost and their net realizable value. The cost is determined on the basis of the weighted average cost method (WAC). The net realizable value is the estimated selling price in the normal course of business, less estimated costs necessary to make the sale.

2.12.	Trade and other accounts receivable

Trade accounts receivable are shown initially at their fair value and later at their amortized cost in accordance with the effective interest rate method, less the allowance for impairment losses. An allowance for impairment loss of trade accounts receivable is made when there is objective evidence that the Company will not be able to recover all the amounts due according to the original terms of the accounts receivable.

The existence of significant financial difficulties on the part of the debtor, the probability that the debtor is entering bankruptcy or financial reorganization and the default or delay in making payments are considered indicators that the receivable has been impaired. The amount of the provision is the difference between the book value of the assets and the present value of the estimated future cash flows, discounted at the original effective interest rate. The book value of the asset is reduced by the amount of the allowance and the loss is shown in the consolidated statement of income in Cost of sales. When an account receivable is written off, it is charged to the allowance account for accounts receivable.

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2.13.	Cash and cash equivalents

Cash and cash equivalents include cash and bank balances, time deposits in financial institutions, and other short-term and highly liquid investments.

2.14.	Capital

The common shares are classified as net equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in net equity as a deduction from the proceeds received from the placement of shares.

2.15.	Trade and other accounts payables

Trade payables and other accounts payable are initially recognized at fair value and subsequently at amortized cost.

2.16.	Interest-bearing loans

Financial liabilities are shown initially at their fair value, net of the costs incurred in the transaction. Later, these financial liabilities are valued at their amortized cost; any difference between the proceeds obtained (net of the necessary arrangement| costs) and the repayment value, is shown in the consolidated statement of income during the term of the debt, according to the effective interest rate method.

Financial liabilities are classified in current and non-current liabilities according to the contractual payment dates of the nominal principal.

2.17.	Current and deferred taxes

The expense by current tax is comprised of income and deferred taxes.

The charge for current tax is calculated based on tax laws in force on the date of statement of financial position, in the countries in which the subsidiaries and associates operate and generate taxable income.

Deferred taxes are calculated using the liability method, on the temporary differences arising between the tax bases of assets and liabilities and their book values. However, if the temporary differences arise from the initial recognition of a liability or an asset in a transaction different from a business combination that at the time of the transaction does not affect the accounting result or the tax gain or loss, they are not booked. The deferred tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the consolidated financial statements close, and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

Deferred tax assets are recognized when it is probable that there will be sufficient future tax earnings with which to compensate the temporary differences.

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The tax (current and deferred) is recognized in income by function, unless it relates to an item recognized in Other comprehensive income, directly in equity or from business combination. In that case the tax is also recognized in Other comprehensive income, directly in income by function or goodwill, respectively.

2.18.	Employee benefits

(a)	Personnel vacations

The Company recognizes the expense for personnel vacations on an accrual basis.

(b)	Share-based compensation

The compensation plans implemented by the granting of options for the subscription and payment of shares are shown in the consolidated financial statements in accordance with IFRS 2: Share based payments, showing the effect of the fair value of the options granted as a charge to remuneration on a straight-line basis between the date of granting such options and the date on which these become vested.

(c)	Post-employment and other long-term benefits

Provisions are made for these obligations by applying the method of the projected unit credit method, and taking into account estimates of future permanence, mortality rates and future wage increases determined on the basis of actuarial calculations. The discount rates are determined by reference to market interest-rate curves. Actuarial gains or losses are shown in other comprehensive income.

(d)	Incentives

The Company has an annual incentives plan for its personnel for compliance with objectives and individual contribution to the results. The incentives eventually granted consist of a given number or portion of monthly remuneration and the provision is made on the basis of the amount estimated for distribution.

2.19.	Provisions

Provisions are recognized when:

(i)	The Company has a present legal or implicit obligation as a result of past events;

(ii)	It is probable that payment is going to be necessary to settle an obligation; and

(iii)	The amount has been reliably estimated.

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2.20.	Revenue recognition

Revenues include the fair value of the proceeds received or to be received on sales of goods and rendering services in the ordinary course of the Company’s business. Revenues are shown net of refunds, rebates and discounts.

(a)	Rendering of services

(i)	Passenger and cargo transport

The Company shows revenue from the transportation of passengers and cargo once the service has been provided.

Consistent with the foregoing, the Company presents the deferred revenues, generated by anticipated sale of flight tickets and freight services, in heading Other non - financial liabilities in the Statement of Financial Position.

(ii)	Frequent flyer program

The Company currently has a frequent flyer programs, whose objective is customer loyalty through the delivery of kilometers or points fly whenever the programs holders make certain flights, use the services of entities registered with the program or make purchases with an associated credit card. The kilometers or points earned can be exchanged for flight tickets or other services of associated entities.

The consolidated financial statements include liabilities for this concept (deferred income), according to the estimate of the valuation established for the kilometers or points accumulated pending use at that date, in accordance with IFRIC 13: Customer loyalty programs.

(iii)	Other revenues

The Company records revenues for other services when these have been provided.

(b)	Interest income

Interest income is booked using the effective interest rate method.

(c)	Dividend income

Dividend income is booked when the right to receive the payment is established.

2.21.	Leases

(a)	When the Company is the lessee – financial lease

The Company leases certain Property, plant and equipment in which it has substantially all the risk and benefits deriving from the ownership; they are therefore classified as financial leases. Financial leases are initially recorded at the lower of the fair value of the asset leased and the present value of the minimum lease payments.

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Every lease payment is separated between the liability component and the financial expenses so as to obtain a constant interest rate over the outstanding amount of the debt. The corresponding leasing obligations, net of financial charges, are included in Other financial liabilities. The element of interest in the financial cost is charged to the consolidated statement of income over the lease period so that it produces a constant periodic rate of interest on the remaining balance of the liability for each year. The asset acquired under a financial lease is depreciated over its useful life and is included in Property, plant and equipment.

(b)	When the Company is the lessee – operating lease

Leases, in which the lessor retains an important part of the risks and benefits deriving from ownership, are classified as operating leases. Payments with respect to operating leases (net of any incentive received from the lessor) are charged in the consolidated statement of income on a straight-line basis over the term of the lease.

2.22.	Non-current assets or disposal groups classified as held for sale

Non-current assets (or disposal groups) classified as assets held for sale are shown at the lesser of their book value and the fair value less costs to sell.

2.23.	Maintenance

The costs incurred for scheduled heavy maintenance of the aircraft’s fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to the use of the aircraft expressed in terms of cycles and flight hours.

In case of own aircraft or under financial leases, these maintenance cost are capitalized as Property, plant and equipment, while in the case of aircraft under operating leases, a liability is accrued based on the use of the main components is recognized, since a contractual obligation with the lessor to return the aircraft on agreed terms of maintenance levels exists. These are recognized as Cost of sales.

Additionally, some leases establish the obligation of the lessee to make deposits to the lessor as a guarantee of compliance with the maintenance and return conditions. These deposits, often called maintenance reserves, accumulate until a major maintenance is performed, once made, the recovery is requested to the lessor. At the end of the contract period, there is comparison between the reserves that have been paid and required return conditions, and compensation between the parties are made if applicable.

The unscheduled maintenance of aircraft and engines, as well as minor maintenance, are charged to results as incurred.

2.24.	Environmental costs

Disbursements related to environmental protection are charged to results when incurred.

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NOTE 3 - FINANCIAL RISK MANAGEMENT

3.1.	Financial risk factors

The Company is exposed to different financial risks: (a) market risk, (b) credit risk, and (c) liquidity risk. The program overall risk management of the Company aims to minimize the adverse effects of financial risks affecting the company.

(a)	Market risk

Due to the nature of its operations, the Company is exposed to market factors such as: (i) fuel-price risk, (ii) exchange -rate risk, and (iii) interest -rate risk.

The Company has developed policies and procedures for managing market risk, which aim to identify, quantify, monitor and mitigate the adverse effects of changes in market factors mentioned above.

For this, the Administration monitors the evolution of price levels and rates, and quantifies their risk exposures (Value at Risk), and develops and implements hedging strategies.

(i)	Fuel-price risk:

Exposition:

For the execution of its operations the Company purchases a fuel called Jet Fuel grade 54 USGC, which is subject to the fluctuations of international fuel prices.

Mitigation:

To cover the risk exposure fuel, the Company operates with derivative instruments (swaps and options) whose underlying assets may be different from Jet Fuel, being possible use West Texas Intermediate (“WTI”) crude, Brent (“BRENT”) crude and distillate Heating Oil (“HO”), which have a high correlation with Jet Fuel and are highly liquid.

Fuel Hedging Results:

During the period ended at June 30, 2016, the Company recognized losses of US$ 31.3 million on fuel derivative. During the same period of 2015, the Company recognized losses of US$ 143.8 million for the same reason.

At June 30, 2016, the market value of its fuel positions amounted to US$ 9.9 million (negative). At December 31, 2015, this market value was US$ 56.4 million (negative).

18

The following tables show the level of hedge for different periods:

Positions as of June 30, 2016 (*) (Unaudited)	Maturities
	Q316	Q416	Q117	Q217	Total

Percentage of the hedge of expected consumption value	54%	27%	9%	9%	25%

(*) The volume shown in the table considers all the hedging instruments (swaps and options).

Positions as of December 31, 2015 (*)	Maturities
	Q116	Q216	Q316	Q416	Total

Percentage of the hedge of expected consumption value	63%	27%	27%	11%	32%

(*) The volume shown in the table considers all the hedging instruments (swaps and options).

Sensitivity analysis

A drop in fuel price positively affects the Company through a reduction in costs. However, also negatively affects contracted positions as these are acquired to protect the Company against the risk of a rise in price. The policy therefore is to maintain a hedge-free percentage in order to be competitive in the event of a drop in price.

The current hedge positions they are booked as cash flow hedge contracts, so a variation in the fuel price has an impact on the Company’s net equity.

The following table shows the sensitivity analysis of the financial instruments according to reasonable changes in the fuel price and their effect on equity. The term of the projection was defined until the end of the last current fuel hedge contract, being the last business day of the last quarter of 2016.

The calculations were made considering a parallel movement of US$ 5 per barrel in the curve of the BRENT and JET crude futures benchmark price at the end of June, 2016 and the end of December, 2015.

	Positions as of June 30, 2016	Positions as of December 31, 2015
Benchmark price	effect on equity	effect on equity
(US$ per barrel)	(millions of US$)	(millions of US$)
(Unaudited)
+5	+11.02	+5.41
-5	- 9.03	-2.78

Given the fuel hedge structure during the first half of 2016, which considers a hedge-free portion, a vertical fall by 5 dollars in the JET benchmark price (the monthly daily average), would have meant an impact of approximately US$ 56.4 million in the cost of total fuel consumption for the same period. For the first quarter of 2016, a vertical rise by 5 dollars in the JET benchmark price (the monthly daily average) would have meant an impact of approximately US$ 63.6 million of increased fuel costs.

19

(ii)	Foreign exchange rate risk:

Exposition:

The functional and presentation currency of the Financial Statements of the Parent Company is the United States dollar, so the risk of Transactional exchange rate and Conversion arises mainly from its own operating activities of the business, strategic and accounting of the Company are denominated in a different currency than the functional currency.

LATAM Subsidiaries are also exposed to currency risk that impacts the consolidated results of the Company.

Most currency exposure of LATAM comes from the concentration of business in Brazil, which are mostly denominated in Brazilian Real (BRL), being actively managed by the company.

Additionally, the company manages the economic exposure to operating revenues in Euro (EUR), Pound Sterling (GBP), Australian Dollar (AUD), Colombian Peso (COP) and Chilean Peso (CLP).

In lower concentrations the Company is therefore exposed to fluctuations in others currencies, such as: Argentine Peso, Paraguayan Guaraní, Mexican Peso, Peruvian Sol and New Zealand Dollar.

Mitigation:

The Company mitigates currency risk exposures by contracting derivative instruments or through natural hedges or execution of internal operations.

FX Hedging Results:

With the aim of reducing exposure to exchange rate risk on operating cash flows in 2015 and 2016, and secure the operating margin, LATAM and TAM conduct hedging through FX derivatives.

At June 30, 2016, the market value of its FX positions amounted to US$ 17.9 million (negative). At end of December 2015 the market value was of US$ 8.0 million (positive).

During the period ended at June 30, 2016 the Company recognized losses of US$ 19.1 million on hedging FX. During the same period of 2015 the Company recognized gains of US$ 6.4 million on hedging FX.

At end of June 2016, the Company has contracted FX derivatives for US$ 330 million to BRL, US$ 95 million to EUR, US$ 50 million to GBP, US$ 40 million to AUD, US$ 41 million to COP and US$ 45 million to CLP. At end of December 2015, the Company had contracted FX for US$ 270 million to BRL, US$ 30 million to EUR and US$ 15 million to GBP. For AUD, COP and CLP there were no current positions.

Sensitivity analysis:

A depreciation of exchange rate R$/ US$, US$/EUR, US$/GBP, US$/AUD, COP$/US$ and CLP$/US$ affects negatively the Company for a rise of its costs in US$, however, it also affects positively the value of contracted derivate positions.

20

The FX derivatives are registered for as hedges of cash flow, therefore, a variation in the exchange rate has an impact on the market value of derivatives, whose changes impact on the Company’s net equity.

The following table presents the sensitivity of derivative FX Forward instruments agrees with reasonable changes to exchange rate and its effect on equity. The projection term was defined until the end of the last current contract hedge, being the last business day of the last quarter of 2016:

Appreciation (depreciation)*	Effect at June 30, 2016	Effect at December 31, 2015
of R$//EUR/GBP/AUD/CLP/COP	Millions of US$	Millions of US$
(Unaudited)
-10%	-17.79	-21.28
+10%	+20.76	+16.71

In the case of TAM S.A. which operates with the Brazilian Real as its functional currency, a large proportion of the company’s assets liabilities are expressed in United States Dollars. Therefore, this subsidiary’s profit and loss varies when its financial assets and liabilities, and its accounts receivable listed in dollars are converted to Brazilian Reals. This impact on profit and loss is consolidated in the Company.

In order to reduce the volatility on the financial statements of the Company caused by rises and falls in the R$/US$ exchange rate, the Company has conducted transactions for to reduce the net US$ liabilities held by TAM S.A.

The following table shows the variation of financial performance to appreciate or depreciate 10% exchange rate R$/US$:

Appreciation (depreciation)*	Effect at June 30, 2016	Effect at December 31, 2015
of R$/US$	Millons of US$	Millons of US$
(Unaudited)
-10%	+121.3	+67.6
+10%	-121.3	-67.6

(*) Appreciation (depreciation) of US$ regard to the covered currencies.

Effects of exchange rate derivatives in the Financial Statements

The profit or losses caused by changes in the fair value of hedging instruments are segregated between intrinsic value and temporary value. The intrinsic value is the actual percentage of cash flow covered, initially shown in equity and later transferred to income, while the hedge transaction is recorded in income. The temporary value corresponds to the ineffective portion of cash flow hedge which is recognized in the financial results of the Company (Note 19).

Due to the functional currency of TAM S.A. and Subsidiaries is the Brazilian real, the Company presents the effects of the exchange rate fluctuations in Other comprehensive income by converting the Statement of financial position and Income statement of TAM S.A. and Subsidiaries from their functional currency to the U.S. dollar, which is the presentation currency of the consolidated financial statement of LATAM Airlines Group S.A. and Subsidiaries. The Goodwill generated in the Business combination is recognized as an asset of TAM S.A. and Subsidiaries in Brazilian real whose conversion to U.S. dollar also produces effects in Other comprehensive income.

21

The following table shows the change in Other comprehensive income recognized in Total equity in the case of appreciate or depreciate 10% the exchange rate R$/US$:

Appreciation (depreciation)	Effect at June 30, 2016	Effect at December 31, 2015
of R$/US$	Millions of US$	Millions of US$
(Unaudited)
-10%	+354.52	+296.41
+10%	-290.06	-242.52

(iii)	Interest -rate risk:

Exposition:

The Company is exposed to fluctuations in interest rates affecting the markets future cash flows of the assets, and current and future financial liabilities.

The Company is exposed in one portion to the variations of London Inter-Bank Offer Rate (“LIBOR”) and other interest rates of less relevance are Brazilian Interbank Deposit Certificate ("ILC"), and the Interest Rate Term of Brazil ("TJLP").

Mitigation:

In order to reduce the risk of an eventual rise in interest rates, the Company has signed interest-rate swap and call option contracts. Currently a 70% (71% at December 31, 2015) of the debt is fixed to fluctuations in interest rate.

Rate Hedging Results:

At June 30, 2016, the market value of the positions of interest rate derivatives amounted to US$ 30.8 million (negative). At end of December 2015 this market value was US$ 39.8 million (negative).

Sensitivity analysis:

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible, based on current market conditions each date.

Increase (decrease)	Positions as of June 30, 2016	Positions as of June 30, 2015
futures curve	effect on profit or loss before tax	effect on profit or loss before tax
in libor 3 months	(millions of US$)	(millions of US$)
(Unaudited)
+100 basis points	-27.49	-28.02
-100 basis points	+27.49	+26.02

22

Much of the current rate derivatives are registered for as hedges of cash flow, therefore, a variation in the exchange rate has an impact on the market value of derivatives, whose changes impact on the Company’s net equity.

The calculations were made increasing (decreasing) vertically 100 basis points of the three-month Libor futures curve, being both reasonably possible scenarios according to historical market conditions.

Increase (decrease)	Positions as of June 30, 2016	Positions as of December 31, 2015
futures curve	effect on equity	effect on equity
in libor 3 months	(millions of US$)	(millions of US$)
(Unaudited)
+100 basis points	+6.13	+8.71
-100 basis points	-6.34	-9.02

The assumptions of sensitivity calculation must assume that forward curves of interest rates do not necessarily reflect the real value of the compensation flows. Moreover, the structure of interest rates is dynamic over time.

During the periods presented, the Company has no registered amounts by ineffectiveness in consolidated statement of income for this kind of hedging.

(b)	Credit risk

Credit risk occurs when the counterparty to a financial agreement or instrument fails to discharge an obligation due or financial instrument, leading to a loss in market value of a financial instrument (only financial assets, not liabilities).

The Company is exposed to credit risk due to its operative and financial activities, including deposits with banks and financial institutions, investments in other kinds of instruments, exchange-rate transactions and the contracting of derivative instruments or options.

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities in Brazil with travel agents).

As a way to mitigate credit risk related to financial activities, the Company requires that the counterparty to the financial activities remain at least investment grade by major Risk Assessment Agencies. Additionally the company has established maximum limits for investments which are monitored regularly.

(i)	Financial activities

Cash surpluses that remain after the financing of assets necessary for the operation are invested according to credit limits approved by the Company’s Board, mainly in time deposits with different financial institutions, private investment funds, short-term mutual funds, and easily-liquidated corporate and sovereign bonds with short remaining maturities. These investments are booked as Cash and cash equivalents and Other current financial assets.

23

In order to reduce counterparty risk and to ensure that the risk assumed is known and managed by the Company, investments are diversified among different banking institutions (both local and international). The Company evaluates the credit standing of each counterparty and the levels of investment, based on (i) their credit rating, (ii) the equity size of the counterparty, and (iii) investment limits according to the Company’s level of liquidity. According to these three parameters, the Company chooses the most restrictive parameter of the previous three and based on this, establishes limits for operations with each counterparty.

The Company has no guarantees to mitigate this exposure.

(ii)	Operational activities

The Company has four large sales “clusters”: travel agencies, cargo agents, airlines and credit-card administrators. The first three are governed by International Air Transport Association, international (“IATA”) organization comprising most of the airlines that represent over 90% of scheduled commercial traffic and one of its main objectives is to regulate the financial transactions between airlines and travel agents and cargo. When an agency or airline does not pay their debt, they are excluded from operating with IATA’s member airlines. In the case of credit-card administrators, they are fully guaranteed by 100% by the issuing institutions.

The exposure consists of the term granted, which fluctuates between 1 and 45 days.

One of the tools the Company uses for reducing credit risk is to participate in global entities related to the industry, such as IATA, Business Sales Processing (“BSP”), Cargo Account Settlement Systems (“CASS”), IATA Clearing House (“ICH”) and banks (credit cards). These institutions fulfill the role of collectors and distributors between airlines and travel and cargo agencies. In the case of the Clearing House, it acts as an offsetting entity between airlines for the services provided between them. A reduction in term and implementation of guarantees has been achieved through these entities. Currently the sales invoicing of TAM Linhas Aéreas S.A. related with travel agents and cargo agents for domestic transportation in Brazil is done directly by TAM Linhas Aéreas S.A.

Credit quality of financial assets

The external credit evaluation system used by the Company is provided by IATA. Internal systems are also used for particular evaluations or specific markets based on trade reports available on the local market. The internal classification system is complementary to the external one, i.e. for agencies or airlines not members of IATA, the internal demands are greater.

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities of TAM Linhas Aéreas S.A. with travel agents).The bad-debt rate in the principal countries where the Company has a presence is insignificant.

24

(c)	Liquidity risk

Liquidity risk represents the risk that the Company has no sufficient funds to meet its obligations.

Because of the cyclical nature of the business, the operation, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, plus the financing needs, the Company requires liquid funds, defined as cash and cash equivalents plus other short term financial assets, to meet its payment obligations.

The liquid funds, the future cash generation and the capacity to obtain additional funding, through bond issuance and banking loans, will allow the Company to obtain sufficient alternatives to face its investment and financing future commitments.

The liquid funds balance as of June 30, 2016 is US$1,234 million, invested in short term instruments through financial high credit rating levels entities.

In addition to the liquid funds, the Company has access to short term credit line. As of June 30, 2016, LATAM has working capital credit lines with multiple banks.

25

Class of liability for the analysis of liquidity risk ordered by date of maturity as of June 30, 2016 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters

97.032.000-8	BBVA	Chile	US$	100,387	-	-	-	-	100,387	100,000	At Expiration	1.53	1.53
97.036.000-K	SANTANDER	Chile	US$	150,891	-	-	-	-	150,891	150,000	At Expiration	2.49	2.49
97.030.000-7	ESTADO	Chile	US$	40,160	-	-	-	-	40,160	40,000	At Expiration	1.60	1.60
97.003.000-K	BANCO DO BRASIL	Chile	US$	-	71,969	-	-	-	71,969	70,000	At Expiration	2.82	2.82
97.951.000-4	HSBC	Chile	US$	12,046	-	-	-	-	12,046	12,000	At Expiration	1.52	1.52

Bank loans

97.023.000-9	CORPBANCA	Chile	UF	21,249	62,456	92,544	27,805	-	204,054	191,964	Quarterly	4.13	4.13
0-E	BLADEX	U.S.A.	US$	-	12,143	32,514	7,679	-	52,336	47,500	Semiannual	4.80	4.80
0-E	DVB BANK SE	U.S.A.	US$	127	373	28,955	-	-	29,455	28,911	Quarterly	1.70	1.70
97.036.000-K	SANTANDER	Chile	US$	661	-	85,951	-	-	86,612	85,951	Quarterly	2.75	2.75

Obligations with the public

0-E	BANK OF NEW YORK	E.E.U.U.	US$	-	36,250	72,500	536,250	-	645,000	500,000	At Expiration	7.77	7.25

Guaranteed obligations

0-E	CREDIT AGRICOLE	Francia	US$	35,498	92,659	214,207	45,085	7,353	394,802	381,326	Quarterly	2.07	1.91
0-E	BNP PARIBAS	U.S.A.	US$	10,232	41,414	105,953	104,045	209,995	471,639	417,977	Trimestral	2.60	2.54
0-E	WELLS FARGO	U.S.A.	US$	35,778	107,404	286,913	287,672	482,940	1,200,707	1,118,824	Trimestral	2.34	1.65
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	27,517	79,892	207,571	203,691	782,118	1,300,789	1,001,437	Quarterly	4.25	4.25
0-E	CITIBANK	U.S.A.	US$	19,881	59,867	161,518	164,392	225,406	631,064	582,803	Quarterly	2.53	1.78
97.036.000-K	SANTANDER	Chile	US$	5,735	17,270	46,590	47,418	38,369	155,382	149,172	Quarterly	1.72	1.18
0-E	BTMU	U.S.A.	US$	3,086	9,297	25,142	25,674	33,659	96,858	91,508	Quarterly	2.04	1.44
0-E	APPLE BANK	U.S.A.	US$	1,518	4,574	12,381	12,666	17,009	48,148	45,466	Quarterly	2.03	1.44
0-E	US BANK	U.S.A.	US$	18,609	55,700	147,678	146,380	267,132	635,499	561,990	Quarterly	3.99	2.81
0-E	DEUTSCHE BANK	U.S.A.	US$	6,069	18,220	35,406	31,286	55,805	146,786	127,092	Quarterly	3.65	3.65
0-E	NATIXIS	France	US$	14,237	43,300	117,352	97,276	227,484	499,649	446,390	Quarterly	2.33	2.29
0-E	HSBC	U.S.A.	US$	1,636	4,919	13,206	13,339	21,979	55,079	50,822	Quarterly	2.69	1.88
0-E	PK AirFinance	U.S.A.	US$	2,226	6,815	19,376	21,325	12,576	62,318	58,718	Monthly	2.15	2.15
0-E	KFW IPEX-BANK	Germany	US$	2,466	7,478	19,198	13,187	560	42,889	40,679	Quarterly	2.30	2.30
0-E	AIRBUS FINANCIAL	E.E.U.U.	US$	1,974	5,884	15,862	11,744	-	35,464	33,749	Mensual	2.43	2.43
0-E	INVESTEC	England	US$	-	3,673	7,483	7,559	7,645	26,360	21,999	Semestral	5.31	5.31

Otras obligaciones garantizadas

0-E	CITIBANK	U.S.A.	US$	2,448	7,265	323,084	-	-	332,797	306,000	At Expiration	3.13	3.13
0-E	DVB Bank SE	U.S.A.	US$	8,245	8,242	-	-	-	16,487	16,338	Quarterly	2.40	2.40

Financial leases

0-E	ING	U.S.A.	US$	9,258	19,347	37,797	20,184	-	86,586	78,677	Quarterly	5.38	4.78
0-E	CREDIT AGRICOLE	France	US$	1,754	5,352	3,647	-	-	10,753	10,600	Quarterly	1.60	1.60
0-E	CITIBANK	U.S.A.	US$	6,083	18,250	48,667	26,429	-	99,429	87,945	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	US$	17,556	52,673	92,369	11,660	-	174,258	162,215	Quarterly	5.38	4.78
0-E	BNP PARIBAS	U.S.A.	US$	11,471	34,572	73,694	21,475	-	141,212	133,048	Quarterly	4.12	3.68
0-E	WELLS FARGO	U.S.A.	US$	5,588	16,766	44,639	44,539	12,998	124,530	112,555	Quarterly	3.98	3.54
0-E	DVB BANK SE	U.S.A.	US$	4,762	14,287	4,765	-	-	23,814	23,402	Quarterly	2.32	2.32
0-E	BANC OF AMERICA	U.S.A.	US$	1,560	-	-	-	-	1,560	1,551	Monthly	1.41	1.41

Other loans

0-E	CITIBANK (*)	U.S.A.	US$	25,325	78,310	207,104	155,431	-	466,170	411,187	Quarterly	6.00	6.00

Hedging derivatives

-	OTROS	-	US$	8,202	22,646	18,987	221	-	50,056	-	-	0.00	0.00

	Total			614,235	1,019,267	2,603,053	2,084,412	2,403,028	8,723,995	7,699,796

(*) Securitized bond with the future flows from the sales with credit card in United States and Canada.

26

Class of liability for the analysis of liquidity risk ordered by date of maturity as of June 30, 2015 (Unaudited)

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans

0-E	NEDERLANDSCHE CREDIETVERZEKERING MAATSCHAPPIJ	Holand	US$	165	493	1,315	1,314	383	3,670	3,121	Monthly	6.01	6.01

Obligation with the public

0-E	THE BANK OF NEW YORK	U.S.A.	US$	-	364,000	83,750	583,750	-	1,031,500	800,000	At Expiration	8.17	8.00

Financial leases

0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	2,570	7,699	20,524	13,677	-	44,470	39,533	Monthly	1.25	1.25
0-E	DVB BANK SE	U.S.A.	US$	121	358	46	-	-	525	519	Monthly	2.15	2.15
0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A.	US$	3,816	11,473	1,397	-	-	16,686	16,424	Monthly	1.90	1.90
0-E	KFW IPEX-BANK	Germany	US$	596	1,765	967	-	-	3,328	3,280	Monthly/Quarterly	2.40	2.40
0-E	NATIXIS	France	US$	4,037	7,831	22,730	42,526	45,705	122,829	111,133	Quarterly/Semiannual	4.50	4.50
0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	1,412	19,180	-	-	-	20,592	20,475	Monthly	2.40	2.40
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	784	2,371	6,424	6,528	2,917	19,024	17,342	Quarterly	2.65	2.65
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	11,154	32,015	85,887	193,070	-	322,126	296,113	Quarterly	3.83	3.70
0-E	BANCO IBM S.A	Brazil	BRL	360	1,152	815	-	-	2,327	1,574	Monthly	14.13	14.13
0-E	HP FINANCIAL SERVICE	Brazil	BRL	229	457	-	-	-	686	659	Monthly	10.02	10.02
0-E	SOCIÉTÉ GÉNÉRALE	France	BRL	139	444	502	-	-	1,085	735	Monthly	14.13	14.13

	Total			25,383	449,238	224,357	840,865	49,005	1,588,848	1,310,908

27

Class of liability for the analysis of liquidity risk ordered by date of maturity as of June 30, 2016 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Trade and other accounts payables

-	OTHERS	VARIOS	US$	495,341	23,739	-	-	-	519,080	519,080	-	0.00	0.00
			CLP	35,720	7	-	-	-	35,727	35,727	-	0.00	0.00
			BRL	350,057	3	-	-	-	350,060	350,060	-	0.00	0.00
			Others currencies	193,655	193	-	-	-	193,848	193,848	-	0.00	0.00

Accounts payable to related parties currents

65.216.000-K	COMUNIDAD MUJER	Chile	CLP	19	-	-	-	-	19	19	-	0.00	0.00
78.591.370-1	BETHIA S.A. Y FILIALES	Chile	CLP	3	-	-	-	-	3	3	-	0.00	0.00
79.773.440-3	Transportes San Felipe S.A.	Chile	CLP	56	-	-	-	-	56	56	-	0.00	0.00
78.997.060-2	Viajes Falabella Ltda.	Chile	CLP	4	-	-	-	-	4	4	-	0.00	0.00
0-E	Consultoría Administrativa Profesional	Mexico	MXN	50	-	-	-	-	50	50	-	0.00	0.00

	Total			1,074,905	23,942	-	-	-	1,098,847	1,098,847

	Total consolidated			1,714,523	1,492,447	2,827,410	2,925,277	2,452,033	11,411,690	10,109,551

28

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2015

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters

97.032.000-8	BBVA	Chile	US$	100,253	-	-	-	-	100,253	100,000	At Expiration	1.00	1.00
97.036.000-K	SANTANDER	Chile	US$	100,363	-	-	-	-	100,363	100,000	At Expiration	1.44	1.44
97.030.000-7	ESTADO	Chile	US$	55,172	-	-	-	-	55,172	55,000	At Expiration	1.05	1.05
97.004.000-5	BANCO DE CHILE	Chile	US$	50,059	-	-	-	-	50,059	50,000	At Expiration	1.42	1.42
97.003.000-K	BANCO DO BRASIL	Chile	US$	70,133	-	-	-	-	70,133	70,000	At Expiration	1.18	1.18
97.951.000-4	HSBC	Chile	US$	12,020	-	-	-	-	12,020	12,000	At Expiration	0.66	0.66

Bank loans

97.023.000-9	CORPBANCA	Chile	UF	19,873	58,407	112,252	35,953	-	226,485	211,135	Quarterly	4.18	4.18
0-E	BANCO BLADEX	U.S.A.	US$	-	9,702	30,526	15,514	-	55,742	50,000	Semiannual	4.58	4.58
0-E	DVB BANK SE	U.S.A.	US$	146	430	154,061	-	-	154,637	153,514	Quarterly	1.67	1.67
97.036.000-K	SANTANDER	Chile	US$	1,053	-	226,712	-	-	227,765	226,712	Quarterly	2.24	2.24

Obligations with the public

0-E	BANK OF NEW YORK	U.S.A.	US$	-	36,250	72,500	554,375	-	663,125	500,000	At Expiration	7.77	7.25

Guaranteed obligations

0-E	CREDIT AGRICOLE	Francia	US$	31,813	92,167	210,541	55,381	12,677	402,579	389,027	Quarterly	1.83	1.66
0-E	BNP PARIBAS	U.S.A.	US$	9,899	29,975	82,094	83,427	148,904	354,299	319,397	Quarterly	2.29	2.22
0-E	WELLS FARGO	U.S.A.	US$	35,636	106,990	285,967	286,959	554,616	1,270,168	1,180,751	Quarterly	2.27	1.57
0-E	WILMINGTON TRUST	U.S.A.	US$	6,110	69,232	135,334	133,363	539,019	883,058	675,696	Quarterly	4.25	4.25
0-E	CITIBANK	U.S.A.	US$	19,478	58,741	158,957	162,459	266,273	665,908	617,002	Quarterly	2.40	1.64
97.036.000-K	SANTANDER	Chile	US$	5,585	16,848	45,653	46,740	50,124	164,950	159,669	Quarterly	1.47	0.93
0-E	BTMU	U.S.A.	US$	2,992	9,035	24,541	25,214	39,930	101,712	96,954	Quarterly	1.82	1.22
0-E	APPLE BANK	U.S.A.	US$	1,471	4,445	12,079	12,431	20,099	50,525	48,142	Quarterly	1.72	1.12
0-E	US BANK	U.S.A.	US$	18,643	55,824	147,994	146,709	303,600	672,770	591,039	Quarterly	3.99	2.81
0-E	DEUTSCHE BANK	U.S.A.	US$	5,923	17,881	39,185	30,729	63,268	156,986	136,698	Quarterly	3.40	3.40
0-E	NATIXIS	France	US$	13,740	41,730	115,026	100,617	249,194	520,307	469,423	Quarterly	2.08	2.05
0-E	HSBC	U.S.A.	US$	1,590	4,790	12,908	13,112	25,175	57,575	53,583	Quarterly	2.40	1.59
0-E	PK AirFinance	U.S.A.	US$	2,172	6,675	18,928	20,812	18,104	66,691	62,514	Monthly	2.04	2.04
0-E	KFW IPEX-BANK	Germany	US$	728	2,232	5,684	4,131	1,658	14,433	13,593	Quarterly	2.45	2.45

Other guaranteed obligations

0-E	DVB BANK SE	U.S.A.	US$	8,225	24,695	-	-	-	32,920	32,492	Quarterly	2.32	2.32

Financial leases

0-E	ING	U.S.A.	US$	9,214	26,054	41,527	28,234	-	105,029	94,998	Quarterly	5.13	4.57
0-E	CREDIT AGRICOLE	France	US$	1,711	5,236	7,216	-	-	14,163	13,955	Quarterly	1.28	1.28
0-E	CITIBANK	U.S.A.	US$	6,083	18,250	48,667	38,596	-	111,596	97,383	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	US$	17,556	52,674	115,934	23,211	-	209,375	192,914	Quarterly	5.37	4.77
0-E	BNP PARIBAS	U.S.A.	US$	11,368	34,292	86,206	31,782	-	163,648	153,107	Quarterly	4.08	3.64
0-E	WELLS FARGO	U.S.A.	US$	5,594	16,768	44,663	44,565	24,125	135,715	121,628	Quarterly	3.98	3.54
0-E	DVB BANK SE	U.S.A.	US$	4,732	14,225	14,269	-	-	33,226	32,567	Quarterly	2.06	2.06
0-E	BANC OF AMERICA	U.S.A.	US$	703	2,756	-	-	-	3,459	2,770	Monthly	1.41	1.41

Other loans

0-E	BOEING	U.S.A.	US$	655	533	151,362	-	-	152,550	151,362	At Expiration	1.80	1.80
0-E	CITIBANK (*)	U.S.A.	US$	25,820	77,850	207,190	206,749	-	517,609	450,000	Quarterly	6.00	6.00

Hedging derivatives

-	OTROS	-	US$	12,232	33,061	40,986	3,688	16	89,983	85,653	-	0.00	0.00

	Total			668,745	927,748	2,648,962	2,104,751	2,316,782	8,666,988	7,770,678

(*) Securitized bond with the future flows from the sales with credit card in United States and Canada.

29

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2015

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans

0-E	NEDERLANDSCHE CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	181	493	1,315	1,314	712	4,015	3,353	Monthly	6.01	6.01

Obligation with the public

0-E	BANK OF NEW YORK	U.S.A.	US$	440	65,321	397,785	86,590	521,727	1,071,863	800,000	At Expiration	8.17	8.00

Financial leases

0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	2,771	7,700	20,527	18,808	-	49,806	43,505	Monthly	1.25	1.25
0-E	AIRBUS FINANCIAL	U.S.A.	US$	3,715	11,054	21,830	15,730	-	52,329	49,995	Monthly	1.43	1.43
0-E	CREDIT AGRICOLE -CIB	France	US$	4,542	-	-	-	-	4,542	4,500	Quarterly/Semiannual	3.25	3.25
0-E	DVB BANK SE	U.S.A.	US$	123	361	284	-	-	768	755	Monthly	1.64	1.64
0-E	GENERAL ELECTRIC CAPITAL
	CORPORATION	U.S.A.	US$	3,834	11,437	9,050	-	-	24,321	23,761	Monthly	1.25	1.25
0-E	KFW IPEX-BANK	Germany	US$	3,345	6,879	15,973	12,429	-	38,626	36,899	Monthly/Quarterly	1.72	1.72
0-E	NATIXIS	France	US$	4,338	7,812	22,635	23,030	70,925	128,740	115,020	Quarterly/Semiannual	3.85	3.85
0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	1,428	21,992	-	-	-	23,420	23,045	Monthly	1.75	1.75
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	520	1,386	3,198	14,567	-	19,671	18,368	Quarterly	2.00	2.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	11,993	31,874	85,695	214,612	-	344,174	312,486	Quarterly	3.63	3.55
0-E	BANCO IBM S.A	Brazil	BRL	267	846	1,230	-	-	2,343	1,728	Monthly	14.14	14.14
0-E	HP FINANCIAL SERVICE	Brazil	BRL	188	564	188	-	-	940	882	Monthly	10.02	10.02
0-E	SOCIÉTÉ GÉNÉRALE	France	BRL	104	330	626	-	-	1,060	775	Monthly	14.14	14.14

	Total			37,789	168,049	580,336	387,080	593,364	1,766,618	1,435,072

30

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2015

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Trade and other accounts payables

-	OTHERS	OTHERS	US$	442,320	14,369	-	-	-	456,689	456,689	-	0.00	0.00
			CLP	39,823	114	-	-	-	39,937	39,937	-	0.00	0.00
			BRL	301,569	16	-	-	-	301,585	301,585	-	0.00	0.00
			Others currencies	218,347	9,016	-	-	-	227,363	227,363	-	0.00	0.00

Accounts payable to related parties currents
65.216.000-K	COMUNIDAD MUJER	Chile	CLP	10	-	-	-	-	10	10	-	0.00	0.00
78.591.370-1	BETHIA S.A. Y FILIALES	Chile	CLP	5	-	-	-	-	5	5	-	0.00	0.00
78.997.060-2	Viajes Falabella Ltda.	Chile	CLP	68					68	68	-	0.00	0.00
0-E	Consultoría Administrativa Profesional	Mexico	MXN	342	-	-	-	-	342	342	-	0.00	0.00
0-E	INVERSORA AERONÁUTICA ARGENTINA	Argentina	US$	22	-	-	-	-	22	22	-	0.00	0.00
	Total			1,002,506	23,515	-	-	-	1,026,021	1,026,021

	Total consolidado			1,709,040	1,119,312	3,229,298	2,491,831	2,910,146	11,459,627	10,231,771

31

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions. The Company has margin facilities with each financial institution in order to regulate the mutual exposure produced by changes in the market valuation of the derivatives.

At the end of 2015, the Company provided US$ 49.6 million in derivative margin guarantees, for cash and stand-by letters of credit. At June 30, 2016, the Company had provided US$ 61.8 million in guarantees for Cash and cash equivalent and stand-by letters of credit. The increase was due at: i) maturity of hedge contracts, ii) acquire of new fuel purchase contracts, and iii) changes in fuel prices, exchange rate and interest rates.

3.2.	Capital risk management

The Company’s objectives, with respect to the management of capital, are (i) to comply with the restrictions of minimum equity and (ii) to maintain an optimal capital structure.

The Company monitors its contractual obligations and the regulatory limitations in the different countries where the entities of the group are domiciled to assure they meet the limit of minimum net equity, where the most restrictive limitation is to maintain a positive net equity.

Additionally, the Company periodically monitors the short and long term cash flow projections to assure the Company has adequate sources of funding to generate the cash requirement to face its investment and funding future commitments.

The Company international credit rating is the consequence of the Company capacity to face its long terms financing commitments. As of June 30, 2016 the Company has an international long term credit rating of BB- with negative outlook by Standard & Poor’s, a B+ rating with negative outlook by Fitch Ratings and a B1 rating with stable outlook by Moody’s.

3.3.	Estimates of fair value.

At June 30, 2016, the Company maintained financial instruments that should be recorded at fair value. These are grouped into two categories:

1.	Hedge Instruments:

This category includes the following instruments:

-	Interest rate derivative contracts,

-	Fuel derivative contracts,

-	Currency derivative contracts.

32

2.	Financial Investments:

This category includes the following instruments:

-	Investments in short-term Mutual Funds (cash equivalent),

-	Private investment funds.

The Company has classified the fair value measurement using a hierarchy that reflects the level of information used in the assessment. This hierarchy consists of 3 levels (I) fair value based on quoted prices in active markets for identical assets or liabilities, (II) fair value calculated through valuation methods based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) and (III) fair value based on inputs for the asset or liability that are not based on observable market data.

The fair value of financial instruments traded in active markets, such as investments acquired for trading, is based on quoted market prices at the close of the period using the current price of the buyer. The fair value of financial assets not traded in active markets (derivative contracts) is determined using valuation techniques that maximize use of available market information. Valuation techniques generally used by the Company are quoted market prices of similar instruments and / or estimating the present value of future cash flows using forward price curves of the market at period end.

33

The following table shows the classification of financial instruments at fair value, depending on the level of information used in the assessment:

	As of June 30, 2016				As of December 31, 2015
		Fair value measurements using values				Fair value measurements using values
		considered as				considered as
	Fair value	Level I	Level II	Level III	Fair value	Level I	Level II	Level III
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Assets
Cash and cash equivalents	38,180	38,180	-	-	26,600	26,600	-	-

Short-term mutual funds	38,180	38,180	-	-	26,600	26,600	-	-

Other financial assets, current	605,895	596,749	9,146	-	624,200	607,622	16,578	-
Fair value of fuel derivatives	5,162	-	5,162	-	6,293	-	6,293	-
Fair value of foreign currency derivatives	3,841	-	3,841	-	9,888	-	9,888	-
Interest accrued since the last payment date of Cross Currency Swap	143	-	143	-	397	-	397	-
Private investment funds	539,062	539,062	-	-	448,810	448,810	-	-
Certificate of deposit CDB	-	-	-	-	-	-	-	-
Domestic and foreign bonds	57,687	57,687	-	-	158,812	158,812	-	-
Other investments	-	-	-	-	-	-	-	-

Liabilities
Other financial liabilities, current	70,515	-	70,515	-	134,089	-	134,089	-
Fair value of interest rate derivatives	19,746	-	19,746	-	33,518	-	33,518	-
Fair value of fuel derivatives	10,989	-	10,989	-	39,818		39,818
Fair value of foreign currency derivatives	36,751	-	36,751	-	56,424	-	56,424	-
Interest accrued since the last payment date of Currency Swap	3,029	-	3,029	-	4,329	-	4,329	-
Interest rate derivatives not recognized as a hedge	-	-	-	-	-		-

Other financial liabilities, non current	12,102	-	12,102	-	16,128	-	16,128	-
Fair value of interest rate derivatives	12,102	-	12,102	-	16,128	-	16,128	-

34

Additionally, at June 30, 2016, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of June 30, 2016		As of December 31, 2015
	Book	Fair	Book	Fair
	value	value	value	value
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited

Cash and cash equivalents	599,217	599,217	726,897	726,897
Cash on hand	8,810	8,810	10,656	10,656
Bank balance	298,101	298,101	302,696	302,696
Overnight	185,515	185,515	267,764	267,764
Time deposits	106,791	106,791	145,781	145,781

Other financial assets, current	27,832	27,832	27,148	27,148
Other financial assets	27,832	27,832	27,148	27,148

Trade and other accounts receivable current	870,274	870,274	796,974	796,974
Accounts receivable from related entities	353	353	183	183
Other financial assets, non current	113,641	113,641	89,458	89,458
Accounts receivable	8,166	8,166	10,715	10,715

Other financial liabilities, current (*)	1,812,932	2,044,898	1,510,146	1,873,552
Trade and other accounts payables	1,550,070	1,550,070	1,483,957	1,483,957
Accounts payable to related entities	132	132	447	447
Other financial liabilities, non current (*)	7,106,848	7,586,006	7,516,257	7,382,221
Accounts payable, non-current	371,104	371,104	417,050	417,050

(*) Fair value Level II

The book values of accounts receivable and payable are assumed to approximate their fair values, due to their short-term nature. In the case of cash on hand, bank balances, overnight, time deposits and accounts payable, non-current, fair value approximates their carrying values.

The fair value of Other financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate for similar financial instruments. In the case of Other financial assets, the valuation was performed according to market prices at period end.

35

NOTE 4 - ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and record certain assets, liabilities, revenue, expenditure, and commitments. Basically, these estimates relate to:

(a)       Evaluation of possible losses through impairment of goodwill and intangible assets with an indefinite useful life.

As of June 30, 2016 goodwill amounted to ThUS$ 2,752,135 (ThUS$ 2,280,575 at December 31, 2015), while intangible assets with an indefinite useful life comprised airport slots for ThUS$ 993,884 (ThUS$ 816,987 at December 31, 2015), and Trademarks and Loyalty Program for ThUS$ 395,727 (ThUS$ 325,293 at December 31, 2015).

At least once per year the Company verifies whether goodwill and intangible assets with an indefinite useful life have suffered any losses through impairment. For the purposes of this evaluation, the Company has identified two cash-generating units (CGUs): “Air transport” and “Multiplus loyalty and coalition program.” The book value of goodwill assigned to each CGU as of June 30, 2016, amounted to ThUS$ 2,210,189 and ThUS$ 541,946 (ThUS$ 1,835,088 and ThUS$ 445,487 at December 31, 2015), which included intangible assets with undefined useful life:

	Air Transport CGU		Coalition and loyalty Program Multiplus CGU
	As of	As of	As of	As of
	June 30,	December 31,	June 30,	December 31,
	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Airport Slots	993.884	816.987	-	-
Trade marks	64.453	52.981	-	-
Loyalty program	-	-	331.274	272.312

The recoverable value of these cash-generating units (CGUs) has been determined based on calculations of their value in use. The principal assumptions used by the management include: growth rate, exchange rate, discount rate, fuel prices, and other economic assumptions. The estimation of these assumptions requires significant administrative judgment, as these variables feature inherent uncertainty; however, the assumptions used are consistent with Company’s internal planning. Therefore, management evaluates and updates the estimates on an annual basis, in light of conditions that affect these variables. The mainly assumptions used as well as, the corresponding sensitivity analyses are showed in Note 16.

(b)       Useful life, residual value, and impairment of property, plant, and equipment

The depreciation of assets is calculated based on the linear model, except for certain technical components depreciated on cycles and hours flown. These useful lives are reviewed on an annual basis according with the Company’s future economic benefits associated with them.

36

Changes in circumstances such as: technological advances, business model, planned use of assets or capital strategy may render the useful life different to the lifespan estimated. When it is determined that the useful life of property, plant, and equipment must be reduced, as may occur in line with changes in planned usage of assets, the difference between the net book value and estimated recoverable value is depreciated, in accordance with the revised remaining useful life.

Residual values are estimated in accordance with the market value that these assets will have at the end of their useful life. The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, once a year. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 2.8).

(c)       Recoverability of deferred tax assets

Deferred taxes are calculated in accordance with the liability method, applied over temporary differences that arise between the fiscal based of assets and liabilities, and their book value. Deferred tax assets for tax losses are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company makes tax and financial projections to evaluate the realization of deferred tax asset over the course of time. Additionally, these projections are ensured to be consistent with those used to measure other long term assets. As of June 30, 2016 the company recognized deferred tax assets amounting to ThUS$ 393,280 (ThUS$ 376,595 at December 31, 2015), and had ceased to recognize deferred tax assets for tax losses amounting to ThUS$ 69,221 (ThUS$ 15,513 at December 31, 2015) (Note 18).

(d)       Air tickets sold that are not actually used.

The Company advance sales of tickets as deferred revenue. Revenue from ticket sales is recognized in the income statement when the service is provided or when the tickets expires unused, reducing the corresponding deferred revenue. The Company evaluates monthly the probability that tickets expiry unused, based on the history of used tickets. Changes in the exchange probability would have an impact our revenue in the year in which the change occurs and in future years. As of June 30, 2016, deferred revenue associated with air tickets sold amounted to ThUS$ 1,477,553 (ThUS$ 1,223,886 as of December 31, 2015). An hypothetical change of 1% in passenger behavior regarding to the ticket usage, - that is, if during the next 6 months after sells probability of used were 89% rather than 90%, as we consider, it would lead to a change in the expiry period from 6 to 7 months, which, as of June 30, 2016, would have an impact of up to ThUS$ 25,000.

(e)       Valuation of loyalty points and kilometers granted to loyalty program members, pending usage.

As of June 30, 2016 and December 31, 2015, the Company operated the following loyalty programs: LATAM Pass, LATAM Fidelidade and Multiplus, with the objective of enhancing customer loyalty by offering points or kilometers (see Note 22).

When kilometers and points are redeemed for products and services other than the services provided by the Company, revenue is recognized immediately; when they are redeemed for air tickets on airlines from to LATAM Airlines Group S.A. and subsidiaries, revenue is deferred until the transport service is provided or the corresponding tickets expired.

37

Deferred revenue from loyalty programs at the closing date corresponds to the valuation of points and kilometers granted to loyalty program members, pending of use, and the probability to be redeemed.

According to IFRIC-13, kilometers and points value that the Company estimate are not likely to be redeemed (“breakage”), they recognize the associated value proportionally during the period in which the remaining kilometers or points are expected to be redeemed. The Company uses statistical models to estimate the breakage, based on historical redemption patterns Changes in the breakage would have a significant impact on our revenue in the year in which the change occurs and in future years.

As of June 30, 2016, deferred revenue associated with the LATAM Pass loyalty program amounted to ThUS$ 905,470 (ThUS$ 973,264 at December 31, 2015). As of June 30, 2016 a hypothetical change of 1% in the probability of usage would result in an impact of approximately ThUS$ 28,400 and ThUS$25.082 at the same period of 2015. Meanwhile, deferred revenue associated with the LATAM Fidelidade and Multiplus loyalty programs amounted to ThUS$ 487,085 (ThUS$ 452,264 at December 31, 2015). As of June 30, 2016 a hypothetical change of 2% in the probability of usage would result in an impact of approximately ThUS$ 7,321 and ThUS$ 7,141 at the same period of 2015.

The fair value of kilometers is determined by the Company based in its best estimate of the price at which they have been sold in the past. As of June 30, 2016 a hypothetical change of 1% in the fair value of the unused kilometers would result in an impact of approximately ThUS$ 9,000 and ThUS$ 8,900 at the same period of 2015.

(f)       Provisions needs, and their valuation when required

Known contingencies are recognized when: the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. The Company applies professional judgment, experience, and knowledge to use available information to determine these values, in light of the specific characteristics of known risks. This process facilitates the early assessment and valuation of potential risks in individual cases or in the development of contingent eventualities.

(g)       Investment in subsidiary (TAM)

The management has applied its judgment in determining that LATAM Airlines Group S.A. controls TAM S.A. and Subsidiaries, for accounting purposes, and has therefore consolidated the financial statements.

The grounds for this decision are that LATAM issued ordinary shares in exchange for the majority of circulating ordinary and preferential shares in TAM, except for those TAM shareholders who did not accept the exchange, which were subject to a squeeze out, entitling LATAM to substantially all economic benefits generated by the LATAM Group, and thus exposing it to substantially all risks relating to the operations of TAM. This exchange aligns the economic interests of LATAM and all of its shareholders, including the controlling shareholders of TAM, thus insuring that the shareholders and directors of TAM shall have no incentive to exercise their rights in a manner that would be beneficial to TAM but detrimental to LATAM. Furthermore, all significant actions necessary of the operation of the airlines require votes in favor by the controlling shareholders of both LATAM and TAM.

38

Since the integration of LAN and TAM operations, the most critical airline operations in Brazil have been managed by the CEO of TAM while global activities have been managed by the CEO of LATAM, who is in charge of the operation of the LATAM Group as a whole and reports to the LATAM Board.

The CEO of LATAM also evaluates the performance of LATAM Group executives and, together with the LATAM Board, determines compensation. Although Brazilian law currently imposes restrictions on the percentages of voting rights that may be held by foreign investors, LATAM believes that the economic basis of these agreements meets the requirements of accounting standards in force, and that the consolidation of the operations of LAN and LATAM is appropriate.

These estimates were made based on the best information available relating to the matters analyzed.

In any case, it is possible that events that may take place in the future could lead to their modification in future reporting periods, which would be made in a prospective manner.

NOTE 5 - SEGMENTAL INFORMATION

The Company has determined that it has two operating segments: the air transportation business and the coalition and loyalty program Multiplus.

The Air transport segment corresponds to the route network for air transport and it is based on the way that the business is run and managed, according to the centralized nature of its operations, the ability to open and close routes and reallocate resources (aircraft, crew, staff, etc..) within the network, which is a functional relationship between all of them, making them inseparable. This segment definition is the most common level used by the global airline industry.

The segment of loyalty coalition called Multiplus, unlike LATAM Pass and LATAM Fidelidade, is a frequent flyer programs which operate as a unilateral system of loyalty that offers a flexible coalition system, interrelated among its members, with 15.1 million of members, along with being a regulated entity with a separately business and not directly related to air transport.

39

(a)       For the 6 months ended

			Coalition and
	Air		loyalty program
	transportation		Multiplus		Eliminations		Consolidated
	At June 30,		At June 30,		At June 30,		At June 30,
	2016	2015	2016	2015	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited

Income from ordinary activities from external customers (*)	4,008,728	4,750,818	192,253	254,637	-	-	4,200,981	5,005,455

LAN passenger	1,989,806	2,111,349	-	-	-	-	1,989,806	2,111,349
TAM passenger	1,482,945	1,954,702	192,253	254,637	-	-	1,675,198	2,209,339
Freight	535,977	684,767	-	-	-	-	535,977	684,767

Income from ordinary activities from transactions with other operating segments	192,253	254,637	28,611	35,709	(220,864)	(290,346)	-	-
Other operating income	151,524	114,503	85,745	84,038	-	-	237,269	198,541
Interest income	7,931	14,485	27,668	25,790	(4,181)	(8,391)	31,418	31,884
Interest expense	(210,813)	(213,974)	-	-	4,181	8,391	(206,632)	(205,583)
Total net interest expense	(202,882)	(199,489)	27,668	25,790	-	-	(175,214)	(173,699)

Depreciation and amortization	(465,306)	(464,916)	(4,851)	(7,618)	-	-	(470,157)	(472,534)

Material non-cash items other than depreciation and amortization	104,458	(194,639)	(421)	1,258	-	-	104,037	(193,381)
Disposal of fixed assets and inventory losses	(20,150)	(18,413)	-	-	-	-	(20,150)	(18,413)
Doubtful accounts	(19,881)	(6,261)	376	39	-	-	(19,505)	(6,222)
Exchange differences	144,171	(170,441)	(763)	1,219	-	-	143,408	(169,222)
Result of indexation units	318	476	(34)	-	-	-	284	476

Income (loss) atributable to owners of the parents	(62,969)	(158,330)	73,102	68,656	-	-	10,133	(89,674)

Participation of the entity in the income of associates	-	37	-	-	-	-	-	37
Expenses for income tax	(110,611)	71,391	(34,288)	(34,438)	-	-	(144,899)	36,953
Segment profit / (loss)	(42,334)	(138,951)	73,102	68,656	-	-	30,768	(70,295)
Assets of segment	17,665,249	18,853,409	1,499,334	592,157	(117,886)	(83,117)	19,046,697	19,362,449

Amount of non-current asset additions	836,697	326,530	-	-	-	-	836,697	326,530

Property, plant and equipment	833,714	308,848	-	-	-	-	833,714	308,848
Intangibles other than goodwill	2,983	17,682	-	-	-	-	2,983	17,682

Segment liabilities	14,883,748	14,984,275	659,028	518,624	(35,291)	(359)	15,507,485	15,502,540
Purchase of non-monetary assets of segment	437,605	500,716	-	-	-	-	437,605	500,716

(*) The Company does not have any interest revenue that should be recognized as income from ordinary activities by interest.

40

(b)	For the 3 months ended

			Coalition and
	Air		loyalty program
	transportation		Multiplus		Eliminations		Consolidated
	At June 30,		At June 30,		At June 30,		At June 30,
	2016	2015	2016	2015	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Income from ordinary activities from external customers (*)	1,869,803	2,189,078	96,921	122,528	-	-	1,966,724	2,311,606
LAN passenger	904,897	982,691	-	-	-	-	904,897	982,691
TAM passenger	704,896	871,942	96,921	122,528	-	-	801,817	994,470
Freight	260,010	334,445	-	-	-	-	260,010	334,445
Income from ordinary activities from transactions with other operating segments	96,921	122,528	11,018	21,283	(107,939)	(143,811)	-	-
Other operating income	92,215	63,879	51,694	37,369	-	-	143,909	101,248
Interest income	7,718	5,206	16,121	12,992	(3,285)	(4,804)	20,554	13,394
Interest expense	(106,868)	(115,054)	-	-	3,285	4,804	(103,583)	(110,250)
Total net interest expense	(99,150)	(109,848)	16,121	12,992	-	-	(83,029)	(96,856)
Depreciation and amortization	(228,106)	(231,378)	(2,600)	(3,708)	-	-	(230,706)	(235,086)
Material non-cash items other than depreciation and amortization	51,299	19,613	(54)	1,172	-	-	51,245	20,785
Disposal of fixed assets and inventory losses	(13,137)	(11,534)	-	-	-	-	(13,137)	(11,534)
Doubtful accounts	(11,753)	(3,084)	341	46	-	-	(11,412)	(3,038)
Exchange differences	75,894	34,229	(384)	1,126	-	-	75,510	35,355
Result of indexation units	295	2	(11)	-	-	-	284	2
Income (loss) atributable to owners of the parents	(133,138)	(84,971)	41,063	35,244	-	-	(92,075)	(49,727)
Participation of the entity in the income of associates	-	37	-	-	-	-	-	37
Expenses for income tax	(44,184)	30,751	(18,388)	(17,351)	-	-	(62,572)	13,400
Segment profit / (loss)	(126,327)	(81,264)	41,063	35,244	-	-	(85,264)	(46,020)
Assets of segment	17,665,249	18,853,409	1,499,334	592,157	(117,886)	(83,117)	19,046,697	19,362,449
Amount of non-current asset additions	356,742	153,701	-	-	-	-	356,742	153,701
Property, plant and equipment	341,760	142,451	-	-	-	-	341,760	142,451
Intangibles other than goodwill	14,982	11,250	-	-	-	-	14,982	11,250
Segment liabilities	14,883,748	14,984,275	659,028	518,624	(35,291)	(359)	15,507,485	15,502,540
Purchase of non-monetary assets of segment	134,343	201,306	-	-	-	-	134,343	201,306

(*)	The Company does not have any interest revenue that should be recognized as income from ordinary activities by interest.

41

The Company’s revenues by geographic area are as follows:

	For the 6 months ended		For the 3 months ended
	At June 30,		At June 30,
	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$

Peru	287,590	322,438	136,048	159,124
Argentina	505,547	466,342	230,897	213,092
U.S.A.	452,989	522,957	207,814	245,444
Europe	335,360	347,060	148,672	151,705
Colombia	155,567	184,214	76,606	87,891
Brazil	1,299,222	1,891,542	641,803	852,025
Ecuador	101,156	122,640	49,344	61,177
Chili	749,718	797,863	329,784	372,327
Asia Pacific and rest of Latin America	313,832	350,399	145,756	168,821
Income from ordinary activities	4,200,981	5,005,455	1,966,724	2,311,606
Other operating income	237,269	198,541	143,909	101,248

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.

The Company has no customers that individually represent more than 10% of sales.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of	As of
	June 30,	December 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Cash on hand	8,810	10,656
Bank balances	298,101	302,696
Overnight	185,515	267,764
Total Cash	492,426	581,116

Cash equivalents
Time deposits	106,791	145,781
Mutual funds	38,180	26,600
Total cash equivalents	144,971	172,381
Total cash and cash equivalents	637,397	753,497

42

Cash and cash equivalents are denominated in the following currencies:

	As of	As of
	June 30,	December 31,
Currency	2016	2015
	ThUS$	ThUS$
	Unaudited
Argentine peso	16,304	18,733
Brazilian real	148,231	106,219
Chilean peso (*)	25,329	17,978
Colombian peso	8,025	14,601
Euro	7,324	10,663
US Dollar	413,524	564,214
Strong bolivar (**)	725	2,986
Other currencies	17,935	18,103
Total	637,397	753,497

(*) At June 30, 2016 and at December 31, 2015, the Company does not maintains currency derivative contracts (forward)), for conversion into dollars of investments in pesos.

(**) At December 31, 2015, the Company reflected an exchange rate loss of ThUS$ 40,968 consequence change in the SICAD rate of Venezuela (13.5 VEF/US$) at the DICOM rate equivalent to 198.70 VEF/US$. As of June 30, 2016, the DICOM rate equivalent to 628.34 VEF/US$, which represented assets that are held by the Company equivalent to ThUS$ 725 (ThUS$ 2,986 at December 31, 2015)

43

NOTE 7 - FINANCIAL INSTRUMENTS

7.1.	Financial instruments by category

As of June 30, 2016 (Unaudited)

				Initial designation
	Loans		Held	as fair value
	and	Hedge	for	through
Assets	receivables	derivatives	trading	profit and loss	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	599,217	-	-	38,180	637,397
Other financial assets, current (*)	27,832	9,146	57,687	539,062	633,727
Trade and others accounts receivable, current	870,274	-	-	-	870,274
Accounts receivable from related entities, current	353	-	-	-	353
Other financial assets, non current (*)	112,987	-	654	-	113,641
Accounts receivable, non current	8,166	-	-	-	8,166
Total	1,618,829	9,146	58,341	577,242	2,263,558

	Other	Held
	financial	Hedge
Liabilities	liabilities	derivatives	Total
	ThUS$	ThUS$	ThUS$
Other liabilities, current	1,812,932	70,515	1,883,447
Trade and others accounts payable, current	1,550,070	-	1,550,070
Accounts payable to related entities, current	132	-	132
Other financial liabilities, non-current	7,106,848	12,102	7,118,950
Accounts payable, non-current	371,104	-	371,104
Total	10,841,086	82,617	10,923,703

(*)         The value presented as initial designation as fair value through profit and loss, corresponds mainly to private investment funds; and loans and receivables corresponds to guarantees given.

44

As of December 31, 2015

				Initial designation
	Loans		Held	as fair value
	and	Hedge	for	through
Assets	receivables	derivatives	trading	profit and loss	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	726,897	-	-	26,600	753,497
Other financial assets, current (*)	27,148	16,578	158,812	448,810	651,348
Trade and others accounts receivable, current	796,974	-	-	-	796,974
Accounts receivable from related entities, current	183	-	-	-	183
Other financial assets, non current (*)	88,820	-	638	-	89,458
Accounts receivable, non current	10,715	-	-	-	10,715
Total	1,650,737	16,578	159,450	475,410	2,302,175

	Other	Held
	financial	Hedge
Liabilities	liabilities	derivatives	Total
	ThUS$	ThUS$	ThUS$
Other liabilities, current	1,510,146	134,089	1,644,235
Trade and others accounts payable, current	1,483,957	-	1,483,957
Accounts payable to related entities, current	447	-	447
Other financial liabilities, non-current	7,516,257	16,128	7,532,385
Accounts payable, non-current	417,050	-	417,050
Total	10,927,857	150,217	11,078,074

(*)          The value presented as initial designation as fair value through profit and loss, corresponds mainly to private investment funds; and loans and receivables corresponds to guarantees given.

45

7.2.	Financial instruments by currency

	As of	As of
	June 30,	December 31,
a) Assets	2016	2015
	ThUS$	ThUS$
	Unaudited

Cash and cash equivalents	637,397	753,497
Argentine peso	16,304	18,733
Brazilian real	148,231	106,219
Chilean peso	25,329	17,978
Colombian peso	8,025	14,601
Euro	7,324	10,663
US Dollar	413,524	564,214
Strong bolivar	725	2,986
Other currencies	17,935	18,103

Other financial assets (current and non-current)	747,368	740,806
Argentine peso	57,327	157,281
Brazilian real	539,631	449,934
Chilean peso	613	640
Colombian peso	468	1,670
Euro	7,329	615
US Dollar	139,945	128,620
Strong bolivar	-	22
Other currencies	2,055	2,024

Trade and other accounts receivable, current	870,274	796,974
Argentine peso	61,403	71,438
Brazilian real	316,700	191,037
Chilean peso	76,143	57,755
Colombian peso	7,774	13,208
Euro	30,629	53,200
US Dollar	317,784	320,959
Strong bolivar	2	7,225
Other currencies (*)	59,839	82,152

Accounts receivable, non-current	8,166	10,715
Brazilian real	634	521
Chilean peso	7,389	5,041
US Dollar	-	5,000
Other currencies (*)	143	153

Accounts receivable from related entities, current	353	183
Brazilian real	-	-
Chilean peso	353	183
US Dollar	-	-

Total assets	2,263,558	2,302,175
Argentine peso	135,034	247,452
Brazilian real	1,005,196	747,711
Chilean peso	109,827	81,597
Colombian peso	16,267	29,479
Euro	45,282	64,478
US Dollar	871,253	1,018,793
Strong bolivar	727	10,233
Other currencies	79,972	102,432

(*)         See the composition of the others currencies in Note 8 Trade, other accounts receivable and non-current accounts receivable.

b)	Liabilities

Liabilities information is detailed in the table within Note 3 Financial risk management.

46

NOTE 8 - TRADE AND OTHER ACCOUNTS RECEIVABLE CURRENT, AND NON-CURRENT ACCOUNTS RECEIVABLE

	As of	As of
	June 30,	December 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Trade accounts receivable	808,379	685,733
Other accounts receivable	144,633	182,028
Total trade and other accounts receivable	953,012	867,761
Less: Allowance for impairment loss	(74,572)	(60,072)
Total net trade and accounts receivable	878,440	807,689
Less: non-current portion – accounts receivable	(8,166)	(10,715)
Trade and other accounts receivable, current	870,274	796,974

The fair value of trade and other accounts receivable does not differ significantly from the book value.

The maturity of these accounts at the end of each period is as follows:

	As of	As of
	June 30,	December 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Fully performing	685,991	577,902
Matured accounts receivable, but not impaired
Expired from 1 to 90 days	33,143	28,717
Expired from 91 to 180 days	12,737	10,995
More than 180 days overdue (*)	1,936	8,047
Total matured accounts receivable, but not impaired	47,816	47,759
Matured accounts receivable and impaired
Judicial, pre-judicial collection and protested documents	35,733	24,304
Debtor under pre-judicial collection process and portfolio sensitization	38,839	35,768
Total matured accounts receivable and impaired	74,572	60,072
Total	808,379	685,733

(*) Value of this segment corresponds primarily to accounts receivable that were evaluated in their ability to recover, therefore not requiring a provision.

47

Currency balances that make up the Trade and other accounts receivable and non-current accounts receivable:

	As of	As of
	June 30,	December 31,
Currency	2016	2015
	ThUS$	ThUS$
	Unaudited
Argentine Peso	61,403	71,438
Brazilian Real	317,334	191,558
Chilean Peso	83,532	62,796
Colombian peso	7,774	13,208
Euro	30,629	53,200
US Dollar	317,784	325,959
Strong bolivar	2	7,225
Other currency (*)	59,982	82,305
Total	878,440	807,689

(*) Other currencies
Australian Dollar	18,511	26,185
Chinese Yuan	2,027	4,282
Danish Krone	206	164
Pound Sterling	5,213	7,228
Indian Rupee	2,722	3,070
Japanese Yen	3,810	4,343
Norwegian Kroner	150	221
Swiss Franc	1,276	1,919
Korean Won	2,884	4,462
New Taiwanese Dollar	465	3,690
Other currencies	22,718	26,741
Total	59,982	82,305

The Company records allowances when there is evidence of impairment of trade receivables. The criteria used to determine that there is objective evidence of impairment losses are the maturity of the portfolio, specific acts of damage (default) and specific market signals.

Maturity	Impairment
Judicial and pre-judicial collection assets	100%
Over 1 year	100%
Between 6 and 12 months	50%

48

Movement in the allowance for impairment loss of Trade and other accounts receivables:

	Opening		(Increase)	Closing
	balance	Write-offs	Decrease	balance
Periods	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to June 30, 2015 (Unaudited)	(71,042)	549	1,031	(69,462)
From April 1 to December 31, 2015	(69,462)	9,571	(181)	(60,072)
From January 1 to June 30, 2016 (Unaudited)	(60,072)	12,837	(27,337)	(74,572)

Once pre-judicial and judicial collection efforts are exhausted, the assets are written off against the allowance. The Company only uses the allowance method rather than direct write-off, to ensure control.

Historic and current re-negotiations are not relevant and the policy is to analyze case by case in order to classify them according to the existence of risk, determining whether it is appropriate to re-classify accounts to pre-judicial recovery. If such re-classification is justified, an allowance is made for the account, whether overdue or falling due.

The maximum credit-risk exposure at the date of presentation of the information is the fair value of each one of the categories of accounts receivable indicated above.

	As of June 30, 2016			As of December 31, 2015
	Gross exposure	Gross	Exposure net	Gross exposure	Gross	Exposure net
	according to	impaired	of risk	according to	Impaired	of risk
	balance	exposure	concentrations	balance	exposure	concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unaudited

Trade accounts receivable	808,379	(74,572)	733,807	685,733	(60,072)	625,661
Other accounts receivable	144,633	-	144,633	182,028	-	182,028

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

49

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

(a)	Accounts Receivable

					As of	As of
			Country		June 30,	December 31,
Tax No.	Related party	Relationship	of origin	Currency	2016	2016
					ThUS$	ThUS$
					Unaudited

78.591.370-1	Bethia S.A. and Subsidiaries	Related director	Chile	CLP	341	167
87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	CLP	12	14
Foreign	TAM Aviação Executiva e Taxi Aéreo S.A.	Related director	Brazil	BRL	-	2
	Total current assets				353	183

(b)	Accounts payable

					As of	As of
			Country		June 30,	December 31,
Tax No.	Related party	Relationship	of origin	Currency	2016	2015
					ThUS$	ThUS$
					Unaudited
Foreign	Consultoría Administrativa Profesional S.A. de C.V.	Associate	Mexico	MXN	50	342
65.216.000-K	Viajes Falabella Ltda.	Related director	Chile	CLP	4	68
Foreign	Inversora Aeronaútica Argentina	Related director	Argentina	US$	-	22
65.216.000-K	Comunidad Mujer	Related director	Chile	CLP	19	10
79.773.440-3	Transportes San Felipe S.A.	Common property	Chile	CLP	56	-
78.591.370-1	Bethia S.A. and Subsidiaries	Related director	Chile	CLP	3	5
	Total current liabilities				132	447

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties. The transaction times are between 30 and 45 days, and the nature of settlement of the transactions is monetary.

50

NOTE 10 -INVENTORIES

	As of	As of
	June 30,	December 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Technical stock	193,559	192,930
Non-technical stock	34,877	31,978
Total production suppliers	228,436	224,908

The items included in this heading are spare parts and materials that will be used mainly in consumption in in-flight and maintenance services provided to the Company and third parties, which are valued at average cost, net of provision for obsolescence that as of June 30, 2016 amounts to ThUS$ 23,127 (ThUS$ 15,892 at December 31, 2015). The resulting amounts do not exceed the respective net realizable values.

As of June 30, 2016, the Company recorded ThUS$ 66,432 (ThUS$ 71,449 at June 30, 2015) within the income statement, mainly due to in-flight consumption and maintenance, which forms part of Cost of sales.

NOTE 11 - OTHER FINANCIAL ASSETS

The composition of Other financial assets is as follows:

	Current Assets		Non-current assets		Total Assets
	As of	As of	As of	As of	As of	As of
	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	2016	2015	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
(a) Other financial assets
Private investment funds	539,062	448,810	-	-	539,062	448,810
Deposits in guarantee (aircraft)	9,302	16,532	68,744	58,483	78,046	75,015
Guarantees for margins of derivatives	7,135	4,456	-	-	7,135	4,456
Other investments	-	-	654	638	654	638
Domestic and foreign bonds	57,687	158,812	-	-	57,687	158,812
Other guarantees given	11,395	6,160	44,243	30,337	55,638	36,497
Subtotal of other financial assets	624,581	634,770	113,641	89,458	738,222	724,228

(b) Hedging assets
Interest accrued since the last payment date of Cross currency swap	143	397	-	-	143	397
Fair value of foreign currency derivatives (*)	3,841	9,888	-	-	3,841	9,888
Fair value of fuel price derivatives	5,162	6,293	-	-	5,162	6,293
Subtotal of hedging assets	9,146	16,578	-	-	9,146	16,578
Total Other Financial Assets	633,727	651,348	113,641	89,458	747,368	740,806

(*) The foreign currency derivatives correspond to forward and combination of options.

The types of derivative hedging contracts maintained by the Company at the end of each period are presented in Note 19.

51

NOTE 12 - OTHER NON-FINANCIAL ASSETS

The composition of Other non-financial assets is as follows:

	Current assets		Non-current assets		Total Assets
	As of	As of	As of	As of	As of	As of
	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	2016	2015	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
(a) Advance payments
Aircraft leases	33,102	33,305	19,734	22,569	52,836	55,874
Aircraft insurance and other	29,475	12,408	-	-	29,475	12,408
Others	12,639	16,256	28,086	33,781	40,725	50,037
Subtotal advance payments	75,216	61,969	47,820	56,350	123,036	118,319

(b) Other assets
Aircraft maintenance reserve (*)	53,574	99,112	124,303	64,366	177,877	163,478
Sales tax	171,995	158,134	45,818	45,061	217,813	203,195
Other taxes	1,316	4,295	-	-	1,316	4,295
Contributions to Société Internationale de Télécommunications Aéronautiques ("SITA")	450	505	547	547	997	1,052
Judicial deposits	-	-	103,865	67,980	103,865	67,980
Others	346	6,001	1,519	1,159	1,865	7,160
Subtotal other assets	227,681	268,047	276,052	179,113	503,733	447,160
Total Other Non - Financial Assets	302,897	330,016	323,872	235,463	626,769	565,479

(*) Aircraft maintenance reserves reflect prepayment deposits made by the group to lessors of certain aircraft under operating lease agreements in order to ensure that funds are available to support the scheduled heavy maintenance of the aircraft.

These amounts are calculated based on performance measures, such as flight hours or cycles, are paid periodically (usually monthly) and are contractually required to be repaid to the lessee upon the completion of the required maintenance of the leased aircraft. At the end of the lease term, any unused maintenance reserves are either returned to the Company in cash or used to offset amounts that we may owe the lessor as a maintenance adjustment.

In some cases (5 lease agreements), if the maintenance cost incurred by LATAM is less than the corresponding maintenance reserves, the lessor is entitled to retain those excess amounts at the time the heavy maintenance is performed. The Company periodically reviews its maintenance reserves for each of its leased aircraft to ensure that they will be recovered, and recognizes an expense if any such amounts are less than probable of being returned. Since the acquisition of TAM in June 2012, the cost of aircraft maintenance has been higher than the related maintenance reserves for all aircraft.

As of June 30, 2016, LATAM had ThUS$ 177,877 in maintenance reserves (ThUS$ 163,478 at December 31, 2015), corresponding to 9 aircraft out of a total fleet of 333 (9 aircraft out of a total fleet of 331 at December 31, 2015). All of the Company’s aircraft leases containing provisions for maintenance reserves will expire fully by 2023.

Aircraft maintenance reserves are classified as current or non-current depending on the dates when the related maintenance is expected to be performed (Note 2.23)

52

NOTE 13 - NON-CURRENT ASSETS AND DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE

Non-current assets and in disposal groups held for sale at June 30, 2016 and December 31, 2015, respectively, are detailed below:

	As of	As of
	June 30,	December 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited

Aircraft	70,976	263
Rotables	1,096	1,060
Engines	15,372	272
Scrapped aircraft	365	365

Total	87,809	1,960

During the second quarter of 2016, two Airbus A319 aircraft, two Airbus A320 aircraft, two Airbus A330 aircraft and six spare engines were reclassified from Property, plant and equipment to Non-current assets or groups of assets for disposal classified as held for sale. As a result, an adjustment of US$ 5 million was recorded to write down these assets to their net realizable value.

The balances are presented at the lower of book value and fair value less cost to sell.

NOTE 14 - INVESTMENTS IN SUBSIDIARIES"

(a)	Investments in subsidiaries

The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities.

Detail of significant subsidiaries and summarized financial information:

			Ownership
			As of	As of
	Country of	Functional	June 30,	December 31,
Name of significant subsidiary	incorporation	currency	2016	2015
			%	%
			Unaudited
Lan Perú S.A.	Peru	US$	70.00000	70.00000
Lan Cargo S.A.	Chile	US$	99.89803	99.89803
Lan Argentina S.A.	Argentina	ARS	95.85660	94.99055
Transporte Aéreo S.A.	Chile	US$	99.89804	99.89804
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	Ecuador	US$	100.00000	100.00000
Aerovías de Integración Regional, AIRES S.A.	Colombia	COP	99.19061	99.01646
TAM S.A.	Brazil	BRL	99.99938	99.99938

The consolidated subsidiaries do not have significant restrictions for transferring funds to controller.

53

Summary financial information of significant subsidiaries

							Results for the period
	Statement of financial position as of June 30, 2016						ended June 30, 2016
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited						Unaudited
Lan Perú S.A.	303,988	281,897	22,091	291,246	289,982	1,264	463,348	(621)
Lan Cargo S.A.	457,353	139,458	317,895	208,788	164,618	44,170	123,414	(17,103)
Lan Argentina S.A.	163,921	146,715	17,206	169,690	167,379	2,311	178,773	(26,489)
Transporte Aéreo S.A.	321,509	34,098	287,411	113,017	45,598	67,419	140,033	859
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	90,489	45,311	45,178	82,244	76,774	5,470	102,596	(1,598)
Aerovías de Integración Regional, AIRES S.A.	131,755	56,950	74,805	81,446	70,651	10,795	125,746	(132)
TAM S.A. (*)	5,301,757	1,572,508	3,729,249	4,733,458	2,726,358	2,007,100	1,854,843	(8,732)

							Results for the period
	Statement of financial position as of December 31, 2015						ended June 30, 2015
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
							Unaudited
Lan Perú S.A.	255,691	232,547	23,144	240,938	239,521	1,417	531,265	(2,172)
Lan Cargo S.A.	483,033	159,294	323,739	217,037	147,423	69,614	139,345	(31,645)
Lan Argentina S.A.	195,756	180,558	15,198	170,384	168,126	2,258	210,814	2,836
Transporte Aéreo S.A.	331,117	41,756	289,361	122,666	44,495	78,171	177,038	8,400
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	126,001	80,641	45,360	116,153	111,245	4,908	122,495	6,621
Aerovías de Integración Regional, AIRES S.A.	130,039	62,937	67,102	75,003	64,829	10,174	146,099	(13,916)
TAM S.A. (*)	4,711,316	1,350,377	3,360,939	4,199,223	1,963,400	2,235,823	2,444,052	(61,933)

(*) Corresond to consolidated information of TAM S.A. and Subsidiaries.

54

(b)	Non-controlling interest

			As of	As of	As of	As of
Equity		Country	June 30,	December 31,	June 30,	December 31,
	Tax No.	of origin	2016	2015	2016	2015
			%	%	ThUS$	ThUS$
			Unaudited		Unaudited
Lan Perú S.A	0-E	Peru	30.00000	30.00000	3,823	4,426
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10605	0.10605	613	974
Promotora Aérea Latinoamericana S.A. and Subsidiaries	0-E	Mexico	51.00000	51.00000	3,507	3,084
Inversora Cordillera S.A. and Subsidiaries	0-E	Argentina	0.70422	0.70422	(2,593)	(1,386)
Lan Argentina S.A.	0-E	Argentina	0.13440	1.00000	1,594	29
Americonsult de Guatemala S.A.	0-E	Guatemala	1.00000	1.00000	6	5
Americonsult Costa Rica S.A.	0-E	Costa Rica	1.00000	1.00000	11	12
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	10.00000	10.00000	(512)	(811)
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.80939	0.98307	501	540
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	1,356	1,256
Multiplus S.A.	0-E	Brazil	27.26000	27.26000	81,202	72,884
Total					89,508	81,013

			As of		For the 6 months ended		For the 3 months ended
Incomes		Country	June 30,		June 30,		June 30,
	Tax No.	of origin	2016	2015	2016	2015	2016	2015
			%	%	ThUS$	ThUS$	ThUS$	ThUS$
			Unaudited

Lan Perú S.A	0-E	Peru	30.00000	30.00000	(186)	(652)	(4,121)	(5,169)
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10605	0.10605	(8)	(18)	(13)	(24)
Promotora Aerea Latinoamericana S.A. and Subsidiaries	0-E	Mexico	51.00000	51.00000	424	1,507	(98)	449
Inversora Cordillera S.A. and Subsidiaries	0-E	Argentina	4.22000	4.22000	180	134	90	67
Lan Argentina S.A.	0-E	Argentina	0.13440	1.00000	38	29	19	15
Americonsult de Guatemala S.A.	0-E	Guatemala	1.00000	1.00000	-	1	-	2
Americonsult Costa Rica S.A.	0-E	Costa Rica	1.00000	1.00000	-	3	-	2
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	10.00000	10.00000	299	(47)	(62)	(1,076)
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.80939	0.98307	(90)	(137)	(61)	(46)
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	50	(158)	(137)	(121)
Multiplus S.A.	0-E	Brazil	27.26000	27.26000	19,928	18,717	11,194	9,608
Total					20,635	19,379	6,811	3,707

55

NOTE 15 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

	Classes of intangible assets		Classes of intangible assets
	(net)		(gross)
	As of	As of	As of	As of
	June 30,	December 31,	June 30,	December 31,
	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Airport slots	993,884	816,987	993,884	816,987
Loyalty program	331,274	272,312	331,274	272,312
Computer software	142,445	104,258	381,956	324,043
Developing software	59,700	74,887	59,700	74,887
Trademarks	64,453	52,981	64,453	52,981
Other assets	-	-	808	808
Total	1,591,756	1,321,425	1,832,075	1,542,018

Movement in Intangible assets other than goodwill:

	Computer			Trademarks
	software	Developing	Airport	and loyalty
	Net	software	slots (*)	program (*)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2015	126,797	74,050	1,201,028	478,204	1,880,079
Additions	2,016	15,666	-	-	17,682
Withdrawals	(1,016)	-	-	-	(1,016)
Transfer software	3,704	(3,691)	-	-	13
Foreing exchange	(7,747)	(6,957)	(172,804)	(68,803)	(256,311)
Amortization	(22,338)	-	-	-	(22,338)
Closing balance as of June 30, 2015 (Unaudited)	101,416	79,068	1,028,224	409,401	1,618,109

Opening balance as of July 1, 2015	101,416	79,068	1,028,224	409,401	1,618,109
Additions	2,938	32,604	-	-	35,542
Withdrawals	(3,596)	(162)	-	(1)	(3,759)
Transfer software	25,022	(26,735)	-	-	(1,713)
Foreing exchange	(7,124)	(9,888)	(211,237)	(84,107)	(312,356)
Amortization	(14,398)	-	-	-	(14,398)
Closing balance as of December 31, 2015	104,258	74,887	816,987	325,293	1,321,425

Opening balance as of January 1, 2016	104,258	74,887	816,987	325,293	1,321,425
Additions	5,566	23,717	-	-	29,283
Withdrawals	(736)	(147)	-	-	(883)
Transfer software	47,211	(46,209)	-	-	1,002
Foreing exchange	6,682	7,452	176,897	70,434	261,465
Amortization	(20,536)	-	-	-	(20,536)
Closing balance as of June 30, 2016 (Unaudited)	142,445	59,700	993,884	395,727	1,591,756

The amortization of the period is shown in the consolidated statement of income in administrative expenses. The accumulated amortization of computer programs as of June 30, 2016 amounts to ThUS$ 239,511 (ThUS$ 219,785 at December 31, 2015).

(*) See Note 2.5

56

NOTE 16 – GOODWILL

The Goodwill amount at June 30, 2016 is ThUS$ 2,752,135 (ThUS$ 2,280,575 at December 31, 2015). Movement of Goodwill, separated by CGU:

		Coalition
		and loyalty
	Air	program
	Transport	Multiplus	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2015	2,658,503	654,898	3,313,401
Increase (decrease) due to exchange rate differences	(368,277)	(94,227)	(462,504)
Closing balance as of June 30, 2015 (Unaudited)	2,290,226	560,671	2,850,897
Opening balance as of July 1, 2015	2,290,226	560,671	2,850,897
Increase (decrease) due to exchange rate differences	(455,138)	(115,184)	(570,322)
Closing balance as of December 31, 2015	1,835,088	445,487	2,280,575
Opening balance as of January 1, 2016	1,835,088	445,487	2,280,575
Increase (decrease) due to exchange rate differences	375,101	96,459	471,560
Closing balance as of June 30, 2016 (Unaudited)	2,210,189	541,946	2,752,135

The Company has two cash- generating units (CGUs), confirming the existence of two cash- generating units: “Air transportation” and, “Coalition and loyalty program Multiplus”. The CGU "Air transport" considers the transport of passengers and cargo, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil, and in a developed series of regional and international routes in America, Europe and Oceania, while the CGU "Coalition and loyalty program Multiplus” works with an integrated network associated companies in Brazil.

The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of expected cash flows, before tax, which are based on the budget approved by the Board. Cash flows beyond the budget period are extrapolated using the estimated growth rates, which do not exceed the average rates of long-term growth. Base on growth expectation and long-term investment cycles, usually in the industry, these calculations use projections or ten years.

Management establish rates for annual growth, discount, inflation and exchange for each cash generating, as well as fuel prices, based on their key assumptions. The annual growth rate is based on past performance and management's expectations over market developments in each country where it operates. The discount rates used are in American Dollars for the CGU "Air transportation" and Brazilian Reals for CGU "Program coalition loyalty Multiplus", both of them before tax and reflect specific risks related to each country where the Company operates. Inflation and exchange rates are based on available data for each country and the information provided by the Central Bank of each country, and the fuel price is determined based on estimated production levels, competitive environment market in which they operate and its business strategy.

57

As of December 31, 2015 the recoverable values were determined using the following assumptions presented below:

		Air transportation	Coalition and loyalty
		CGU	program Multiplus CGU (2)

Annual growth rate (Terminal)%		1.5 and 2.5	4.7 and 6.4
Exchange rate (1)	R$/US$	4.15 and 5.21	4.15 and 5.21
Discount rate based on the weighted average cost of capital (WACC)%		10.5 and 11.5	-
Discount rate based on cost of equity (CoE)%		-	19.0 and 23.0
Fuel Price from futures price curves commodities markets	US$/barril	60-70	-

(1) In line with the expectations of the Central Bank of Brazil

(2) The flow, as well as annual growth rte and discount, are denominated in real.

The result of the impairment test, which includes a sensitivity analysis of the main variables, showed that the estimated recoverable amount is higher than carrying value of the book value of net assets allocated to the cash generating unit, and therefore impairment was not detected.

CGU´s are sensitive to rates for annual growth, discount and exchanges rates. The sensitivity analysis included the individual impact of changes in estimates critical in determining the recoverable amounts, namely:

			Decrease
	Increase	Increase	Minimum
	Maximum	Maximum	terminal
	WACC	CoE	growth rate
	%	%	%
Air transportation CGU	11.5	-	1.5
Coalition and loyalty program Multiplus CGU	-	23.0	4.4

In none of the previous cases impairment in the cash- generating unit was presented.

As of June 30, 2016 have been identified new impairment indications for the Air Transportation CGU. The recoverable value was determined using the following assumptions presented below:

Air transportation
CGU
Annual growth rate (Terminal)%		1.7 and 2.0
Exchange rate (1)	R$/US$	3.73 and 4.40
Discount rate based on the weighted average cost of capital (WACC)%		8.56 and 9.56
Fuel Price from futures price curves commodities markets	US$/barril	53-76

(1) In line with the expectations of the Central Bank of Brazil

The result of the impairment test, which includes a sensitivity analysis of the main variables, showed that the estimated recoverable amount is higher than carrying value of the book value of net assets allocated to the cash generating unit, and therefore impairment was not detected.

58

The CGU is sensitive to rates for annual growth, discount and exchanges. The sensitivity analysis included the individual impact of changes in estimates critical in determining the recoverable amounts, namely:

Decrease
	Increase	Minimum
	Maximum	terminal
	WACC	growth rate
	%	%
Air transportation CGU	9.56	1.7

In none of the previous cases impairment in the cash- generating unit was presented.

At June 30, 2016, have not been any indications of impairment requiring an impartment test for Coalition and loyalty program Multiplus CGU.

59

NOTE 17 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Acumulated depreciation		Net Book Value
	As of	As of	As of	As of	As of	As of
	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	2016	2015	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Construction in progress (*)	692,231	1,142,812	-	-	692,231	1,142,812
Land	50,658	45,313	-	-	50,658	45,313
Buildings	163,307	131,816	(44,420)	(40,325)	118,887	91,491
Plant and equipment	9,784,872	9,683,764	(2,019,757)	(2,392,463)	7,765,115	7,291,301
Own aircraft	9,135,596	9,118,396	(1,807,973)	(2,198,682)	7,327,623	6,919,714
Other (**)	649,276	565,368	(211,784)	(193,781)	437,492	371,587
Machinery	43,012	36,569	(26,733)	(21,220)	16,279	15,349
Information technology equipment	162,620	154,093	(119,205)	(110,204)	43,415	43,889
Fixed installations and accessories	204,760	179,026	(104,304)	(90,068)	100,456	88,958
Motor vehicles	107,054	99,997	(72,486)	(64,047)	34,568	35,950
Leasehold improvements	170,366	124,307	(75,166)	(70,219)	95,200	54,088
Other property, plants and equipment	3,304,755	3,279,902	(1,224,458)	(1,150,396)	2,080,297	2,129,506
Financial leasing aircraft	3,143,229	3,151,405	(1,190,292)	(1,120,682)	1,952,937	2,030,723
Other	161,526	128,497	(34,166)	(29,714)	127,360	98,783
Total	14,683,635	14,877,599	(3,686,529)	(3,938,942)	10,997,106	10,938,657

(*) It includes pre-delivery payments to aircraft manufacturers for ThUS$ 637,227 (ThUS$ 1,016,007 as of December 31, 2015)

(**) Mainly considers rotable and tools.

60

(a)	The movement in the different categories of Property, plant and equipment:

										Other
						Information	Fixed			property,	Property,
				Plant and		technology	installations	Motor	Leasehold	plant and	Plant and
	Construction		Buildings	equipment		equipment	& accessories	vehicles	improvements	equipment	equipment
	in progress	Land	net	net		net	net	net	net	net	net
	ThUS$	ThUS$	ThUS$	ThUS$		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2015	937,279	57,988	167,006	6,954,089		51,009	43,783	1,965	56,523	2,503,434	10,773,076
Additions	16,400	-	-	223,629		4,361	974	17	9,445	54,022	308,848
Disposals	-	-	-	(28,848)		(18)	-	(6)	-	-	(28,872)
Retirements	(2)	-	-	(17,051)		(56)	(207)	(2)	-	(5,516)	(22,834)
Depreciation expenses	-	-	(3,863)	(255,134)		(8,505)	(6,147)	(194)	(7,459)	(97,098)	(378,400)
Foreing exchange	(88)	(5,249)	(13,652)	(83,888)		(2,298)	(503)	(370)	321	(82,813)	(188,540)
Other increases (decreases)	217,422	(1,065)	(58,052)	(21,224)		(338)	60,644	6	(3,069)	18,754	213,078
Changes, total	233,732	(6,314)	(75,567)	(182,516)		(6,854)	54,761	(549)	(762)	(112,651)	(96,720)
Closing balance as of June 30, 2015 (Unaudited)	1,171,011	51,674	91,439	6,771,573		44,155	98,544	1,416	55,761	2,390,783	10,676,356
Opening balance as of July 1, 2015	1,171,011	51,674	91,439	6,771,573		44,155	98,544	1,416	55,761	2,390,783	10,676,356
Additions	23,311	-	439	1,080,570		10,961	718	263	3,743	10,204	1,130,209
Disposals	-	-	(500)	(47,827	)(1)	(9)	-	(2)	-	(11)	(48,349)
Retirements	(1,260)	-	(956)	(21,189)		(48)	(269)	(2)	-	(3,386)	(27,110)
Depreciation expenses	-	-	(3,298)	(266,554)		(7,691)	(5,502)	(184)	(6,514)	(77,376)	(367,119)
Foreing exchange	(844)	(6,537)	(4,596)	(46,045)		(3,828)	(12,766)	(268)	(1,980)	(169,896)	(246,760)
Other increases (decreases)	(49,406)	176	8,963	(129,453)		349	8,233	302	3,078	(20,812)	(178,570)
Changes, total	(28,199)	(6,361)	52	569,502		(266)	(9,586)	109	(1,673)	(261,277)	262,301
Closing balance as of December 31, 2015	1,142,812	45,313	91,491	7,341,075		43,889	88,958	1,525	54,088	2,129,506	10,938,657
Opening balance as of January 1, 2016	1,142,812	45,313	91,491	7,341,075		43,889	88,958	1,525	54,088	2,129,506	10,938,657
Additions	9,433	-	20	786,672		3,990	58	5	24,154	9,382	833,714
Disposals	-	-	-	(13,789	)(2)	(1)	-	-	-	-	(13,790)
Retirements	(114)	-	-	(26,556)		(44)	(696)	-	-	(4,297)	(31,707)
Depreciation expenses	-	-	(2,662)	(278,222)		(7,834)	(6,771)	(148)	(10,678)	(67,478)	(373,793)
Foreing exchange	5,827	5,345	2,798	56,673		3,299	10,102	232	3,151	100,657	188,084
Other increases (decreases)	(465,727)	-	27,240	(51,505	)(3)	116	8,805	-	24,485	(87,473)	(544,059)
Changes, total	(450,581)	5,345	27,396	473,273		(474)	11,498	89	41,112	(49,209)	58,449
Closing balance as of June 30, 2016 (Unaudited)	692,231	50,658	118,887	7,814,348		43,415	100,456	1,614	95,200	2,080,297	10,997,106

(1)	During the first half of 2015 three Airbus A340 aircraft were sold.

During the second half of 2015 seven Dash-200 aircraft were sold.

During the second half of 2015 two Airbus A319 aircraft were sold.

(2)	During the first quarter of 2016 one Airbus A330 aircraft were sold.
(3)	During the first half of 2016 six aircraft were reclassified to non-current assets and disposal group classified as held for sale (See Note 13).

61

(b) Composition of the fleet:

		Aircraft included
		in the Company´s Property,				Operating		Total
		plant and equipment				leases		fleet
		As of		As of		As of	As of	As of		As of
Aircraft	Model	June 30,		December 31,		June 30,	December 31,	June 30,		December 31,
		2016		2015		2016	2015	2016		2015
		Unaudited				Unaudited		Unaudited
Boeing 767	300ER	34		34		3	4	37		38
Boeing 767	300F	8	(1)	8	(1)	3	3	11	(1)	11	(1)
Boeing 777	300ER	4		4		6	6	10		10
Boeing 777	Freighter	2	(2)	2	(2)	2	2	4	(2)	4	(2)
Boeing 787	800	6		6		4	4	10		10
Boeing 787	900	4		3		8	4	12		7
Airbus A319	100	36		38		12	12	48		50
Airbus A320	200	93		95		57	59	150		154
Airbus A321	200	30		26		13	10	43		36
Airbus A330	200	4		8		2	2	6		10
Airbus A350	900	3		1		-	-	3		1

Total		224		225		110	106	334		331

(1) Three aircraft leased to FEDEX

(2) One aircraft leased to DHL

(c) Method used for the depreciation of Property, plant and equipment:

	Method	Useful life
		minimum	maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	5	20
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	5
Other property, plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	10	20

(*) Except for certain technical components, which are depreciated on the basis of cycles and flight hours.

The aircraft with remarketing clause (**) under modality of financial leasing, which are depreciated according to the duration of their contracts, between 12 and 18 years. Its residual values are estimated according to market value at the end of such contracts.

(**) Aircraft with remarketing clause are those that are required to sell at the end of the contract.

The depreciation charged to income in the period, which is included in the consolidated statement of income, amounts to ThUS$ 373,793 (ThUS$ 378,400 at June 30, 2015). Depreciation charges for the year are recognized in Cost of sales and administrative expenses in the consolidated statement of income.

62

(d) Additional information regarding Property, plant and equipment:

(i) Property, plant and equipment pledged as guarantee:

In the period ended June 30, 2016, direct guarantees by five Airbus A31-100 aircraft, four Airbus A321-200 aircraft, two Airbus A320-200 aircraft, one Boeing 787-9 aircraft and one Airbus A350-941aircraft were added.

Description of Property, plant and equipment pledged as guarantee:

			As of		As of
			June 30,		December 31,
			2016		2015
Creditor of	Assets		Existing	Book	Existing	Book
guarantee	committed	Fleet	Debt	Value	Debt	Value
			ThUS$	ThUS$	ThUS$	ThUS$
			Unaudited

Wilmington	Aircraft and engines	Airbus A321 / A350	613,014	782,498	374,619	478,667
Trust Company		Boeing 767	859,751	1,197,997	907,356	1,220,541
		Boeing 777 / 787	778,057	922,686	712,059	834,567

Banco Santander S.A.	Aircraft and engines	Airbus A319	54,607	94,602	58,527	95,387
		Airbus A320	493,992	734,331	524,682	749,192
		Airbus A321	34,603	45,183	36,334	45,380

BNP Paribas	Aircraft and engines	Airbus A319	144,664	234,994	154,828	229,798
		Airbus A320 / A350	273,907	313,582	145,506	192,957

Credit Agricole	Aircraft and engines	Airbus A319	31,149	90,048	37,755	84,129
		Airbus A320	93,743	207,028	115,339	214,726
		Airbus A321	45,634	95,183	50,591	97,257
			-	-		-
JP Morgan	Aircraft and engines	Boeing 777	204,018	257,307	215,265	263,366

Wells Fargo	Aircraft and engines	Airbus A320	266,026	340,284	279,478	348,271

Bank of Utah	Aircraft and engines	Airbus A320	230,185	303,664	240,094	312,573

Natixis	Aircraft and engines	Airbus A320	51,063	68,174	56,223	81,355
		Airbus A321	395,328	527,397	413,201	542,594

Citibank N. A.	Aircraft and engines	Airbus A320	119,245	169,644	127,135	172,918
		Airbus A321	46,195	71,644	49,464	73,122

HSBC	Aircraft and engines	Airbus A320	-	-	53,583	64,241

KfW IPEX-Bank	Aircraft and engines	Airbus A319	8,420	6,576	-	-
		Airbus A320	32,259	36,710	13,593	16,838

Airbus Financial Services	Aircraft and engines	Airbus A319	33,749	33,661	-	-

PK AirFinance US, Inc.	Aircraft and engines	Airbus A320	58,718	47,516	62,514	48,691

Total direct guarantee			4,868,327	6,580,709	4,628,146	6,166,570

The amounts of existing debt are presented at nominal value. Book value corresponds to the carrying value of the goods provided as guarantees.

Additionally, there are indirect guarantees related to assets recorded in Property, plant and equipment whose total debt at June 30, 2016 amounted to ThUS$ 1,112,742 (ThUS$ 1,311,088 at December 31, 2015). The book value of assets with indirect guarantees as of June 30, 2016 amounts to ThUS$ 1,937,576 (ThUS$ 2,001,605 as of December 31, 2015).

63

(ii) Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of	As of
	June 30,	December 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited

Gross book value of fully depreciated property, plant and equipment still in use	105,265	129,766

Commitments for the acquisition of aircraft (*)	18,400,000	19,800,000

(*) Acording to the manufacturer’s price list.

Purchase commitment of aircraft

	Year of delivery
Manufacturer	2016	2017	2018	2019	2020	2021	Total

Airbus S.A.S.	12	15	20	13	17	21	98
A320-NEO	2	11	11	7	9	8	48
A321	6	-	1	-	-	-	7
A321-NEO	-	-	6	2	6	5	19
A350-1000	-	-	-	2	2	8	12
A350-900	4	4	2	2	-	-	12
The Boeing Company	-	1	4	6	-	-	11
B777	-	-	-	2	-	-	2
B787-9	-	1	4	4	-	-	9
Total	12	16	24	19	17	21	109

In September 2015 the change of 6 Airbus A350-900 aircraft for 6 Airbus A350-1000 aircraft was signed. Additionally, in November 2015 the change of 6 Airbus A350-900 aircraft to 6 Airbus A350-1000 aircraft was signed. In April 2016 the change of 4 Airbus A320 NEO aircraft to 4 Airbus A321 NEO aircraft was signed.

As of June 30, 2016, as a result of the different aircraft purchase agreements signed with Airbus S.A.S., 74 aircraft Airbus A320 family, with deliveries between 2016 and 2021, and 24 Airbus aircraft A350 family with delivery dates starting from 2016 remain to be received.

The approximate amount is ThUS$ 15,600,000, according to the manufacturer’s price list. Additionally, the Company has valid purchase options for 4 Airbus A350 aircraft.

In April 2015 the change of 8 Boeing 787-8 aircraft for 8 Boeing 787-8 aircraft was signed. In May 2016 the change of 4 Boeing 787-8 aircraft for 4 Boeing 787-9 aircraft was signed.

As of June 30, 2016, and as a result of different aircraft purchase contracts signed with The Boeing Company, a total of 9 787 Dreamliner aircraft, with delivery dates between 2016 and 2019, and 2 Boeing 777 with delivery expected for 2019 remain to be received.

The approximate amount, according to the manufacturer's price list, is ThUS$ 2,800,000.

64

(iii) Capitalized interest costs with respect to Property, plant and equipment.

		For the periods ended
		June 30,
		Unaudited
		2016	2015
Average rate of capitalization of capitalized interest costs	%	3.59	2.84
Costs of capitalized interest	ThUS$	2,289	12,412

(iv)	Financial leases

The detail of the main financial leases is as follows:

			As of	As of
			June 30,	December 31,
Lessor	Aircraft	Model	2016	2015
			Unaudited
Agonandra Statutory Trust	Airbus A320	200	-	2
Becacina Leasing LLC	Boeing 767	300ER	1	1
Caiquen Leasing LLC	Boeing 767	300F	1	1
Cernicalo Leasing LLC	Boeing 767	300F	2	2
Chirihue Leasing Trust	Boeing 767	300F	2	2
Cisne Leasing LLC	Boeing 767	300ER	2	2
Codorniz Leasing Limited	Airbus A319	100	2	2
Conure Leasing Limited	Airbus A320	200	2	2
Flamenco Leasing LLC	Boeing 767	300ER	1	1
FLYAFI 1 S.R.L.	Boeing 777	300ER	1	1
FLYAFI 2 S.R.L.	Boeing 777	300ER	1	1
FLYAFI 3 S.R.L.	Boeing 777	300ER	1	1
Forderum Holding B.V. (GECAS)	Airbus A320	200	2	2
Garza Leasing LLC	Boeing 767	300ER	1	1
General Electric Capital Corporation	Airbus A330	200	3	3
Intraelo BETA Corpotation (KFW)	Airbus A320	200	1	1
Juliana Leasing Limited	Airbus A320	200	-	2
Loica Leasing Limited	Airbus A319	100	2	2
Loica Leasing Limited	Airbus A320	200	2	2
Mirlo Leasing LLC	Boeing 767	300ER	1	1
NBB Rio de Janeiro Lease CO and Brasilia Lease LLC (BBAM)	Airbus A320	200	1	1
NBB São Paulo Lease CO. Limited (BBAM)	Airbus A321	200	1	1
Osprey Leasing Limited	Airbus A319	100	8	8
Petrel Leasing LLC	Boeing 767	300ER	1	1
Pilpilen Leasing Limited	Airbus A320	200	4	4
Pochard Leasing LLC	Boeing 767	300ER	2	2
Quetro Leasing LLC	Boeing 767	300ER	3	3
SG Infraestructure Italia S.R.L.	Boeing 777	300ER	1	1
SL Alcyone LTD (Showa)	Airbus A320	200	1	1
TMF Interlease Aviation B.V.	Airbus A330	200	-	1
TMF Interlease Aviation II B.V.	Airbus A319	100	-	5
TMF Interlease Aviation II B.V.	Airbus A320	200	-	2
Tricahue Leasing LLC	Boeing 767	300ER	3	3
Wacapou Leasing S.A	Airbus A320	200	1	1
Total			54	66

65

Financial leasing contracts where the Company acts as the lessee of aircrafts establish duration between 12 and 18 year terms and semi-annual, quarterly and monthly payments of obligations.

Additionally, the lessee will have the obligation to contract and maintain active the insurance coverage for the aircraft, perform maintenance on the aircraft and update the airworthiness certificates at their own cost.

Fixed assets acquired under financial leases are classified as Other property, plant and equipment. As of June 30, 2016 the Company had fifty five aircraft (sixty six aircraft as of December 31, 2015).

As of June 30, 2016, as a result of the transfer plan fleet of TAM Linhas Aéreas S.A. to LATAM Airlines Group S.A., the Company declined its number of aircraft leasing in five Airbus A319-100, six Airbus A320-200 and one Airbus A330-200 aircraft. Additionally two Airbus A330-200 were reclassified from property, plant and equipment to held for sale.

The book value of assets under financial leases as of June 30, 2016 amounts to ThUS$ 1,952,937 (ThUS$ 2,030,723 at December 31, 2015).

The minimum payments under financial leases are as follows:

	As of June 30, 2016 (Unaudited)			As of December 31, 2015
	Gross		Present	Gross		Present
	Value	Interest	Value	Value	Interest	Value
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
No later than one year	324,983	(39,106)	285,877	360,862	(47,492)	313,370
Between one and five years	823,932	(57,550)	766,382	1,003,237	(75,363)	927,874
Over five years	61,622	(620)	61,002	95,050	(1,406)	93,644
Total	1,210,537	(97,276)	1,113,261	1,459,149	(124,261)	1,334,888

NOTE 18 - CURRENT AND DEFERRED TAXES

In the period ended June 30, 2016, the income tax provision was calculated at the rate of 24% for the business year 2016, in accordance with the recently enacted Law No. 20,780 published in the Official Journal of the Republic of Chile on September 29, 2014.

Among the main changes is the progressive increase of the First Category Tax which will reach 27% in 2018 if the "Partially Integrated Taxation System"(*) is chosen. Alternatively, if the Company chooses the "Attributed Income Taxation System"(*) the top rate would reach 25% in 2017.

As LATAM Airlines Group S.A. is a public company, by default it must choose the "Partially Integrated Taxation System", unless a future Extraordinary Meeting of Shareholders of the Company agrees, by a minimum of 2/3 of the votes, to choose the "Attributed Income Taxation System". This decision must be taken at the latest in the last quarter of 2016.

66

On February 8, 2016, an amendment to the abovementioned Law was issued (as Law 20,899) stating, as its main amendments, that Companies such Latam Airlines Group S.A. had to mandatorily choose the "Partially Integrated Taxation System"(*) and could not elect to use the other system.

Deferred tax assets and liabilities are offset if there is a legal right to offset assets and liabilities for income taxes relating to the same entity and tax authority.

(*) The Partially Integrated Taxation System is one of the tax regimes approved through the Tax Reform previously mentioned, which is based on the taxation by the perception of profits and the Attributed Income Taxation System is based on the taxation by the accrual of profits.

(a)	Current taxes

(a.1) The composition of the current tax assets is the following:

	Current assets		Non-current assets		Total assets
	As of	As of	As of	As of	As of	As of
	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	2016	2015	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Provisional monthly payments (advances)	56,018	43,935	-	-	56,018	43,935
Other recoverable credits	24,201	20,080	25,629	25,629	49,830	45,709
Total current tax assets	80,219	64,015	25,629	25,629	105,848	89,644

(a.2) The composition of the current tax liabilities are as follows:

	Current liabilities		Non-current liabilities		Total liabilities
	As of	As of	As of	As of	As of	As of
	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	2016	2015	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Income tax provision	20,284	19,001	-	-	20,284	19,001
Additional tax provision	4,622	377	-	-	4,622	377
Total current tax liabilities	24,906	19,378	-	-	24,906	19,378

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(b)	Deferred taxes

The balances of deferred tax are the following:

	Assets		Liabilities
	As of	As of	As of	As of
Concept	June 30,	December 31,	June 30,	December 31,
	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Depreciation	(30,104)	(14,243)	1,262,223	1,116,748
Leased assets	(12,218)	(25,299)	190,436	226,003
Amortization	(5,441)	(5,748)	67,996	65,416
Provisions	203,533	210,992	(74,784)	(167,545)
Revaluation of financial instruments	-	709	(5,635)	(7,575)
Tax losses	233,321	212,067	(974,366)	(797,715)
Revaluation property, plant and equipment	-	-	-	(4,081)
Intangibles	-	-	443,375	364,314
Others	4,189	(1,883)	16,718	16,000
Total	393,280	376,595	925,963	811,565

The balance of deferred tax assets and liabilities are composed primarily of temporary differences to be reversed in the long term.

Movements of Deferred tax assets and liabilities

(a)	From January 1 to June 30, 2015 (Unaudited)

	Opening	Recognized in	Recognized in	Exchange		Ending
	balance	consolidated	comprehensive	rate		balance
	Assets/(liabilities)	income	income	variation	Others	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Depreciation	(871,640)	(128,717)	-	3,843	-	(996,514)
Leased assets	(185,775)	(12,624)	-	3,511	-	(194,888)
Amortization	(160,100)	17,952	-	2,072	-	(140,076)
Provisions	351,077	3,622	-	(57,061)	-	297,638
Revaluation of financial instruments	12,806	36,018	(36,395)	(1,430)	-	10,999
Tax losses (*)	722,749	164,720	-	(15,013)	-	872,456
Revaluation propety, plant and equipment	5,999	5,759	-	(6,622)	-	5,136
Intangibles	(523,275)	-	-	75,289	-	(447,986)
Others	3,588	(8,225)	-	2,592	(114)	(2,159)
Total	(644,571)	78,505	(36,395)	7,181	(114)	(595,394)

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(b)	From July 1 to December 31, 2015

	Opening	Recognized in	Recognized in	Exchange		Ending
	balance	consolidated	comprehensive	rate		balance
	Assets/(liabilities)	income	income	variation	Others	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(996,514)	(139,174)	-	4,697	-	(1,130,991)
Leased assets	(194,888)	(60,706)	-	4,292	-	(251,302)
Amortization	(140,076)	66,378	-	2,534	-	(71,164)
Provisions	297,638	146,740	3,911	(69,752)	-	378,537
Revaluation of financial instruments	10,999	(16,258)	15,292	(1,749)	-	8,284
Tax losses (*)	872,456	155,677	-	(18,351)	-	1,009,782
Revaluation propety, plant and equipment	5,136	7,040	-	(8,095)	-	4,081
Intangibles	(447,986)	(8,362)	-	92,034	-	(364,314)
Others	(2,159)	41,064	-	(50,057)	(6,731)	(17,883)
Total	(595,394)	192,399	19,203	(44,447)	(6,731)	(434,970)

(c)	From January 1 to June 30, 2016 (Unaudited)

	Opening	Recognized in	Recognized in	Exchange		Ending
	balance	consolidated	comprehensive	rate		balance
	Assets/(liabilities)	income	income	variation	Others	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(1,130,991)	(157,402)	-	(3,934)	-	(1,292,327)
Leased assets	(251,302)	52,242	-	(3,594)	-	(202,654)
Amortization	(71,164)	(151)	-	(2,122)	-	(73,437)
Provisions	378,537	(159,016)	383	58,413	-	278,317
Revaluation of financial instruments	8,284	12,827	(16,940)	1,464	-	5,635
Tax losses (*)	1,009,782	182,537	-	15,368	-	1,207,687
Revaluation propety, plant and equipment	4,081	(10,860)	-	6,779	-	-
Intangibles	(364,314)	(1,989)	-	(77,072)	-	(443,375)
Others	(17,883)	(16,325)	-	20,259	1,420	(12,529)
Total	(434,970)	(98,137)	(16,557)	15,561	1,420	(532,683)

Deferred tax assets not recognized:	As of	As of
	June 30,	December 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Tax losses	69,221	15,513
Total Deferred tax assets not recognized	69,221	15,513

Deferred tax assets on tax loss carry-forwards, are recognized to the extent that it is likely to provide relevant tax benefit through future taxable profits. At June 30, 2016, the Company has not recognized deferred tax assets of ThUS$ 69,221 (ThUS$ 15,513 at December 31, 2015) according with a loss of ThUS$ 203,591 (ThUS$ 45,628 at December 31, 2015) to offset against future years tax benefits.

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Deferred tax expense and current income taxes:

	For the 6 months ended		For the 3 months ended
	June 30,		June 30,
	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Current tax expense
Current tax expense	46,938	41,509	22,448	11,715
Adjustment to previous period’s current tax	(176)	43	(2,297)	(156)
Total current tax expense, net	46,762	41,552	20,151	11,559

Deferred tax expense
Deferred expense for taxes related to the creation and reversal of temporary differences	98,137	(78,505)	42,421	(24,959)
Total deferred tax expense, net	98,137	(78,505)	42,421	(24,959)
Income tax expense	144,899	(36,953)	62,572	(13,400)

Composition of income tax expense (income):

	For the 6 months ended		For the 3 months ended
	June 30,		June 30,
	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Current tax expense, net, foreign	40,904	40,331	15,217	11,642
Current tax expense, net, Chile	5,858	1,221	4,934	(83)
Total current tax expense, net	46,762	41,552	20,151	11,559

Deferred tax expense, net, foreign	95,144	(75,220)	46,405	(42,002)
Deferred tax expense, net, Chile	2,993	(3,285)	(3,984)	17,043
Deferred tax expense, net, total	98,137	(78,505)	42,421	(24,959)
Income tax expense	144,899	(36,953)	62,572	(13,400)

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Profit before tax by the legal tax rate in Chile (24% and 22.5% at June 30, 2016 and 2015, respectively)

	For the 6 months ended		For the 6 months ended
	June 30,		June 30,
	2016	2015	2016	2015
	ThUS$	ThUS$	%	%
	Unaudited		Unaudited
Tax expense using the legal rate (*)	37,208	(28,490)	24.00	22.50
Tax effect of rates in other jurisdictions	16,424	(8,579)	10.59	6.78
Tax effect of non-taxable operating revenues	(21,530)	(15,915)	(13.89)	12.57
Tax effect of disallowable expenses	105,148	16,406	67.82	(12.95)
Other increases (decreases) in legal tax charge	7,649	(375)	4.93	0.30
Total adjustments to tax expense using the legal rate	107,691	(8,463)	69.45	6.70
Tax expense using the effective rate	144,899	(36,953)	93.45	29.20

(*) On September 29, 2014, Law No. 20,780 "Amendment to the system of income taxation and introduces various adjustments in the tax system." was published in the Official Journal of the Republic of Chile. Within major tax reforms that this law contains, the First- Category Tax rate is gradually modified from 2014 to 2018 and should be declared and paid in tax year 2015.

Thus, at June 30, 2016 the Company presents the reconciliation of income tax expense and legal tax rate considering the rate increase.

Deferred taxes related to items charged to net equity:

	For the 6 months ended		For the 3 months ended
	June 30,		June 30,
	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Aggregate deferred taxation of components of other comprehensive income	(16,557)	(36,395)	(9,259)	(15,029)
Aggregate deferred taxation related to items charged to net equity	(1,747)	1,426	(1,298)	2,139

(*) Correspond to the tax by tax rate increases Law No. 20,780, tax reform, published in the Official Journal of the Republic of Chile on September 29, 2014.

71

NOTE 19 - OTHER FINANCIAL LIABILITIES

The composition of Other financial liabilities is as follows:

	As of	As of
	June 30,	December 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Current
(a) Interest bearing loans	1,812,932	1,510,146
(b) Hedge derivatives	70,515	134,089
Total current	1,883,447	1,644,235

Non-current
(a) Interest bearing loans	7,106,848	7,516,257
(b) Hedge derivatives	12,102	16,128
Total non-current	7,118,950	7,532,385

(a) Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of	As of
	June 30,	December 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Current
Loans to exporters	372,934	387,409
Bank loans	88,634	80,188
Guaranteed obligations	643,113	591,148
Other guaranteed obligations	16,493	32,513
Subtotal bank loans	1,121,174	1,091,258
Obligation with the public	311,508	10,999
Financial leases	295,554	324,859
Other loans	84,696	83,030
Total current	1,812,932	1,510,146
Non-current
Bank loans	268,142	564,128
Guaranteed obligations	4,391,420	4,122,995
Other guaranteed obligations (1)	302,471	-
Subtotal bank loans	4,962,033	4,687,123
Obligation with the public (2)	996,901	1,294,882
Financial leases	822,512	1,015,779
Other loans	325,402	518,473
Total non-current	7,106,848	7,516,257
Total obligations with financial institutions	8,919,780	9,026,403

72

(1) On March 29 and May 12, 2016, LATAM Airlines Group S.A. performed the closing of a new financing - Revolving Credit Facility (RCF). The credit line will be guaranteed by TAM Linhas Aereas S.A. and Transporte Aereo S.A.

The total amount committed and disbursed to June 30, 2016 was for a total of MUS $ 306,000. The financing term is 3 years.

The company will pay a coupon (a) plus a fee (b) based on the amount utilization rotated quarterly. The amount available but not willing, it will pay a quarterly commitment fee (c).

a.	Interests: Libor to 3 Months + 200 bps annual
b.	Utilization fee: If the rotated amount is less than 33% will be to increase 10bps; in case to be between 33% and 66% should be of score a 25bps; and if more than 66% it should adding 50bps

c. Commitment Fee: 0.625% per annum

The line is secured with collateral asset basis; such collateral is composed of: aircraft, engines and spare parts

This funding requires must compliance with liquidity ratio and certain ratios of collateral.

(2) On June 9, 2015 LATAM Airlines Group S.A. has issued and placed on the international market under Rule 144-A and Regulation S of the securities laws of the United States of America, unsecured long-term bonds in the amount of US$ 500,000,000, maturing 2020, interest rate of 7.25% per annum.

As reported in the Essential Matter of May 20 and June 5, 2015, the Issuance and placement of the Bonds 144-A shall be: (i) finance the repurchase, conversion and redemption of secured long-term bonds issued by the company TAM Capital 2 Inc., under Rule 144-A and Regulation S of the securities laws of the United States of America, maturing 2020; (ii) in the event there is any remnant fund other general corporate purposes. The aforementioned bonds TAM Capital 2 Inc. were redeemed in whole (US$ 300,000,000) through a process of exchange for new bonds dated June 9, 2015 and then the remaining bonds were redeemed by running the prepay dated June 18, 2015.

All interest-bearing liabilities are recorded using the effective interest rate method. Under IFRS, the effective interest rate for loans with a fixed interest rate does not vary throughout the loan, while in the case of loans with variable interest rates, the effective rate changes on each date of reprising of the loan.

Currency balances that make the interest bearing loans:

	As of	As of
	June 30,	December 31,
	2016	2015
Currency	ThUS$	ThUS$
	Unaudited

Brazilian real	2,968	3,387
Chilean peso (U.F.)	191,297	210,423
US Dollar	8,725,515	8,812,593
Total	8,919,780	9,026,403

73

Interest-bearing loans due in installments to June 30, 2016 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries,  Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters

97.032.000-8	BBVA	Chile	US$	100,000	-	-	-	-	100,000	100,281	-	-	-	-	100,281	At Expiration	1.53	1.53
97.036.000-K	SANTANDER	Chile	US$	150,000	-	-	-	-	150,000	150,267	-	-	-	-	150,267	At Expiration	2.49	2.49
97.030.000-7	ESTADO	Chile	US$	40,000	-	-	-	-	40,000	40,073	-	-	-	-	40,073	At Expiration	1.60	1.60
97,003,000-K	BANCO DO BRASIL	Chile	US$	70,000	-	-	-	-	70,000	70,280	-	-	-	-	70,280	At Expiration	2.82	2.82
97.951.000-4	HSBC	Chile	US$	12,000	-	-	-	-	12,000	12,033	-	-	-	-	12,033	At Expiration	1.52	1.52

Bank loans

97.023.000-9	CORPBANCA	Chile	UF	19,244	57,732	87,877	27,111	-	191,964	19,984	57,732	86,578	27,003	-	191,297	Quarterly	4.13	4.13
0-E	BLADEX	U.S.A.	US$	-	10,000	30,000	7,500	-	47,500	-	10,147	29,625	7,438	-	47,210	Semiannual	4.80	4.80
0-E	DVB BANK SE	U.S.A.	US$	-	-	28,911	-	-	28,911	1	-	28,911	-	-	28,912	Quarterly	1.70	1.70
97.036.000-K	SANTANDER	Chile	US$	-	-	85,951	-	-	85,951	269	-	85,951	-	-	86,220	Quarterly	2.75	2.50

Obligations with the public
0-E	BANK OF NEW YORK	U.S.A.	US$	-	-	-	500,000	-	500,000	2,291	-	-	488,454	-	490,745	At Expiration	7.77	7.25

Guaranteed obligations

0-E	CREDIT AGRICOLE	France	US$	33,039	88,694	208,426	43,954	7,213	381,326	33,942	88,694	207,185	43,954	7,213	380,988	Quarterly	2.07	1.91
0-E	BNP PARIBAS	U.S.A.	US$	8,328	33,594	89,070	91,418	195,567	417,977	9,478	34,022	87,187	90,556	194,240	415,483	Quarterly	2.60	2.54
0-E	WELLS FARGO	U.S.A.	US$	31,170	94,345	257,814	267,131	468,364	1,118,824	35,081	94,345	231,705	255,615	460,008	1,076,754	Quarterly	2.34	1.65
0-E	WILMINGTON TRUST	U.S.A.	US$	16,874	49,038	133,018	140,853	661,654	1,001,437	22,408	49,038	128,387	138,340	656,810	994,983	Quarterly	4.25	4.25
0-E	CITIBANK	U.S.A.	US$	17,261	52,491	145,033	152,760	215,258	582,803	18,796	52,491	136,149	148,715	211,322	567,473	Quarterly	2.53	1.78
97.036.000-K	SANTANDER	Chile	US$	5,286	16,037	44,006	45,898	37,945	149,172	5,601	16,036	42,064	45,203	37,747	146,651	Quarterly	1.72	1.18
0-E	BTMU	U.S.A.	US$	2,751	8,363	23,100	24,314	32,980	91,508	2,947	8,363	21,736	23,756	32,700	89,502	Quarterly	2.04	1.44
0-E	APPLE BANK	U.S.A.	US$	1,353	4,109	11,360	11,986	16,658	45,466	1,514	4,109	10,682	11,706	16,514	44,525	Quarterly	2.03	1.44
0-E	US BANK	U.S.A.	US$	14,649	44,450	122,306	127,998	252,587	561,990	17,265	44,450	105,056	120,168	246,320	533,259	Quarterly	3.99	2.81
0-E	DEUTSCHE BANK	U.S.A.	US$	4,894	15,003	28,632	26,397	52,166	127,092	5,465	15,004	28,632	26,398	52,165	127,664	Quarterly	3.65	3.65
0-E	NATIXIS	France	US$	11,949	36,843	96,605	79,054	221,939	446,390	12,619	36,843	96,605	79,054	221,939	447,060	Quarterly	2.33	2.29
0-E	HSBC	U.S.A.	US$	1,393	4,233	11,675	12,261	21,260	50,822	1,539	4,233	11,675	12,261	21,260	50,968	Quarterly	2.69	1.88
0-E	PK AIRFINANCE	U.S.A.	US$	1,948	6,054	17,781	20,445	12,490	58,718	2,002	6,053	17,781	20,445	12,490	58,771	Quarterly	2.15	2.15
0-E	KFW IPEX-BANK	Germany	US$	2,230	6,856	18,129	12,907	557	40,679	2,258	6,856	18,129	12,907	557	40,707	Quarterly	2.30	2.30
0-E	AIRBUS FINANCIAL	U.S.A.	US$	1,768	5,390	15,020	11,571	-	33,749	1,813	5,390	15,020	11,571	-	33,794	Monthly	2.43	2.43
0-E	INVESTEC	England	US$	-	2,641	5,742	6,429	7,187	21,999	-	2,792	5,509	6,334	7,148	21,783	Semiannual	5.31	5.31
-	SWAP Aviones llegados	-	US$	452	1,214	2,097	405	-	4,168	452	1,214	2,097	405	-	4,168	Quarterly	-	-

Other guaranteed obligations

0-E	CITIBANK	U.S.A.	US$	-	-	306,000	-	-	306,000	144	-	302,471	-	-	302,615	Quarterly	3.13	3.13
0-E	DVB BANK SE	U.S.A.	US$	8,145	8,193	-	-	-	16,338	8,156	8,193	-	-	-	16,349	Quarterly	2.40	2.40

Financial leases

0-E	ING	U.S.A.	US$	8,304	16,919	34,045	19,409	-	78,677	8,988	16,919	33,363	19,330	-	78,600	Quarterly	5.38	4.78
0-E	CREDIT AGRICOLE	France	US$	1,711	5,264	3,625	-	-	10,600	1,743	5,265	3,625	-	-	10,633	Quarterly	1.60	1.60
0-E	CITIBANK	U.S.A.	US$	4,823	14,883	42,920	25,319	-	87,945	5,563	14,883	42,014	25,222	-	87,682	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	US$	15,614	47,980	87,273	11,348	-	162,215	16,696	47,979	86,039	11,318	-	162,032	Quarterly	5.38	4.78
0-E	BNP PARIBAS	U.S.A.	US$	10,223	31,499	70,233	21,093	-	133,048	10,714	31,499	69,131	21,022	-	132,366	Quarterly	4.12	3.68
0-E	WELLS FARGO	U.S.A.	US$	4,593	14,027	39,190	41,944	12,801	112,555	4,964	14,026	38,033	41,617	12,777	111,417	Quarterly	3.98	3.54
0-E	DVB BANK SE	U.S.A.	US$	4,623	14,042	4,737	-	-	23,402	4,668	14,042	4,737	-	-	23,447	Quarterly	4.47	2.32
0-E	BANC OF AMERICA	U.S.A.	US$	1,551	-	-	-	-	1,551	1,554	-	-	-	-	1,554	Monthly	1.41	1.41

Other loans

0-E	BOEING	U.S.A.	US$	-	-	-	-	-	-	1,656	-	-	-	-	1,656	At Expiration	1.81	1.81
0-E	CITIBANK (*)	U.S.A.	US$	19,449	62,569	179,443	149,726	-	411,187	20,471	62,569	176,069	149,333	-	408,442	Quarterly	6.00	6.00

	Total			625,625	752,463	2,230,019	1,879,231	2,216,626	7,703,964	653,976	753,187	2,152,146	1,838,125	2,191,210	7,588,644

(*) Securitized bond with the future flows from the sales with credit card in United States and Canada.

74

Interest-bearing loans due in installments to June 30, 2016 (Unaudited)

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					Nominal values					Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans

0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holanda	US$	119	366	1,062	1,197	377	3,121	134	367	1,062	1,197	377	3,137	Monthly	6.01	6.01

Obligation with the public

0-E	THE BANK OF NEW YORK	E.E.U.U.	US$	-	300,000	-	500,000	-	800,000	7,646	301,571	4,118	504,329	-	817,664	At Expiration	8.17	8.00

Financial leases

0-E	AFS INVESTMENT IX LLC	E.E.U.U.	US$	2,028	6,259	18,040	13,206	-	39,533	2,214	6,259	18,041	13,206	-	39,720	Monthly	1.25	1.25
0-E	DVB BANK SE	E.E.U.U.	US$	118	355	46	-	-	519	119	355	46	-	-	520	Monthly	2.15	2.15
0-E	GENERAL ELECTRIC CAPITAL CORPORATION	E.E.U.U.	US$	3,712	11,315	1,397	-	-	16,424	3,747	11,315	1,397	-	-	16,459	Monthly	1.90	1.90
0-E	KFW IPEX-BANK	Alemania	US$	579	1,736	965	-	-	3,280	585	1,737	964	-	-	3,286	Monthly/Quarterly	2.40	2.40
0-E	NATIXIS	Francia	US$	2,580	5,567	17,912	39,772	45,302	111,133	3,500	5,567	17,912	39,773	45,302	112,054	Quarterly/Semiannual	4.50	4.50
0-E	PK AIRFINANCE US, INC.	E.E.U.U.	US$	1,312	19,163	-	-	-	20,475	1,346	19,164	-	-	-	20,510	Monthly	2.40	2.40
0-E	WACAPOU LEASING S.A.	Luxemburgo	US$	651	1,999	5,646	6,148	2,898	17,342	695	1,999	5,646	6,149	2,898	17,387	Quarterly	2.65	2.65
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italia	US$	8,326	25,673	73,045	189,069	-	296,113	9,644	25,673	73,045	189,069	-	297,431	Quarterly	3.83	3.77
0-E	BANCO IBM S.A	Brasil	BRL	264	792	517	-	-	1,573	264	792	517	-	-	1,573	Monthly	14.13	14.13
0-E	HP FINANCIAL SERVICE	Brasil	BRL	214	446	-	-	-	660	214	446	-	-	-	660	Monthly	10.02	10.02
0-E	SOCIETE GENERALE	Francia	BRL	104	312	319	-	-	735	104	312	319	-	-	735	Monthly	14.13	14.13

	Total			20,007	373,983	118,949	749,392	48,577	1,310,908	30,212	375,557	123,067	753,723	48,577	1,331,136

	Total consolidado			645,632	1,126,446	2,348,968	2,696,623	2,265,203	9,082,872	684,188	1,128,744	2,275,213	2,591,848	2,239,787	8,919,780

75

Interest-bearing loans due in installments to December 31, 2015

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters
97.032.000-8	BBVA	Chile	US$	100,000	-	-	-	-	100,000	100,183	-	-	-	-	100,183	At Expiration	1.00	1.00
97.036.000-K	SANTANDER	Chile	US$	100,000	-	-	-	-	100,000	100,067	-	-	-	-	100,067	At Expiration	1.44	1.44
97.030.000-7	ESTADO	Chile	US$	55,000	-	-	-	-	55,000	55,088	-	-	-	-	55,088	At Expiration	1.05	1.05
97.004.000-5	CHILE	Chile	US$	50,000	-	-	-	-	50,000	50,006	-	-	-	-	50,006	At Expiration	1.42	1.42
97,003,000-K	BANCO DO BRASIL	Chile	US$	70,000	-	-	-	-	70,000	70,051	-	-	-	-	70,051	At Expiration	1.18	1.18
97.951.000-4	HSBC	Chile	US$	12,000	-	-	-	-	12,000	12,014	-	-	-	-	12,014	At Expiration	0.66	0.66

Bank loans

97.023.000-9	CORPBANCA	Chile	UF	17,631	52,893	105,837	34,774	-	211,135	18,510	52,892	104,385	34,635	-	210,422	Quarterly	4.18	4.18
0-E	BLADEX	U.S.A.	US$	-	7,500	27,500	15,000	-	50,000	134	7,500	27,125	14,875	-	49,634	Semiannual	4.58	4.58
0-E	DVB BANK SE	U.S.A.	US$	-	-	153,514	-	-	153,514	14	-	153,514	-	-	153,528	Quarterly	1.67	1.67
97.036.000-K	SANTANDER	Chile	US$	-	-	226,712	-	-	226,712	650	-	226,712	-	-	227,362	Quarterly	2.24	2.24

Obligations with the public
0-E	BANK OF YORK	U.S.A.	US$	-	-	-	500,000	-	500,000	2,383	-	-	486,962	-	489,345	At Expiration	7.77	7.25

Guaranteed obligations

0-E	CREDIT AGRICOLE	France	US$	29,633	88,188	204,722	54,074	12,410	389,027	30,447	88,189	203,286	54,074	12,410	388,406	Quarterly	1.83	1.66
0-E	BNP PARIBAS	U.S.A.	US$	8,162	25,012	70,785	75,028	140,410	319,397	9,243	25,012	70,335	74,917	140,407	319,914	Quarterly	2.29	2.22
0-E	WELLS FARGO	U.S.A.	US$	30,895	93,511	255,536	264,770	536,039	1,180,751	34,933	93,511	227,704	252,054	525,257	1,133,459	Quarterly	2.27	1.57
0-E	WILMINGTON TRUST	U.S.A.	US$	-	48,264	85,183	90,694	451,555	675,696	5,691	48,263	81,867	88,977	448,016	672,814	Quarterly	4.25	4.25
0-E	CITIBANK	U.S.A.	US$	17,042	51,792	143,168	150,792	254,208	617,002	18,545	51,792	133,740	146,362	249,406	599,845	Quarterly	2.40	1.64
97.036.000-K	SANTANDER	Chile	US$	5,233	15,862	43,552	45,416	49,606	159,669	5,514	15,862	41,434	44,599	49,281	156,690	Quarterly	1.47	0.93
0-E	BTMU	U.S.A.	US$	2,714	8,250	22,801	24,007	39,182	96,954	2,897	8,250	21,336	23,376	38,789	94,648	Quarterly	1.82	1.22
0-E	APPLE BANK	U.S.A.	US$	1,333	4,055	11,211	11,828	19,715	48,142	1,478	4,056	10,483	11,513	19,515	47,045	Quarterly	1.72	1.12
0-E	US BANK	U.S.A.	US$	14,483	43,948	120,924	126,550	285,134	591,039	17,232	43,948	102,607	117,968	277,195	558,950	Quarterly	3.99	2.81
0-E	DEUTSCHE BANK	U.S.A.	US$	4,767	14,667	32,449	25,826	58,989	136,698	5,342	14,666	32,448	25,826	58,989	137,271	Quarterly	3.40	3.40
0-E	NATIXIS	France	US$	11,698	35,914	97,434	83,289	241,088	469,423	12,351	35,914	97,434	83,289	241,088	470,076	Quarterly	2.08	2.05
0-E	HSBC	U.S.A.	US$	1,374	4,180	11,533	12,112	24,384	53,583	1,504	4,180	11,533	12,112	24,384	53,713	Quarterly	2.40	1.59
0-E	PK AIRFINANCE	U.S.A.	US$	1,882	5,846	17,171	19,744	17,871	62,514	1,937	5,846	17,171	19,744	17,871	62,569	Monthly	2.04	2.04
0-E	KFW IPEX-BANK	Germany	US$	653	2,028	5,314	3,958	1,640	13,593	655	2,028	5,314	3,958	1,640	13,595	Quarterly	2.45	2.45
-	SWAP Aviones llegados	-	US$	502	1,360	2,521	765	-	5,148	502	1,360	2,521	765	-	5,148	Quarterly	-	-

Other guaranteed obligations

0-E	DVB BANK SE	U.S.A.	US$	8,054	24,438	-	-	-	32,492	8,075	24,438	-	-	-	32,513	Quarterly	2.32	2.32

Financial leases

0-E	ING	U.S.A.	US$	8,108	23,191	36,868	26,831	-	94,998	8,894	23,191	36,066	26,682	-	94,833	Quarterly	5.13	4.57
0-E	CREDIT AGRICOLE	France	US$	1,666	5,131	7,158	-	-	13,955	1,700	5,131	7,158	-	-	13,989	Quarterly	1.28	1.28
0-E	CITIBANK	U.S.A.	US$	4,687	14,447	41,726	36,523	-	97,383	5,509	14,447	40,684	36,330	-	96,970	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	US$	15,246	46,858	108,403	22,407	-	192,914	16,536	46,858	106,757	22,324	-	192,475	Quarterly	5.37	4.77
0-E	BNP PARIBAS	U.S.A.	US$	9,956	30,678	81,373	31,100	-	153,107	10,494	30,678	79,983	30,958	-	152,113	Quarterly	4.08	3.64
0-E	WELLS FARGO	U.S.A.	US$	4,519	13,784	38,531	41,238	23,556	121,628	4,919	13,784	37,247	40,819	23,486	120,255	Quarterly	3.98	3.54
0-E	DVB BANK SE	U.S.A.	US$	4,567	13,873	14,127	-	-	32,567	4,625	13,873	14,127	-	-	32,625	Quarterly	2.06	2.06
0-E	BANC OF AMERICA	U.S.A.	US$	674	2,096	-	-	-	2,770	676	2,096	-	-	-	2,772	Monthly	1.41	1.41

Other loans

0-E	BOEING	U.S.A.	US$	-	-	151,362	-	-	151,362	2,294	-	151,363	-	-	153,657	At Expiration	1.80	1.80
0-E	CITIBANK (*)	U.S.A.	US$	19,361	60,251	174,178	196,210	-	450,000	20,485	60,251	174,178	192,932	-	447,846	Quarterly	6.00	6.00

	Total			611,840	738,017	2,291,593	1,892,936	2,155,787	7,690,173	641,578	738,016	2,218,512	1,846,051	2,127,734	7,571,891

(*) Securitized bond with the future flows from the sales with credit card in United States and Canada.

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Interest-bearing loans due in installments to December 31, 2015

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Préstamos bancarios

0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	115	356	1,031	1,162	689	3,353	132	356	1,031	1,162	689	3,370	Monthly	6.01	6.01

Obligaciones con el público

0-E	THE BANK OF NEW YORK	U.S.A.	US$	-	-	300,000	-	500,000	800,000	7,506	1,110	301,722	5,171	501,027	816,536	At Expiration	8.17	8.00

Arrendamientos financieros

0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	1,972	6,085	17,540	17,908	-	43,505	2,176	6,085	17,540	17,908	-	43,709	Monthly	1.25	1.25
0-E	AIRBUS FINANCIAL	U.S.A.	US$	3,370	10,397	20,812	15,416	-	49,995	3,461	10,396	20,813	15,416	-	50,086	Monthly	1.43	1.43
0-E	CREDIT AGRICOLE-CIB	U.S.A.	US$	4,500	-	-	-	-	4,500	4,528	-	-	-	-	4,528	Quarterly	3.25	3.25
0-E	DVB BANK SE	U.S.A.	US$	118	355	282	-	-	755	120	355	282	-	-	757	Monthly	1.64	1.64
0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A.	US$	3,654	11,137	8,970	-	-	23,761	3,697	11,137	8,970	-	-	23,804	Monthly	1.25	1.25
0-E	KFW IPEX-BANK	Germany	US$	3,097	6,401	15,186	12,215	-	36,899	3,163	6,401	15,186	12,215	-	36,965	Monthly/Quarterly	1.72	1.72
0-E	NATIXIS	France	US$	2,505	5,387	17,359	19,682	70,087	115,020	3,476	5,387	17,360	19,682	70,088	115,993	Quarterly/Semiannual	3.85	3.85
0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	1,276	21,769	-	-	-	23,045	1,316	21,769	-	-	-	23,085	Monthly	1.75	1.75
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	383	1,101	2,617	14,267	-	18,368	418	1,101	2,617	14,267	-	18,403	Quarterly	2.00	2.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	8,148	25,003	71,311	208,024	-	312,486	9,552	25,003	71,311	208,024	-	313,890	Quarterly	3.63	3.55
0-E	BANCO IBM S.A	Brazil	BRL	217	651	860	-	-	1,728	217	651	860	-	-	1,728	Monthly	14.14	14.14
0-E	HP FINANCIAL SERVICE	Brazil	BRL	168	529	185	-	-	882	169	529	185	-	-	883	Monthly	10.02	10.02
0-E	SOCIETE GENERALE	France	BRL	85	256	434	-	-	775	85	256	434	-	-	775	Monthly	14.14	14.14

	Total			29,608	89,427	456,587	288,674	570,776	1,435,072	40,016	90,536	458,311	293,845	571,804	1,454,512

	Total consolidado			641,448	827,444	2,748,180	2,181,610	2,726,563	9,125,245	681,594	828,552	2,676,823	2,139,896	2,699,538	9,026,403

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(b)	Hedge derivatives

					Total hedge
	Current liabilities		Non-current liabilities		derivatives
	As of	As of	As of	As of	As of	As of
	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	2016	2015	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accrued interest from the last date of interest rate swap	3,029	4,329	-	-	3,029	4,329
Fair value of interest rate derivatives	19,746	33,518	12,102	16,128	31,848	49,646
Fair value of fuel derivatives	10,989	56,424	-	-	10,989	56,424
Fair value of foreign currency derivatives	36,751	39,818	-	-	36,751	39,818
Total hedge derivatives	70,515	134,089	12,102	16,128	82,617	150,217

The foreign currency derivatives exchanges are FX forward and cross currency swap.

Hedging operation

The fair values of net assets/ (liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

	As of	As of
	June 30,	December 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Cross currency swaps (CCS) (1)	(17,227)	(49,311)
Interest rate swaps (2)	(32,641)	(44,085)
Fuel options (3)	(5,827)	(50,131)
Currency forward - options US$/GBP$ (4)	2,351	7,432
Currency forward - options US$/EUR$ (4)	670	1,438
Currency options R$/US$ (4)	(21,152)	933
Currency options CLP/US$ (4)	(463)	85
Currency options COP/US$ (4)	(2)	-
Currency options AUD/US$ (4)	820	-

(1)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month LIBOR interest rate and the exchange rate dollar-UF of bank loans. These contracts are recorded as cash flow hedges and fair value.
(2)	Covers the significant variations in cash flows associated with market risk implicit in the increases in the 3 months LIBOR interest rates for long-term loans incurred in the acquisition of aircraft and bank loans. These contracts are recorded as cash flow hedges.
(3)	Covers significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.
(4)	Covers the foreign exchange risk exposure of operating cash flows caused mainly by fluctuations in the exchange rate US$/GBP, US$/EUR, R$/US$, CLP$/US$, COP$/US$ and AUD/US$ These contracts are recorded as cash flow hedges.

78

During the periods presented, the Company only maintains cash flow hedges and fair value (in the case of CCS). In the case of fuel hedges, the cash flows subject to such hedges will impact results in the next 9 months from the consolidated statement of financial position date, meanwhile in the case of interest rate hedging, the hedges will impact results over the life of the related loans, which are valid initially for 12 years. The hedges on investments will impact results continuously throughout the life of the investment, while the cash flows occur at the maturity of the investment. In the case of currency hedges through a CCS, are generated two types of hedge accounting, a cash flow component by UF, and other fair value by US$ floating rate component.

During the periods presented, no hedging operations of future highly probable transaction that have not been realized have occurred.

Since none of the coverage resulted in the recognition of a non-financial asset, no portion of the result of the derivatives recognized in equity was transferred to the initial value of such assets.

The amounts recognized in comprehensive income during the period and transferred from net equity to income are as follows:

	For the 6 months ended		For the 3 months ended
	June 30,		June 30,
	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Debit (credit) recognized in comprehensive income during the period	61,537	132,503	33,563	49,240
Debit (credit) transferred from net equity to income during the period	(63,578)	(166,617)	(26,157)	(53,155)

NOTE 20 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of	As of
	June 30,	December 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Current
(a) Trade and other accounts payables	1,098,715	1,025,574
(b) Accrued liabilities at the reporting date	451,355	458,383
Total trade and other accounts payables	1,550,070	1,483,957

79

(a)	Trade and other accounts payable:

	As of	As of
	June 30,	December 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Trade creditors	842,933	758,783
Leasing obligation	12,255	18,784
Other accounts payable	243,527	248,007
Total	1,098,715	1,025,574

The details of Trade and other accounts payables are as follows:

	As of	As of
	June 30,	December 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Boarding Fee	182,005	175,900
Aircraft Fuel	125,583	148,612
Handling and ground handling	102,507	88,629
Other personnel expenses	87,172	72,591
Airport charges and overflight	86,683	94,139
Suppliers' technical purchases	68,585	52,160
Land services	66,109	80,387
Professional services and advisory	56,759	63,302
Marketing	53,252	45,997
Services on board	34,981	32,993
Aviation insurance	31,995	7,655
Maintenance	27,712	18,573
Crew	27,476	23,834
Leases, maintenance and IT services	23,845	25,558
Achievement of goals	21,308	15,386
Justice Department E.E.U.U. and SEC (*)	17,469	-
Distribution system	16,141	17,531
Aircraft and engines leasing	12,255	19,146
Communications	2,992	6,731
Others	53,886	36,450
Total trade and other accounts payables	1,098,715	1,025,574

(*) Provision made for payments of fines, on July 25, 2016 LATAM reached agreements with the U.S. Securities and Exchange Commission ("SEC") and the U.S. Department of Justice ("DOJ") both authorities of the United States of America, in force as of this date, regarding the investigation on payments by LAN Airlines S.A. made in 2006-2007 to a consultant who advised on the resolution of labor matters in Argentina. The amount of the fines is ThUS$ 12,750 to the DOJ and the amount to the SEC is ThUS$ 6,744 plus interests of ThUS$ 2,694.

80

In relation to the amounts payable to the SEC, ThUS $ 4,719 are classified in Non-current accounts payable (Note 24).

(b)	Liabilities accrued:

	As of	As of
	June 30,	December 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Aircraft and engine maintenance	266,814	246,454
Accrued personnel expenses	143,407	108,058
Accounts payable to personnel (*)	20,460	81,368
Others accrued liabilities	20,674	22,503
Total accrued liabilities	451,355	458,383

(*) Profits and bonds participation (Note 23 letter b)

NOTE 21 - OTHER PROVISIONS

Other provisions:

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	2016	2015	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Provision for contingencies (1)
Tax contingencies	1,297	1,297	421,468	350,418	422,765	351,715
Civil contingencies	914	1,476	52,792	37,555	53,706	39,031
Labor contingencies	193	149	22,593	15,648	22,786	15,797
Other	-	-	14,792	11,910	14,792	11,910
Provision for European Commision investigation (2)	-	-	9,097	8,966	9,097	8,966
Total other provisions (3)	2,404	2,922	520,742	424,497	523,146	427,419

(1)	Provisions for contingencies:

The tax contingencies correspond to litigation and tax criteria related to the tax treatment applicable to direct and indirect taxes, which are found in both administrative and judicial stage.

The civil contingencies correspond to different demands of civil order filed against the company.

The labor contingencies correspond to different demands of labor order filed against the company.

81

The Provisions are recognized in the consolidated income statement in administrative expenses or tax expenses, as appropriate.

(2)	Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.

(3)	Total other provision at June 30, 2016, and at December 31, 2015, include the fair value correspond to those contingencies from the business combination with TAM S.A and subsidiaries, with a probability of loss under 50%, which are not provided for the normal application of IFRS enforcement and that only must be recognized in the context of a business combination in accordance with IFRS 3.

82

Movement of provisions:

		European
	Legal	Commission
	claims	Investigation(*)	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2015	705,552	9,999	715,551
Increase in provisions	22,777	-	22,777
Provision used	(1,905)	-	(1,905)
Difference by subsidiaries conversion	(99,111)	-	(99,111)
Reversal of provision	(22,220)	-	(22,220)
Exchange difference	(347)	(836)	(1,183)
Closing balance as of June 30, 2015 (Unaudited)	604,746	9,163	613,909

Opening balance as of July 1, 2015	604,746	9,163	613,909
Increase in provisions	31,898	-	31,898
Provision used	(17,617)	-	(17,617)
Difference by subsidiaries conversion	(121,155)	-	(121,155)
Reversal of provision	(78,520)	-	(78,520)
Exchange difference	(899)	(197)	(1,096)
Closing balance as of December 31, 2015	418,453	8,966	427,419

Opening balance as of January 1, 2016	418,453	8,966	427,419
Increase in provisions	41,620	-	41,620
Provision used	(15,632)	-	(15,632)
Difference by subsidiaries conversion	86,770	-	86,770
Reversal of provision	(17,410)	-	(17,410)
Exchange difference	248	131	379
Closing balance as of June 30, 2016 (Unaudited)	514,049	9,097	523,146

Accumulated balance includes the judicial deposit in guarantee, related to the “Fundo Aeroviário” (FA), of US$ 74 million, done in order to suspend the enforceability of the tax credit. The company is discussing over the Tribunal the constitutionality of the requirement made by FA in a legal suit. Initially it was covered by the effects of a provisional remedy, meaning that, the company was not obligated to collect the tax while there was not a judicial decision in this regard. However, the decision taken by a judge in the first instance was publicized in an unfavorable way, revoking the provisional remedy relief. As the legal suit is still in progress (TAM appealed from this first decision), the company needed to do the deposit judicial in guarantee to suspend the enforceability of such tax credit; deposit classified in this category deducting the existing provision. Finally, if the final decision is favorable to the company, the deposit already made is going to come back to TAM. On the other hand, if the tribunal confirms the first decision, such deposit will be converted in a definitive payment in favor of the Brazilian Government. The procedural stage at June 30, 2016 is disclosed in Note 31, at case No. 2001.51.01.012530-0.

83

(*) European Commission Provision:

(a)	This provision was established because of the investigation brought by the Directorate General for Competition of the European Commission against more than 25 cargo airlines, including Lan Cargo S.A., as part of a global investigation that begun in 2006 regarding possible unfair competition on the air cargo market. This was a joint investigation done by the European and U.S.A. authorities. The start of the investigation was disclosed through an Essential Matter report dated December 27, 2007. The U.S.A. portion of the global investigation concluded when Lan Cargo S.A. and its subsidiary, Aerolíneas Brasileiras S.A. (“ABSA”) signed a Plea Agreement with the U.S.A. Department of Justice, as disclosed in an Essential Matter report notice on January 21, 2009.

(b)	A Essential Matter report dated November 9, 2010, reported that the General Direction of Competition had issued its decision on this case (the "decision"), under which it imposed fines totaling € 799,445,000 (seven hundred and ninety nine million four hundred and forty-five thousand Euros) for infringement of European Union regulations on free competition against eleven (11) airlines, among which you can find LATAM A irlines Group S.A. and Lan Cargo S.A., Air Canada, Air France, KLM, British Airways, Cargolux, Cathay Pacific, Japan Airlines, Qantas Airways, S.A.S. and Singapore Airlines.

(c)	Jointly, LATAM Airlines Group S.A. and Lan Cargo S.A., have been fined in the amount of € 8,220,000 (eight million two hundred twenty thousand Euros) for said infractions, which was provisioned in the financial statements of LATAM Airlines Group S.A.This is a minor fine in comparison to the original decision, as there was a significant reduction in fine because LATAM Airlines Group S.A. cooperated during the investigation.

(d)	On January 24, 2011, LATAM Airlines Group S.A. and Lan Cargo S.A. appealed the decision before the Court of Justice of the European Union. On December 16, 2015 The European Commission does not appeal the sentence, but can issue a new decision correcting the failures specified in the Judgment and it has a period of 5 years the Court European resolved the appeal and annulled the European Commission. The procedural stage at June 30, 2016 is disclosed in Note 31, in (ii) lawsuits received by Latam Airlines Group S.A. and Subsidiaries.

84

NOTE 22 - OTHER NON-FINANCIAL LIABILITIES

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	2016	2015	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Deferred revenues (*)	2,682,739	2,423,703	274,374	272,130	2,957,113	2,695,833
Sales tax	12,466	10,379	-	-	12,466	10,379
Retentions	33,832	33,125	-	-	33,832	33,125
Others taxes	8,273	11,211	-	-	8,273	11,211
Dividends	7,871	3,980	-	-	7,871	3,980
Other sundry liabilities	13,841	7,635	-	-	13,841	7,635
Total other non-financial liabilities	2,759,022	2,490,033	274,374	272,130	3,033,396	2,762,163

(*)	Note 2.20.

The balance comprises, mainly, deferred income by services not yet rendered and programs such as: LATAM Pass, LATAM Fidelidade y Multiplus:

LATAM Pass is the frequent flyer program created by LAN to reward the preference and loyalty of its customers with many benefits and privileges, by the accumulation of kilometers that can be exchanged for free flying tickets or a wide range of products and services. Customers accumulate LATAM Pass kilometers every time they fly with LAN, TAM, in companies that are members of oneworld® and other airlines associated with the program, as well as when they buy on the stores or use the services of a vast network of companies that have an agreement with the program around the world.

Thinking on people who travel constantly, TAM created the program LATAM Fidelidade, in order to improve the passenger attention and give recognition to those who choose the company. By using this program, customers accumulate points in a variety of programs loyalty in a single account and can redeem them at all TAM destinations and related airline companies, and even more, participate in the Red Multiplus Fidelidade.

Multiplus is a coalition of loyalty programs, aiming to operate activities of accumulation and redemption of points. This program has an integrated network by associates including hotels, financial institutions, retail companies, supermarkets, vehicle rentals and magazines, among many other partners from different segments.

85

NOTE 23 - EMPLOYEE BENEFITS

	As of	As of
	June 30,	December 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Retirements payments	53,071	42,117
Resignation payments	11,832	8,858
Other obligations	18,282	14,296
Total liability for employee benefits	83,185	65,271

(a)	The movement in retirements and resignation payments and other obligations:

		Increase (decrease)		Actuarial
	Opening	current service	Benefits	(gains)	Currency	Closing
	balance	provision	paid	losses	translation	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to June 30, 2015 (Unaudited)	74,102	9,038	(1,660)	-	-	81,480
From July 1 to December 31, 2015	81,480	(22,647)	(2,164)	14,631	(6,029)	65,271
From January 1 to June 30, 2016 (Unaudited)	65,271	12,446	(1,046)	(300)	-	76,371

The principal assumptions used in the calculation to the provision in Chile are presented below:

	As of
	June 30,
Assumptions	2016	2015

Discount rate	4.64%	4.97%
Expected rate of salary increase	4.50%	4.50%
Rate of turnover	6.16%	6.16%
Mortality rate	RV-2009	RV-2009
Inflation rate	2.86%	3.02%
Retirement age of women	60	60
Retirement age of men	65	65

The discount rate is determined by reference to free risk 20 years Central Bank of Chile BCP bond. Mortality table RV – 2009, established by Chilean Superintendency of Securities and Insurance and inflation rate performance curve of Central Bank of Chile instruments long term BCU and BCP.

86

The obligation is determined based on the actuarial value of the accrued cost of the benefit and it is sensibility to main actuarial assumptions used for the calculation. The Following is a sensitivity analysis based on increased (decreased) on the discount rate, increased wages, rotation and inflation:

	Effect on the liability
	As of	As of
	June 30,	December 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Discount rate
Change in the accrued liability an closing for increase in 100 p.b.	(6,613)	(4,669)
Change in the accrued liability an closing for decrease of 100 p.b.	7,176	5,345

Rate of wage growth
Change in the accrued liability an closing for increase in 100 p.b.	6,491	5,309
Change in the accrued liability an closing for decrease of 100 p.b.	(5,769)	(4,725)

(b)	The liability for short-term:

	As of	As of
	June 30,	December 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Profit-sharing and bonuses (*)	20,460	81,368

(*)	Accounts payables to employees (Note 20 letter b)

The participation in profits and bonuses correspond to an annual incentives plan for achievement of objectives.

(c)	Employment expenses are detailed below:

	For the 6 months ended		For the 3 months ended
	June 30,		June 30,
	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited

Salaries and wages	758,088	882,359	397,875	431,957
Short-term employee benefits	46,948	86,630	(25,118)	35,747
Termination benefits	41,406	33,451	28,151	10,532
Other personnel expenses	88,681	101,409	45,499	49,924
Total	935,123	1,103,849	446,407	528,160

87

NOTE 24 - ACCOUNTS PAYABLE, NON-CURRENT

	As of	As of
	June 30,	December 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Aircraft and engine maintenance	319,177	371,419
Fleet financing (JOL)	35,735	35,042
Provision for vacations and bonuses	11,245	10,365
U.S. Department of Justice and SEC (*)	4,719	-
Other sundry liabilities	228	224
Total accounts payable, non-current	371,104	417,050

(*) See Note 20

NOTE 25 - EQUITY

(a)	Capital

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The Capital of the Company is managed and composed in the following form:

The capital of the Company at June 30, 2016 amounts to ThUS$ 2,545,705 divided into 545,547,819 common stock of a same series (ThUS$ 2,545,705, divided into 545,547,819 shares as of December 31, 2015), no par value. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of Corporations Law and its regulations.

88

(b)	Subscribed and paid shares

The following table shows the movement of the authorized and fully paid shares described above:

Movement of authorized shares	Nro. Of
shares

Autorized shares as of January 1, 2015	551,847,819
No movement of autorized shares at June 30, 2015	-
Authorized shares as of December 31, 2015	551,847,819

Autorized shares as of January 1, 2016	551,847,819
No movement of autorized shares at June 30, 2016	-
Authorized shares as of June 30, 2016 (Unaudited)	551,847,819

Movement fully paid shares
			Movement
			value	Cost of issuance
			of shares	and placement	Paid- in
	N° of		(1)	of shares (2)	Capital
	shares		ThUS$	ThUS$	ThUS$

Paid shares as of January 1, 2015	545,547,819		2,552,066	(6,361)	2,545,705
No movement of paid shares at December 31, 2015	-		-	-	-
Paid shares as of December 31, 2015	545,547,819		2,552,066	(6,361)	2,545,705

Paid shares as of January 1, 2016	545,547,819		2,552,066	(6,361)	2,545,705
No movement of paid shares at June 30, 2016	-		-	-	-
Paid shares as of June 30, 2016 (Unaudited)	545,547,819	(3)	2,552,066	(6,361)	2,545,705

(1)          Amounts reported represent only those arising from the payment of the shares subscribed.

(2)          Decrease of capital by capitalization of reserves for cost of issuance and placement of shares established according to Extraordinary Shareholder´s Meetings, where such decreases were authorized.

(3)          At June 30, 2016, the difference between authorized shares and fully paid shares are 6,300,000 shares allocated to compensation plans for executives of LATAM Airlines Group S.A. and subsidiaries (see Note 33(a)).

(c)          Treasury stock

At June 30, 2016, the Company held no treasury stock, the remaining of ThUS$ (178) corresponds to the difference between the amount paid for the shares and their book value, at the time of the full right decrease of the shares.

At the Extraordinary Shareholder´s Meeting held on June 11, 2013, the company relinquished all right to 7,972 stocks of its portfolio, this date the Company does not maintain treasury stock.

89

(d)	Reserve of share- based payments

Movement of Reserves of share- based payments:

		Stock
	Opening	option	Deferred	Closing
Periods	balance	plan	tax	balance
	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to June 30, 2015 (Unaudited)	29,642	5,460	(1,426)	33,676
From July 1 to December 31, 2015	33,676	3,464	(1,493)	35,647
From January 1 to June 30, 2016 (Unaudited)	35,647	2,560	(807)	37,400

These reserves are related to the “Share-based payments” explained in Note 34.

(e)	Other sundry reserves

Movement of Other sundry reserves:

	Opening	Legal	Closing
Periods	balance	reserves	balance
	ThUS$	ThUS$	ThUS$

From January 1 to June 30, 2015 (Unaudited)	2,635,748	1,603	2,637,351
From July 1 to December 31, 2015	2,637,351	(2,672)	2,634,679
From January 1 to June 30, 2016 (Unaudited)	2,634,679	670	2,635,349

Balance of Other sundry reserves comprises the following:

	As of	As of
	June 30,	December 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Higher value for TAM S.A. share exchange (1)	2,665,692	2,665,692
Reserve for the adjustment to the value of fixed assets (2)	2,620	2,620
Transactions with non-controlling interest (3)	(25,911)	(25,891)
Cost of issuance and placement of shares	(4,793)	(4,793)
Others	(2,259)	(2,949)
Total	2,635,349	2,634,679

(1)	Corresponds to the difference in the shares value of TAM S.A. acquired (under subscriptions) by Sister Holdco S.A. and Holdco II S.A. (under the Exchange Offer), as stipulated in the Declaration of Posting of Merger by Absorption and the fair value of these exchange shares of LATAM Airlines Group S.A. at June 22, 2012.

90

(2)	Corresponds to the technical revaluation of fixed assets authorized by the Superintendence of Securities and Insurance in 1979, in Circular No. 1,529. The revaluation was optional and could be taken only once, the reserve is not distributable and can only be capitalized.

(3)	The balance at June 30, 2016, correspond to the loss generated by the participation of Lan Pax Group S.A. and Inversiones Lan S.A. in the acquisition of shares of Aerovías de Integración Regional Aires of ThUS$ (3,480) and ThUS$ (20), respectively; the acquisition of TAM S.A. of the minority holding of Aerolinhas Brasileiras S.A. of ThUS$ (885) and the acquisition of minority interest of Aerolane S.A. by Lan Pax group S.A. through Holdco Ecuador S.A. for US$ (21,526).

(f)	Reserves with effect in other comprehensive income.

Movement of Reserves with effect in other comprehensive income:

			Actuarial gain
	Currency	Cash flow	or loss on defined
	translation	hedging	benefit plans
	reserve	reserve	reserve	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2015	(1,193,871)	(151,340)	-	(1,345,211)
Derivatives valuation gains (losses)	-	133,519	-	133,519
Deferred tax	-	(36,734)	-	(36,734)
Difference by subsidiaries conversion	(655,343)	-	-	(655,343)
Closing balance as of June 30, 2015 (Unaudited)	(1,849,214)	(54,555)	-	(1,903,769)

Opening balance as of July 1, 2015	(1,849,214)	(54,555)	-	(1,903,769)
Derivatives valuation gains (losses)	-	(50,789)	-	(50,789)
Deferred tax	-	14,834	-	14,834
Actuarial reserves by employee benefit plans	-	-	(14,627)	(14,627)
Deferred tax actuarial IAS by employee benefit plans	-	-	3,910	3,910
Difference by subsidiaries conversion	(726,827)	-	-	(726,827)
Closing balance as of December 31, 2015	(2,576,041)	(90,510)	(10,717)	(2,677,268)

Opening balance as of January 1, 2016	(2,576,041)	(90,510)	(10,717)	(2,677,268)
Derivatives valuation gains (losses)	-	60,411	-	60,411
Deferred tax	-	(16,557)	-	(16,557)
Actuarial reserves by employee benefit plans	-	-	(1,267)	(1,267)
Deferred tax actuarial IAS by employee benefit plans	-	-	382	382
Difference by subsidiaries conversion	540,961	-	-	540,961
Closing balance as of June 30, 2016 (Unaudited)	(2,035,080)	(46,656)	(11,602)	(2,093,338)

91

(f.1)	Currency translation reserve

These originate from exchange differences arising from the translation of any investment in foreign entities (or Chilean investment with a functional currency different to that of the parent), and from loans and other instruments in foreign currency designated as hedges for such investments. When the investment (all or part) is sold or disposed and loss of control occurs, these reserves are shown in the consolidated statement of income as part of the loss or gain on the sale or disposal. If the sale does not involve loss of control, these reserves are transferred to non-controlling interests.

(f.2)	Cash flow hedging reserve

These originate from the fair value valuation at the end of each period of the outstanding derivative contracts that have been defined as cash flow hedges. When these contracts expire, these reserves should be adjusted and the corresponding results recognized.

(f.3)	Actuarial gain or loss on defined benefit plans reserve

These originate from the actuarial calculation Company has developed from December 31, 2015, the effect of a negative reserve amounting to ThUS$ 16,576 net of deferred taxes.

(g)	Retained earnings

Movement of Retained earnings:

		Result		Other
	Opening	for the		increase	Closing
Periods	balance	period	Dividens	(decreases)	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to June 30, 2015 (Unaudited)	536,190	(89,674)	-	1,697	448,213
From July 1 to December 31, 2015	448,213	(129,600)	-	(663)	317,950
From January 1 to June 30, 2016 (Unaudited)	317,950	10,133	(3,040)	(277)	324,766

(h)	Dividends per share

	Minimum mandatory	Final dividend
	dividend	dividend
Description of dividend	2016	2015

Date of dividend	06-30-2016	12-31-2015
Amount of the dividend (ThUS$)	3,040	-
Number of shares among which the dividend is distributed	545,547,819	545,547,819
Dividend per share (US$)	0,0056	-

92

NOTE 26 - REVENUE

The detail of revenues is as follows:

	For the 6 months ended		For the 3 months ended
	June 30,		June 30,
	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Passengers LAN	1,989,806	2,111,349	904,897	982,691
Passengers TAM	1,675,198	2,209,339	801,817	994,470
Cargo	535,977	684,767	260,010	334,445
Total	4,200,981	5,005,455	1,966,724	2,311,606

NOTE 27 - COSTS AND EXPENSES BY NATURE

(a)	Costs and operating expenses

The main operating costs and administrative expenses are detailed below:

	For the 6 months ended		For the 3 months ended
	June 30,		June 30,
	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Aircraft fuel	929,437	1,419,037	468,004	674,972
Other rentals and landing fees	521,653	558,383	260,601	272,478
Aircraft rentals	272,157	257,691	138,554	128,793
Aircraft maintenance	181,744	229,698	86,949	115,725
Comissions	127,186	154,083	60,557	71,520
Passenger services	140,276	144,518	62,824	66,757
Other operating expenses	640,907	628,661	355,502	310,725
Total	2,813,360	3,392,071	1,432,991	1,640,970

93

(b)	Depreciation and amortization

Depreciation and amortization are detailed below:

	For the 6 months ended		For the 3 months ended
	June 30,		June 30,
	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Depreciation (*)	449,621	450,196	219,730	223,728
Amortization	20,536	22,338	10,976	11,358
Total	470,157	472,534	230,706	235,086

(*) Include the depreciation of Property, plant and equipment and the maintenance cost of aircraft held under operating leases. The amount of maintenance cost included within the depreciation line item at June 30, 2016 is ThUS$ 76,861 and ThUS$ 83,018 for the same period of 2015.

(c)	Personnel expenses

The costs for personnel expenses are disclosed in Note 23 liability for employee benefits.

(d)	Financial costs

The detail of financial costs is as follows:

	For the 6 months ended		For the 3 months ended
	June 30,		June 30,
	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Bank loan interest	167,424	166,951	83,220	85,869
Financial leases	17,775	23,052	8,282	10,974
Other financial instruments	21,433	15,580	12,081	13,407
Total	206,632	205,583	103,583	110,250

Costs and expenses by nature presented in this note plus the Employee expenses disclosed in Note 23, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

(e)	Restructuring Costs

As part of the ongoing process of reviewing its fleet plan, in December 2015 the company recognized a negative impact on results of US$ 80 million before tax associated with the output of the rest of the A330 fleet, including engines and technical materials is recognized. These expenses are recognized at “Other Gain and Loses” of the Consolidated Statement of Income by Function.

94

NOTE 28 - OTHER INCOME, BY FUNCTION

Other income by function is as follows:

	For the 6 months ended		For the 3 months ended
	June 30,		June 30,
	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Tours	48,884	57,760	24,922	35,861
Aircraft leasing	32,477	21,298	17,069	11,950
Customs and warehousing	10,615	11,239	5,399	5,822
Duty free	4,768	8,055	2,375	3,926
Maintenance	10,809	7,781	8,688	5,713
Other miscellaneous income	129,716	92,408	85,456	37,976
Total	237,269	198,541	143,909	101,248

NOTE 29 - FOREIGN CURRENCY AND EXCHANGE RATE DIFFERENCES

The functional currency of LATAM Airlines Group S.A. is the US dollar, also it has subsidiaries whose functional currency is different to the US dollar, such as the Chilean peso, Argentine peso, Colombian peso and Brazilian real.

The functional currency is defined as the currency of the primary economic environment in which an entity operates and in each entity and all other currencies are defined as foreign currency.

Considering the above, the balances by currency mentioned in this note correspond to the sum of foreign currency of each of the entities that make LATAM Airlines Group S.A. and Subsidiaries.

(a)	Foreign currency

The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

95

	As of	As of
	June 30,	December 31,
Current assets	2016	2015
	ThUS$	ThUS$
	Unaudited
Cash and cash equivalents	161,283	182,089
Argentine peso	8,239	11,611
Brazilian real	12,916	8,810
Chilean peso	25,014	17,739
Colombian peso	2,199	1,829
Euro	7,324	10,663
U.S. dollar	88,793	112,422
Strong bolivar	725	2,986
Other currency	16,073	16,029

Other financial assets, current	49,428	124,042
Argentine peso	36,881	108,592
Brazilian real	556	1,263
Chilean peso	530	563
Colombian peso	123	1,167
Euro	1	1
U.S. dollar	11,033	12,128
Strong bolivar	-	22
Other currency	304	306

96

	As of	As of
	June 30,	December 31,
Current assets	2016	2015
	ThUS$	ThUS$
	Unaudited
Other non - financial assets, current	141,565	126,130
Argentine peso	14,261	14,719
Brazilian real	20,068	15,387
Chilean peso	17,454	10,265
Colombian peso	734	486
Euro	2,172	1,983
U.S. dollar	65,562	61,577
Strong bolivar	3	-
Other currency	21,311	21,713

Trade and other accounts receivable, current	297,146	247,229
Argentine peso	46,897	30,563
Brazilian real	27,289	11,136
Chilean peso	74,343	55,169
Colombian peso	909	1,195
Euro	30,629	53,200
U.S. dollar	57,706	6,743
Strong bolivar	2	7,225
Other currency	59,371	81,998

Accounts receivable from related entities, current	353	183
Chilean peso	353	183

Tax current assets	28,146	22,717
Argentine peso	1,581	2,371
Brazilian real	2,610	5
Chilean peso	4,098	3,615
Colombian peso	1,237	1,275
Euro	173	14
U.S. dollar	1,436	1,394
Peruvian sol	15,478	12,572
Other currency	1,533	1,471

Total current assets	677,921	702,390
Argentine peso	107,859	167,856
Brazilian real	63,439	36,601
Chilean peso	121,792	87,534
Colombian peso	5,202	5,952
Euro	40,299	65,861
U.S. Dollar	224,530	194,264
Strong bolivar	730	10,233
Other currency	114,070	134,089

97

	As of	As of
	June 30,	December 31,
Non-current assets	2016	2015
	ThUS$	ThUS$

Other financial assets, non-current	29,164	20,767
Argentine peso	19	22
Brazilian real	2,195	1,478
Chilean peso	83	77
Colombian peso	174	162
Euro	7,328	614
U.S. dollar	17,614	16,696
Other currency	1,751	1,718

Other non - financial assets, non-current	44,491	60,215
Argentine peso	156	169
Brazilian real	7,227	4,454
U.S. dollar	32,346	50,108
Other currency	4,762	5,484

Accounts receivable, non-current	7,532	9,404
Chilean peso	7,389	4,251
U.S. dollar	-	5,000
Other currency	143	153

Deferred tax assets	2,614	2,632
Colombian peso	342	336
Other currency	2,272	2,296

Total non-current assets	83,801	93,018
Argentine peso	175	191
Brazilian real	9,422	5,932
Chilean peso	7,472	4,328
Colombian peso	516	498
Euro	7,328	614
U.S. dollar	49,960	71,804
Other currency	8,928	9,651

98

The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
	June 30,	December 31,	June 30,	December 31,
Current liabilities	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited

Other financial liabilities, current	85,759	94,199	431,739	141,992
Chilean peso	56,129	54,655	57,732	52,892
U.S. dollar	29,630	39,544	374,007	89,100

Trade and other accounts payables, current	696,827	575,967	21,238	19,261
Argentine peso	21,104	20,772	1,371	2,072
Brazilian real	50,066	37,572	3	16
Chilean peso	3,909	40,219	11,487	10,951
Colombian peso	6,619	5,271	217	155
Euro	23,279	5,275	11	618
U.S. dollar	436,077	310,565	186	839
Strong bolivar	539	2,627	-	-
Other currency	155,234	153,666	7,963	4,610

Accounts payable to related entities, current	132	447	-	-
Chilean peso	82	83	-	-
U.S. dollar	-	22	-	-
Other currency	50	342	-	-

Other provisions, current	-	-	507	460
Chilean peso	-	-	24	24
Other currency	-	-	483	436

Tax liabilities, current	921	36	10,601	9,037
Argentine peso	910	-	10,601	9,036
U.S. dollar	-	27	-	-
Other currency	11	9	-	1

99

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
	June 30,	December 31,	June 30,	December 31,
Current liabilities	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited

Other non-financial liabilities, current	45,224	40,431	-	1
Argentine peso	7,162	(2,387)	-	-
Brazilian real	3,909	4,292	-	5
Chilean peso	35,721	32,228	-	-
Colombian peso	898	145	-	-
Euro	986	2,706	-	-
U.S. dollar	559	(3,233)	-	(5)
Strong bolivar	(108)	2,490	-	-
Other currency	(3,903)	4,190	-	1

Total current liabilities	828,863	711,080	464,085	170,751
Argentine peso	29,176	18,385	11,972	11,108
Brazilian real	53,975	41,864	3	21
Chilean peso	95,841	127,185	69,243	63,867
Colombian peso	7,517	5,416	217	155
Euro	24,265	7,981	11	618
U.S. dollar	466,266	346,925	374,193	89,934
Strong bolivar	431	5,117	-	-
Other currency	151,392	158,207	8,446	5,048

100

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years

	As of	As of	As of	As of	As of	As of
Non-current liabilities	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	2016	2015	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited

Other financial liabilities, non-current	208,809	561,217	780,724	328,480	48,577	571,804
Chilean peso	86,578	104,385	27,003	34,635	-	-
U.S. dollar	122,231	456,832	753,721	293,845	48,577	571,804

Accounts payable, non-current	214,094	239,029	266	168	19	8
Chilean peso	8,970	8,058	266	168	19	8
U.S. dollar	203,680	229,005	-	-	-	-
Other currency	1,444	1,966	-	-	-	-

Other provisions, non-current	35,574	27,712	-	-	67	68
Argentine peso	643	797	-	-	-	-
Brazillian real	18,666	11,009	-	-	-	-
Chilean peso	38	-	-	-	-	-
Colombian peso	389	198	-	-	-	-
Euro	9,097	8,966	-	-	-	-
U.S. dollar	6,741	6,742	-	-	67	68

Provisions for employees benefits, non-current	66,391	56,306	-	-	-	-
Chilean peso	66,391	56,306	-	-	-	-

Other non-financial liabilities, non-current	2	-	-	-	-	-
Colombian peso	2	-	-	-	-	-

Total non-current liabilities	524,870	884,264	780,990	328,648	48,663	571,880
Argentine peso	643	797	-	-	-	-
Brazilian real	18,666	11,009	-	-	-	-
Chilean peso	161,977	168,749	27,269	34,803	19	8
Colombian peso	391	198	-	-	-	-
Euro	9,097	8,966	-	-	-	-
U.S. dollar	332,652	692,579	753,721	293,845	48,644	571,872
Other currency	1,444	1,966	-	-	-	-

101

	As of	As of
General summary of foreign currency:	June 30,	December 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited

Total assets	761,722	795,408
Argentine peso	108,034	168,047
Brazilian real	72,861	42,533
Chilean peso	129,264	91,862
Colombian peso	5,718	6,450
Euro	47,627	66,475
U.S. dollar	274,490	266,068
Strong bolivar	730	10,233
Other currency	122,998	143,740

Total liabilities	2,647,471	2,666,623
Argentine peso	41,791	30,290
Brazilian real	72,644	52,894
Chilean peso	354,349	394,612
Colombian peso	8,125	5,769
Euro	33,373	17,565
U.S. dollar	1,975,476	1,995,155
Strong bolivar	431	5,117
Other currency	161,282	165,221

Net position
Argentine peso	66,243	137,757
Brazilian real	217	(10,361)
Chilean peso	(225,085)	(302,750)
Colombian peso	(2,407)	681
Euro	14,254	48,910
U.S. dollar	(1,700,986)	(1,729,087)
Strong bolivar	299	5,116
Other currency	(38,284)	(21,481)

102

(b)	Exchange differences

Exchange differences recognized in the income statement, except for financial instruments measured at fair value through profit or loss, for the period ended June 30, 2016 and 2015, generated a debit of ThUS$ 143,408 and a charge ThUS$ 169,222, respectively. In the second quarter of 2016 and 2015 generated a debit of ThUS$ 75,510 and ThUS$ 35,355 respectively.

Exchange differences recognized in equity as reserves for currency translation differences for the period ended June 30, 2016 and 2015, represented a debit of ThUS$ 549,062 and a charge ThUS$ 660,084, respectively. In the second quarter of 2016 and 2015 generated a debit of ThUS$ 304,086 and ThUS$ 66,656 respectively.

The following shows the current exchange rates for the U.S. dollar, on the dates indicated:

	As of	As of
	June 30,	December 31,
	2016	2015
	Unaudited

Argentine peso	15.04	12.97
Brazilian real	3.20	3.98
Chilean peso	661.37	710.16
Colombian peso	2,919.16	3,183.00
Euro	0.90	0.92
Strong bolivar	628.34	198.70
Australian dollar	1.34	1.37
Boliviano	6.86	6.85
Mexican peso	18.25	17.34
New Zealand dollar	1.40	1.46
Peruvian Sol	3.29	3.41
Uruguayan peso	30.55	29.88

103

NOTE 30 - EARNINGS / (LOSS) PER SHARE

	For the 6 months ended		For the 3 months ended
	June 30,		June 30,
	2016	2015	2016	2015
	Unaudited
Basic earnings / (loss) per share
Earnings / (loss) attributable to owners of the parent (ThUS$)	10,133	(89,674)	(92,075)	(49,727)

Weighted average number of shares, basic	545,547,819	545,547,819	545,547,819	545,547,819

Basic earnings / (loss) per share (US$)	0.01857	(0.16437)	(0.16878)	(0.09115)

	For the 6 months ended		For the 3 months ended
	June 30,		June 30,
	2015	2014	2015	2014
	Unaudited
Diluted earnings / (loss) per share
Earnings / (loss) attributable to owners of the parent (ThUS$)	10,133	(89,674)	(92,075)	(49,727)

Weighted average number of shares, basic	545,547,819	545,547,819	545,547,819	545,547,819

Weighted average number of shares, diluted	545,547,819	545,547,819	545,547,819	545,547,819

Diluted earnings / (loss) per share (US$)	0.01857	(0.16437)	(0.16878)	(0.09115)

In the calculation of diluted earnings per share have not been considered the compensation plan disclosed in Note 33 (a.1), because the average market price is lower than the price of options.

104

NOTE 31 – CONTINGENCIES

Lawsuits

(i)	Lawsuits filed by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

Atlantic Aviation Investments LLC (AAI).	Supreme Court of the State of New York County of New York.	07-6022920	Atlantic Aviation Investments LLC. ("AAI"), an indirect subsidiary LATAM Airlines Group S.A., incorporated under the laws of the State of Delaware, sued in August 29th , 2007 Varig Logistics S.A. ("Variglog") for non-payment of four documented loans in credit agreements governed by New York law. These contracts establish the acceleration of the loans in the event of sale of the original debtor, VRG Linhas Aéreas S.A.	In implementation stage in Switzerland, the conviction stated that Variglog should pay the principal, interest and costs in favor of AAI. It keeps the embargo of Variglog funds in Switzerland with AAI. In Brazil a Settlement Agreement was signed and it is awaiting for approval from the Bankruptcy Court of that country and Variglog has asked Switzerland to recognize the judgment that declared the state of judicial recovery and subsequent bankruptcy. Conversations have begun with the representatives in the Variglog liquidation process to work towards a settlement regarding the funds in Switzerland.	17,100 Plus interests and costs

Lan Argentina S.A.	National Administrative Court.	36337/13	ORSNA Resolution No. 123 which directs Lan Argentina to vacate the hangar located in the Airport named Aeroparque Metropolitano Jorge Newberry, Argentina.	The 2nd Room of the Federal Appellate Court confirmed another extension of the precautionary measure that will expire March 16, 2016. ORSNA did not file an extraordinary remedy, so the measure is in effect through that date. On February 25, 2016, Lan Argentina S.A. and ORSNA informed the Court of their decision to put an end to the lawsuit and guarantee use of the hangar by Lan. The parties agreed to maintain the precautionary measure in effect allowing Lan to use the hangar indefinitely until the parties reach a final agreement. The court agreed, so the precautionary measure was extended indefinitely.	-0-

105

(ii)	Lawsuits received by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

LATAM Airlines Group S.A. y Lan Cargo S.A.	European Commission.	-	Investigation of alleged infringements to free competition of cargo airlines, especially fuel surcharge. On December 26th , 2007, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the instruction process against twenty five cargo airlines, including Lan Cargo S.A., for alleged breaches of competition in the air cargo market in Europe, especially the alleged fixed fuel surcharge and freight.

On April 14th, 2008, the notification of the European Commission was replied. The appeal was filed on January 24, 2011.

On May 11, 2015, we attended a hearing at which we petitioned for the vacation of the Decision based on discrepancies in the Decision between the operating section, which mentions four infringements (depending on the routes involved) but refers to Lan in only one of those four routes; and the ruling section (which mentions one single conjoint infraction).

On November 9th, 2010, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the imposition of a fine in the amount of THUS$ 9,097. (8.220.000 Euros)

This fine is being appealed by Lan Cargo S.A. and LATAM Airlines Group S.A. On December 16, 2015, the European Court of Justice revoked the Commission’s decision because of discrepancies. The European Commission did not appeal the resolution, but rather confirmed, on May 20, 2016, that it will issue a new decision curing the rulings specified in the Decision. It has a period of 5 years to do this, or until 2021.

9,097

106

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Lan Cargo S.A. y LATAM Airlines Group S.A.	In the High Court of Justice Chancery División (England) Ovre Romerike District Court (Norway) y Directie Juridische Zaken Afdeling Ceveil Recht (Netherlands) , Cologne Regional Court (Landgerich Köln Germany).	-

Lawsuits filed against European airlines by users of freight services in private lawsuits as a result of the investigation into alleged breaches of competition of cargo airlines, especially fuel surcharge. Lan Cargo S.A. and LATAM Airlines Group S.A., have been sued in court proceedings directly and/or in third party, based in England, Norway, the Netherlands and Germany.

				Cases are in the uncovering evidence stage.	-0-

Aerolinhas Brasileiras S.A.	Federal Justice.	0008285-53.2015.403.6105	An action seeking to quash a decision and petioning for early protection in order to obgain a revocation of the penalty imposed by the Brazilian Competition Authority (CADE) in the investigation of cargo airlines alleged fair trade violations, in particular the fuel surcharge.	This action was filed by presenting a guaranty – policy – in order to suspend the effects of the CADE’s decision regarding the payment of the following fines: (i) ABSA: ThUS$10,598; (ii) Norberto Jochmann: ThUS$204; (iii) Hernan Merino: ThUS$ 102; (iv) Felipe Meyer :ThUS$ 102. The action also deals with the affirmative obligation required by the CADE consisting of the duty to publish the condemnation in a widely circulating newspaper. This obligation had also been stayed by the court of federal justice in this process. Awaiting CADE’s statement.	10,598

Aerolinhas Brasileiras S.A.	Federal Justice.	0001872-58.2014.4.03.6105	An annulment action with a motion for preliminary injunction, was filed on 28/02/2014, in order to cancel tax debts of PIS, CONFINS, IPI and II, connected with the administrative process 10831.005704/2006.43.	We have been waiting since August 21, 2015 for a statement by Serasa on TAM’s letter of indemnity and a statement by the Union. The statement was authenticated on January 29, 2016.	11,311

107

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Tam Linhas Aéreas S.A.	Department of Federal Revenue of Brazil	19515.721155/2014-15	Alleged irregularities in the SAT payments for the periods 01/2009 to 12/2009, 01/2010 to 12/2010 and 01/2011 to 12/2012.	We filed a voluntary remedy on which a judgment is pending since June 30, 2015.	25,805

Tam Linhas Aéreas S.A.	Court of the Second Region.	2001.51.01.012530-0	Ordinary judicial action brought for the purpose of declaring the nonexistence of legal relationship obligating the company to collect the Air Fund.	Unfavorable court decision in first instance. Currently expecting the ruling on the appeal filed by the company. In order to suspend chargeability of Tax Credit a Guaranty Deposit to the Court was delivered for MMU$74. The disclosure prohibition motions entered by the parties against the ruling that overturned the decision did not suffice. The lawsuit was returned by the Brazilian Department of Justice (MPF) on November 23, 2015. We filed a petition on February 26, 2016 requesting that the expert opinions be monitored and the case proceedings were submitted to the Ministry of Finance.	91,865

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil.	16643.000087/2009-36	This is an administrative proceeding arising from an infraction notice issued on 15.12.2009, by which the authority aims to request social contribution on net income (CSL) on base periods 2004 to 2007, due to the deduction of expenses related to suspended taxes.	The appeal filed by the company was dismissed in 2010. In 2012 the voluntary appeal was also dismissed. Consequently, the special appeal filed by the company awaits judgment of admissibility, since 2012.	22,567

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil.	10880.725950/2011-05	Compensation credits of the Social Integration Program (PIS) and Contribution for Social Security Financing (COFINS) Declared on DCOMPs.	The objection (manifestação de inconformidade) filed by the company was rejected, which is why the voluntary appeal was filed. The case was assigned to the 1st Ordinary Group of Brazil’s Administrative Council of Tax Appeals (CARF) on June 8, 2015. We are awaiting a judgment.	44,007

108

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Aerovías de Integración Regional, AIRES S.A.	United States Court of Appeals for the Eleventh Circuit, Florida, U.S.A.	2013-20319 CA 01

The July 30th , 2012 LAN COLOMBIA AIRLINES initiated a legal process in Colombia against Regional One INC and Volvo Aero Services LLC, to declare that these companies are civilly liable for moral and material damages caused to LAN COLOMBIA AIRLINES arising from breach of contractual obligations of the aircraft HK-4107.

The June 20th , 2013 AIRES SA And / Or LAN AIRLINES COLOMBIA was notified of the lawsuit filed in U.S. for Regional One INC and Dash 224 LLC for damages caused by the aircraft HK-4107 arguing failure of LAN COLOMBIA AIRLINES customs duty to obtain import declaration when the aircraft in April 2010 entered Colombia for maintenance required by Regional One.

				Through proceedings dated June 5, 2014, the First Civil Overflow Court Room became aware of the process in Colombia and sent a copy of prior pleas submitted to the plaintiffs by the defendant. In December 2015, the 1st Civil Court in the Provisional Circuit was designated the 45th Permanent Civil Court in the Circuit and the proceedings were presented in the Judge’s chambers in Bogota on December 7, 2015. The prior motions made by the two defendants were dismissed by an interim ruling rendered April 20, 2016. At this time, the proceedings are pending presentation to the Judge in his chambers in Bogota so that they can continue and a hearing can be convened. The Federal Court in the State of Florida, U.S.A., ruled on March 26th, 2014 and approved the request from LAN AIRLINES COLOMBIA to suspend the process in the U.S. as the claim in Colombia is underway. Additionally, the U.S. judge closed the case administratively. the Federal Court of Appeals, confirmed the end of the case in the U.S. on April 1st, 2015. On October 13, 2015, Regional One petitioned that the U.S. court reopen the case. Lan Colombia Airlines presented its arguments against this petition, which included the official translation of the interim ruling by the Colombian Court rendered April 20, 2016. A decision by the U.S. court is pending.	12,443

109

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10880.722.355/2014-52	On August 19th , 2014 the Federal Tax Service issued a notice of violation stating that compensation credits Program (PIS) and the Contribution for the Financing of Social Security COFINS by TAM are not directly related to the activity of air transport.	An administrative objection was filed on September 17th, 2014. A first-instance ruling was rendered on June 1, 2016 that was partially favorable. The separate fine was revoked.	12,810

Tam Viagens S.A.	Department of Finance to the municipality of São Paulo.	67.168.795 / 67.168.833 / 67.168.884 / 67.168.906 / 67.168.914 / 67.168.965	A claim was filed alleging infraction and seeking a fine because of a deficient basis for calculation of the service tax (ISS) because the company supposedly made incorrect deductions.	We received notice of the petition on December 22, 2015. The objection was filed on January 19, 2016. A first-instance administrative decision is now pending.	91,001

Tam Linhas Aéreas S.A.	Labor Court of São Paulo.	0001734-78.2014.5.02.0045	Action filed by the Ministry of Labor, which requires compliance with legislation on breaks, extra hours and others.	Early stage. Eventually could affect the operations and control of working hours of employees. The company won in the first instance, but an appeal by the Union is expected.	16,358

TAM S.A.	Conselho Administrativo de Recursos Fiscais.	13855.720077/2014-02	Notice of an alleged infringement presented by Secretaria da Receita Federal do Brasil requiring the payment of IRPJ and CSLL, taxes related to the income earned by TAM on March, 2011, in relation of the reduction of the statute capital of Multiplus S.A.	On January 12, 2014, it was filed an appeal against the object of the notice of infringement. Currently, the company is waiting for the court judgment regarding the appeal filed in the Conselho Administrativo de Recursos Fiscais (CARF)	106,027

110

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Tam Linhas Aereas S.A.	1° Civil Court of Comarca of Bauru/SP.	0049304-37.2009.8.26.0071/1	That action is filed by the current complainants against the defendant, TAM Linhas Aéreas S / A, for receiving compensation for material and moral damages suffered as a result of an accident with one of its aircraft, which landed on adjacent lands to the Bauru airport, impacting the vehicle of Ms. Savi Gisele Marie de Seixas Pinto and William Savi de Seixas Pinto, causing their death. The first was the wife and mother of the complainants and the second, son and brother, respectively.	Currently under the enforcement phase of the sentence. ThUS$4.770 in cash was deposited in guarantee.	11,063

Aerolinhas Brasileiras S.A.	Labor Court of Campinas.	0010498-37.2014.5.15.0095	Lawsuit filed by the National Union of aeronauts, requiring weekly rest payment (DSR) scheduled stopovers, displacement and moral damag	Trial in initial stage and in negotiation process with the Union.	16,616

TAM Linhas Aéreas S.A.	Sao Paulo Labor Court, Sao Paulo	0000009-45.2016.5.02.090	The Ministry of Labor filed an action seeking that the company adapt the ergonomics and comfort of seats.	The action is in its initial phase.	14,414

TAM Linhas Aéreas S.A..	Federal Revenue Bureau of Brazil	19515.720476/2015-83	An administrative proceeding by the Federal Revenue Bureau for alleged irregularities in TAM’s accident insurance (SAT) payments.	The objection to the ruling of infringement, filed July 7, 2015, was judged improper and that ruling was upheld by the Tax Court (DRJ) on April 12, 2016. We have filed an appeal that is pending hearing.	53,220

-	In order to deal with any financial obligations arising from legal proceedings in effect at June 30, 2016, whether civil, tax, or labor, LATAM Airlines Group S.A. and Subsidiaries, has made provisions, which are included in Other non-current provisions that are disclosed in Note 21.

-	The Company has not disclosed the individual probability of success for each contingency in order to not negatively affect its outcome.

(*)	The Company has reported the amounts involved only for the lawsuits for which a reliable estimation can be made of the financial impacts and of the possibility of any recovery, pursuant to Paragraph 87 of IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

111

Governmental Investigations (1)

-	On July 25, 2016, LATAM reached agreements with the U.S. Department of Justice (“DOJ”) and the U.S. Securities and Exchange Commission (“SEC”) regarding the investigation of payments for US$1,150,000 by Lan Airlines S.A. in 2006-2007 to a consultant advising it in the resolution of labor matters in Argentina. The agreements are effective July 25, 2016.

(1) See more information in Note 20 Trade and other accounts payables and in Note 37 Events subsequent to the date of the financial statements.

NOTE 32 - COMMITMENTS

(a.1)	Loan covenants

With respect to various loans signed by the Company for the financing of Boeing 767, 767F, 777F and 787 aircraft, which carry the guarantee of the United States Export–Import Bank, limits have been set on some of the Company’s financial indicators on a consolidated basis. Moreover, and related to these same contracts, restrictions are also in place on the Company’s management in terms of its ownership and disposal of assets.

The Company and its subsidiaries do not maintain financial credit contracts with banks in Chile that indicate some limits on financial indicators of the Company or its subsidiaries.

On March 30, 2016, LATAM structured a Revolving Credit Facility granted by with aircraft, engines, spare parts and supplies for a total amount available of US$ 275 million. On May 12, 2016 the line was increase in US$ 50 million. This line includes restrictions minimum liquidity level as the consolidated company and individual level as for companies LATAM Airlines Group S.A. and TAM Linhas Aereas S.A.

At June 30, 2016, the Company is in compliance with all indicators detailed above.

(a.2) Fleet financing commitments to receive

On May 29, 2015, The Company has issued and placed debt securities denominated Enhanced Equipment Trust Certificates ("EETC") for an aggregate amount of US $ 1,020,823,000 (the "Certificates").

At June 30, 2016 the total amount available was used to finance news aircrafts received by LATAM.

112

(b)	Commitments under operating leases as lessee

Details of the main operating leases are as follows:

		As of	As of
		June 30,	December 31,
Lessor	Aircraft	2016	2015
		Unaudited
Aircraft 76B-26329 Inc.	Boeing 767	1	1
Aircraft 76B-27615 Inc.	Boeing 767	1	1
Aircraft 76B-28206 Inc.	Boeing 767	1	1
Aviación Centaurus, A.I.E.	Airbus A319	3	3
Aviación Centaurus, A.I.E.	Airbus A321	1	1
Aviación Real A.I.E.	Airbus A319	1	1
Aviación Real A.I.E.	Airbus A320	1	1
Aviación Tritón A.I.E.	Airbus A319	3	3
Avolon Aerospace AOE 19 Limited	Airbus A320	1	1
Avolon Aerospace AOE 20 Limited	Airbus A320	1	1
Avolon Aerospace AOE 6 Limited	Airbus A320	1	1
Avolon Aerospace AOE 62 Limited	Boeing 777	1	1
AWAS 5125 Trust	Airbus A320	-	1
AWAS 5178 Limited	Airbus A320	-	1
AWAS 5234 Trust	Airbus A320	1	1
Baker & Spice Aviation Limited	Airbus A320	1	1
Bank of America	Airbus A321	2	3
CIT Aerospace International	Airbus A320	2	2
ECAF I 1215 DAC	Airbus A320	1	1
ECAF I 2838 DAC	Airbus A320	1	1
ECAF I 40589 DAC	Boeing 777	1	1
Eden Irish Aircr Leasing MSN 1459	Airbus A320	1	1
GECAS Sverige Aircraft Leasing Worldwide AB	Airbus A320	2	3
GFL Aircraft Leasing Netherlands B.V.	Airbus A320	1	1
International Lease Finance Corporation	Boeing 767	-	1
JSA Aircraft 38484, LLC	Boeing 787	1	1
JSA Aircraft 7128, LLC	Airbus A321	1	-
Macquarie Aerospace Finance 5125-2 Trust	Airbus A320	1	-
Macquarie Aerospace Finance 5178 Limited	Airbus A320	1	-
Magix Airlease Limited	Airbus A320	2	2

113

		As of	As of
		June 30,	December 31,
Lessor	Aircraft	2016	2015
		Unaudited
MASL Sweden (1) AB	Airbus A320	-	1
MASL Sweden (2) AB	Airbus A320	-	1
MASL Sweden (7) AB	Airbus A320	-	1
MASL Sweden (8) AB	Airbus A320	1	1
NBB Cuckoo Co., Ltd	Airbus A321	1	1
NBB Grosbeak Co., Ltd	Airbus A321	1	1
NBB Redstart Co., Ltd	Airbus A321	1	-
NBB-6658 Lease Partnership	Airbus A321	1	1
NBB-6670 Lease Partnership	Airbus A321	1	1
Orix Aviation Systems Limited	Airbus A320	4	2
PAAL Aquila Company Limited	Airbus A321	1	-
PAAL Aquila Company Limited	Airbus A321	1	-
SASOF II (J) Aviation Ireland Limited	Airbus A319	1	1
Shenton Aircraft Leasing Limited	Airbus A320	1	1
SKY HIGH V LEASING COMPANY LIMITED	Airbus A320	-	1
Sky High XXIV Leasing Company Limited	Airbus A320	5	5
Sky High XXV Leasing Company Limited	Airbus A320	2	2
SMBC Aviation Capital Limited	Airbus A320	7	7
SMBC Aviation Capital Limited	Airbus A321	2	2
Sunflower Aircraft Leasing Limited	Airbus A320	2	2
TC-CIT Aviation Ireland Limited	Airbus A320	1	1
Volito Aviation August 2007 AB	Airbus A320	2	2
Volito Aviation November 2006 AB	Airbus A320	2	2
Volito November 2006 AB	Airbus A320	2	2
Wells Fargo Bank North National Association	Airbus A319	3	3
Wells Fargo Bank North National Association	Airbus A320	2	2
Wells Fargo Bank Northwest National Association	Airbus A320	8	7
Wells Fargo Bank Northwest National Association	Airbus A330	2	2
Wells Fargo Bank Northwest National Association	Boeing 767	3	3
Wells Fargo Bank Northwest National Association	Boeing 777	6	6
Wells Fargo Bank Northwest National Association	Boeing 787	11	7
Wilmington Trust Company	Airbus A319	1	1
Total		110	106

The rentals are shown in results for the period for which they are incurred.

The minimum future lease payments not yet payable are the following:

	As of	As of
	June 30,	December 31,
	2016	2015
	ThUS$	ThUS$
	Unaudited

No later than one year	517,577	513,748
Between one and five years	1,341,440	1,281,454
Over five years	1,101,073	858,095
Total	2,960,090	2,653,297

114

The minimum lease payments charged to income are the following:

	For the 6 months ended		For the 3 months ended
	June 30,		June 30,
	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited

Minimum operating lease payments	272,157	257,691	138,554	128,793

Total	272,157	257,691	138,554	128,793

In the first quarter of 2015, two Boeing 787-9 aircraft were leased for a period of twelve years each. On the other hand, two Airbus A320-200 aircraft were returned. In the second quarter of 2015, two Airbus A321-200 aircraft and one Boeing 787-9 aircraft were leased for a period of twelve years each. On the other hand, one Airbus A320-200 aircraft and two Airbus A330-200 aircraft were returned. In the third quarter of 2015, five Airbus A321-200 aircraft and one Boeing 787-9 aircraft were leased for a period of twelve years each. On the other hand, one Airbus A330-200 aircraft was returned. In the fourth quarter of 2015, one Airbus A330-200 aircraft was returned.

In the first quarter of 2016, two Boeing 787-9 aircraft were leased for a period of twelve years each. On the other hand and one Airbus A320-200 aircraft was returned. In the second quarter of 2016, three Airbus A321-200 aircraft were leased for a period of ten years each and two Boeing 787-9 aircraft were leased for a period of twelve years each. On the other hand, one Airbus A320-200 aircraft and one Boeing 767-300ER aircraft were returned.

The operating lease agreements signed by the Company and its subsidiaries state that maintenance of the aircraft should be done according to the manufacturer’s technical instructions and within the margins agreed in the leasing agreements, a cost that must be assumed by the lessee. The lessee should also contract insurance for each aircraft to cover associated risks and the amounts of these assets. Regarding rental payments, these are unrestricted and may not be netted against other accounts receivable or payable between the lessor and lessee.

At June 30, 2016 the Company has existing letters of credit related to operating leasing as follows:

			Value	Release
Creditor Guarantee	Debtor	Type	ThUS$	date

GE Capital Aviation Services Limited	Lan Cargo S.A.	Two letter of credit	7,530	Aug 17, 2016
GE Capital Aviation Services Limited	LATAM Airlines Group S.A.	Nine letter of credit	37,178	Sep 14, 2016
International Lease Finance Corp	LATAM Airlines Group S.A.	Four letter of credit	1,700	Oct 12, 2016
ORIX Aviation System Limited	LATAM Airlines Group S.A.	One letter of credit	3,255	Aug 31, 2016
Wells Fargo Bank	LATAM Airlines Group S.A.	Nine letter of credit	15,160	Sep 30, 2016
SMBC Aviation Capital Ltd.	LATAM Airlines Group S.A.	Two letter of credit	11,133	Aug 14, 2016
Engine Lease Finance Corporation	LATAM Airlines Group S.A.	One letter of credit	4,750	Sep 8, 2016
Banc of America	LATAM Airlines Group S.A.	Three letter of credit	1,044	Sep 6, 2016
Wells Fargo Bank	LAN Cargo S.A.	One letter of credit	5,000	May 25, 2017
Wells Fargo Bank	Tam Linhas Aéreas S.A.	One letter of credit	5,500	Jul 14, 2016
CIT Aerospace International	Tam Linhas Aéreas S.A.	Three letter of credit	12,375	Oct 6, 2016
RBS Aerospace Limited	Tam Linhas Aéreas S.A.	One letter of credit	12,357	Oct 2, 2016
			116,982

115

(c)	Other commitments

At June 30, 2016 the Company has existing letters of credit, certificates of deposits and warranty insurance policies as follows:

			Value	Release
Creditor Guarantee	Debtor	Type	ThUS$	date
Aena Aeropuertos S.A.	LATAM Airlines Group S.A.	Four letter of credit	2,165	Nov 14, 2016
American Alternative Insurance Corporation	LATAM Airlines Group S.A.	Six letter of credit	3,490	Apr 5, 2017
Deutsche Bank A.G.	LATAM Airlines Group S.A.	Two letter of credit	40,000	Jul 28, 2016

Dirección General de Aeronáutica Civil	LATAM Airlines Group S.A.	Forty-seven letter of credit	17,537	Aug 1, 2016
Empresa Pública de Hidrocarburos del Ecuador EP Petroecuador	LATAM Airlines Group S.A.	One letter of credit	5,500	Jun 17, 2017
Metropolitan Dade County	LATAM Airlines Group S.A.	Ten letter of credit	2,521	Sep 28, 2016
The Royal Bank of Scotland plc	LATAM Airlines Group S.A.	One letter of credit	5,000	May 20, 2017
JP Morgan Chase	LATAM Airlines Group S.A.	One letter of credit	10,000	Jun 17, 2017
4ª Vara Mista de Bayeux	Tam Linhas Aéreas S.A.	One insurance policies guarantee	1,076	Mar 25, 2021
6ª Vara Federal da Subseção	Tam Linhas Aéreas S.A.	One insurance policies guarantee	11,157	Jan 4, 2018
8ª Vara Federal da Subseção de Campinas SP	Tam Linhas Aéreas S.A.	One insurance policies guarantee	13,092	May 19, 2020
Conselho Administrativo de Conselhos Federais	Tam Linhas Aéreas S.A.	One insurance policies guarantee	6,807	Oct 20, 2021
Fundação de Proteão de Defesa do Consumidor Procon	Tam Linhas Aéreas S.A.	Two insurance policies guarantee	3,327	Jan 21, 2021
União Federal Vara Comarca de SP	Tam Linhas Aéreas S.A.	One insurance policies guarantee	19,858	Feb 22, 2021
União Federal Vara Comarca de DF	Tam Linhas Aéreas S.A.	Two insurance policies guarantee	2,737	Nov 9, 2020
			144,267

116

NOTE 33 - TRANSACTIONS WITH RELATED PARTIES

(a)	Details of transactions with related parties as follows:

						Transaction amount
		Nature of		Nature of		with related parties
		relationship with	Country	related parties		As of June 30,
Tax No.	Related party	related parties	of origin	transactions	Currency	2016	2015
						ThUS$	ThUS$
						Unaudited
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	Tickets sales	CLP	1	3

65.216.000-K	Comunidad Mujer	Related director	Chile	Tickets sales	CLP	5	-
				Services provided for advertising	CLP	(12)	(11)

78.591.370-1	Bethia S.A and subsidiaries	Related director	Chile	Load transport services received	CLP	(525)	(1,072)
				Services received from National and International Courier	CLP	(286)	(121)
					US$	(11)	-
				Services provided cargo transport	CLP	949	992

65.216.000-K	Viajes Falabella Ltda.	Related director	Chile	Sales commissions incurred	CLP	(367)	-
79.773.440-3	Transportes San Felipe S.A	Common property	Chile	Shuttle services received passenger	CLP	(57)	(48)
87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	Revenue from services	CLP	47	69
Foreign	Consultoría Administrativa Profesional S.A. de C.V.	Associate	Mexico	Professional counseling services received	MXN	(1,246)	-
Foreign	Inversora Aeronáutica Argentina	Related director	Argentina	Leases as lessee	US$	(134)	(134)
				Revenue from services	ARS	-	2

Foreign	TAM Aviação Executiva e Taxi Aéreo S/A	Principal shareholder of the common matrix	Brazil	Services provided	BRL	12	-
				Services received	BRL	(69)	-

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The balances of Accounts receivable and accounts payable to related parties are disclosed in Note 9.

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties.

(b)	Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and major guidelines and who directly affect the results of the business, considering the levels of Vice-Presidents, Chief Executives and Directors.

	For the 6 months ended		For the 3 months ended
	June 30,		June 30,
	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Remuneration	8,908	8,558	4,264	4,084
Management fees	246	278	180	114
Non-monetary benefits	414	360	283	169
Short-term benefits	15,054	10,152	4,447	5,304
Share-based payments	2,988	5,280	1,494	2,640
Total	27,610	24,628	10,668	12,311

NOTE 34 - SHARE-BASED PAYMENTS

(a)	Compensation plan for increase of capital in LATAM Airlines Group S.A.

Compensation plans implemented by providing options for the subscription and payment of shares that have been granted by LATAM Airlines Group S.A. to employees of the Company and its subsidiaries, are recognized in the financial statements in accordance with the provisions of IFRS 2 "Share-based Payment”, showing the effect of the fair value of the options granted under compensation in linear between the date of grant of such options and the date on which these irrevocable.

(a.1)	Compensation plan 2011

At a Special Shareholders Meeting held on December 21, 2011, the Company’s shareholders approved, among other matters, an increase of capital of which 4,800,000 shares were allocated to compensation plans for employees of the Company and its subsidiaries, pursuant to Article 24 of the Companies Law. In this compensation plan no member of the controlling group would be benefited.

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The granting of options for the subscription and payment of shares has been formalized through conclusion of contracts of options to subscribe for shares, according to the proportions shown in the following schedule of accrual and is related to the permanence condition of the executive as employee of the Company at these dates for the exercise of the options:

Percentage	Period
30%	From December 21, 2014 and until December 21, 2016.
30%	From December 21, 2015 and until December 21, 2016.
40%	From June 21, 2016 and until December 21, 2016.

Number
of share
options

Share options in agreements of share- based payments, as of January 1, 2015	4,202,000
Share options granted	406,000
Share options cancelled	(90,000)
Share options in agreements of share- based payments, as of December 31, 2015	4,518,000
Share options in agreements of share- based payments, as of January 1, 2016	4,518,000
No movement as of June 30, 2016	-
Share options in agreements of share- based payments, as of June 30, 2016 (Unaudited)	4,518,000

These options have been valued and recorded at fair value at the grant date, determined by the "Black-Scholes-Merton”. The effect on income to June 2016 corresponds to ThUS$ 2,989 (ThUS$ 5,280 at June 30, 2015).

The input data of option pricing model used for share options granted are as follows:

	Weighted average		Exercise		Expected	Life of	Dividends	Risk-free
	share price		price		volatility	option	expected	interest
As of June 30, 2015 (Unaudited)	US$	15,47	US$	18,29	34.74%	3.6 years	0%	0.00696
As of June 30, 2016 (Unaudited)	US$	15,47	US$	18,29	34.74%	3.6 years	0%	0.00696

(a.2)	Compensation plan 2013

At the Extraordinary Shareholders’ Meeting held on June 11, 2013, the Company’s shareholders approved motions including increasing corporate equity, of which 1,500,000 shares were allocated to compensation plans for employees of the Company and its subsidiaries, in conformity with the stipulations established in Article 24 of the Corporations Law. With regard to this compensation, a defined date for implementation does not exist. The granting of options for the subscription and payment of shares has been formalized through conclusion of contracts of options to subscribe for shares, according to the proportions shown in the following schedule of accrual and is related to the permanence condition of the executive at these dates for the exercise of the options:

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Percentage	Period
100%	From November 15, 2017 and until June 11, 2018.

(b)	Subsidiaries compensation plans

(b.1)	Stock Options

TAM Linhas Aereas S.A. and Multiplus S.A., both subsidiaries of TAM S.A., have outstanding stock options at June 30, 2016, which amounted to 96,675 shares and 417,539 shares, respectively (at December 31, 2015, the distribution of outstanding stock options amounted to 518,507 for Multiplus S.A. and 96,675 shares TAM Linhas Aéreas S.A.).

TAM Linhas Aéreas S.A.

Description	4th Grant
Date	05/28/2010	Total
Outstanding option number As June 30, 2015 (Unaudited)	96,675	96,675
Outstanding option number As June 30, 2016 (Unaudited)	96,675	96,675

Multiplus S.A.

				4nd Extraordinary
Description	1st Grant	3rd Grant	4th Grant	Grant
Date	10/04/2010	03/21/2012	04/03/2013	11/20/2013	Total
Outstanding option number As June 30, 2015 (Unaudited)	3,796	115,298	269,241	205,575	593,910
Outstanding option number As June 30, 2016 (Unaudited)	-	84,249	173,399	159,891	417,539

The Options of TAM Linhas Aéreas S.A., under the plan's terms, are divided into three equal parts and employees can run a third of its options after three, four and five years respectively, as long as they remain employees of the company. The agreed term of the options is seven years.

For Multiplus S.A., the plan's terms provide that the options granted to the usual prizes are divided into three equal parts and employees may exercise one-third of their two, three and four, options respectively, as long as they keep being employees of the company. The agreed term of the options is seven years after the grant of the option. The first extraordinary granting was divided into two equal parts, and only half of the options may be exercised after three years and half after four years. The second extraordinary granting was also divided into two equal parts, which may be exercised after one and two years respectively.

Both companies have an option that contains a "service condition" in which the exercise of options depends exclusively on the delivery services by employees during a predetermined period. Terminated employees will be required to meet certain preconditions in order to maintain their right to the options.

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The acquisition of the share's rights, in both companies is as follows:

	Number of shares		Number of shares
	Accrued options		Non accrued options
	As of	As of	As of	As of
	June 30,	December 31,	June 30,	December 31,
Company	2016	2015	2016	2015
	Unaudited		Unaudited
TAM Linhas Aéreas S.A.	-	-	96,675	96,675
Multiplus S.A.	-	-	417,539	518,507

In accordance with IFRS 2 - Share-based payments, the fair value of the option must be recalculated and recorded as a liability of the Company once payment is made in cash (cash-settled). The fair value of these options was calculated using the “Black-Scholes-Merton” method, where the cases were updated with information LATAM Airlines Group S.A. There is no value recorded in liabilities and in income at June 30, 2016 (at December 31, 2015 not exist value recorded in liabilities and in incomes).

(b.2)	Payments based on restricted stock

In May of 2014 the Management Council of Multiplus S.A. approved a plan to grant restricted stock, a total of 91,103 ordinary, registered, book entry securities with no face value, issued by the Company to beneficiaries.

The quantity of restricted stock units was calculated based on employees’ expected remunerations divided by the average price of shares in Multiplus S.A. traded on the BM&F Bovespa exchange in the month prior to issue, April of 2014. This benefits plan will only grant beneficiaries the right to the restricted stock when the following conditions have been met:

a.            Compliance with the performance goal defined by this Council as return on Capital Invested.

b.           The Beneficiary must remain as an administrator or employee of the Company for the period running from the date of issue to the following dates described, in order to obtain rights over the following fractions: (i) 1/3 (one third) after the 2nd year from the issue date; (ii) 1/3 (one third) after the 3rd year from the issue date; (iii) 1/3 (one third) after the 4th year from the issue date.

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Number
shares in
circulation

As of January 1, 2015	91,103
No movement at June 30, 2015	-
As of June 30, 2015 (Unaudited)	91,103
As of July 1, 2015	91,103
Granted	119,731
Not acquired due to breach of employment retention conditions	(34,924)
As of December 31, 2015	175,910
As of January 1, 2016	175,910
Granted	138,282
Exercised	(15,811)
Not acquired due to breach of employment retention conditions	(42,944)
As of June 30, 2016 (Unaudited)	255,437

NOTE 35 - STATEMENT OF CASH FLOWS

(a)            The Company has done significant non-cash transactions mainly with financial leases, which are detailed in Note 17 letter (d), additional information in numeral (iv) Financial leases.

(b)           Other inflows (outflows) of cash:

	For the periods ended
	June 30,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Bank cmmissions, taxes paid and other	546	5,550
Vale vista refounds	50	-
Change reservation systems	-	10,723
Tax paid on bank transaction	(4,180)	-
Hedging margin guarantees	(4,195)	91,651
Fuel derivatives premiums	(4,529)	(9,942)
Currency hedge	(10,496)	(12,717)
Guarantees	(12,135)	(2,709)
Fuel hedge	(33,208)	(176,435)
Total Other inflows (outflows) Operation flow	(68,147)	(93,879)
Recovery loans convertible into shares	-	20,000
Certificate of bank deposits	-	3,671
Tax paid on bank transaction	(2,056)	-
Total Other inflows (outflows) Investment flow	(2,056)	23,671

Credit card loan manager	-	1,912
Early redemption of bonds TAM 2020	-	(15,328)
Settlement of derivative contracts	(14,027)	(19,013)
Aircraft Financing advances	(151,363)	58,148
Others	-	(1,556)
Total Other inflows (outflows) Financing flow	(165,390)	24,163

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(c)	Dividends:

	For the periods ended
	June 30,
	2016	2015
	ThUS$	ThUS$
	Unaudited
Multiplus S.A	(19,399)	(17,436)
Lan Perú S.A	(400)	(400)
Total dividends paid (*)	(19,799)	(17,836)

(*) Dividends paid to minority shareholders

NOTE 36 - THE ENVIRONMENT

LATAM Airlines Group S.A. manages environmental issues at the corporate level, centralized in Environmental Management. There is a commitment to the highest level to monitor the company and minimize their impact on the environment, where continuous improvement and contribute to the solution of global climate change problems, generating added value to the company and the region, are the pillars of his administration.

One function of Environmental Management, in conjunction with the various areas of the Company, is to ensure environmental compliance, implementing a management system and environmental programs that meet the increasingly demanding requirements globally; well as continuous improvement programs in their internal processes that generate environmental and economic benefits and to join the currently completed.

The Environment Strategy LATAM Airlines Group S.A. is called Climate Change Strategy and it is based on the aim of being a world leader in Climate Change and Eco-efficiency, which is implemented under the following pillars:

i.	Carbon Footprint
ii.	Eco-Efficiency
iii.	Sustainable Alternative Energy
iv.	Standards and Certifications

For 2016, were established and worked the following topics:

1.	Advance in the implementation of an Environmental Management System;
2.	Manage the Carbon Footprint of our emissions by ground operations;
3.	Corporate Risk Management;
4.	Corporate strategy to meet the global target of aviation to have a carbon neutral growth by 2020.

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Thus, during 2016, we have worked in the following initiatives:

-	Advance in the implementation of an Environmental Management System for main operations, with an emphasis on Santiago. Achieving certification Environmental Management System ISO 14001 at its facility in Miami in the second quarter of 2015.
-	Certification of stage 2, the most advanced IATA Environmental Assestment (IEnvA), been the third airline in the world to achieve this certification.
-	Preparation of the environmental chapter for reporting sustainability of the Company, to measure progress on environmental issues.
-	Answer to the DJSI 2016 questionnaire, which the company responds annually.
-	Measurement and external verification of the Corporate Carbon Footprint.

It is highlighted that in the 2015 LATAM Airlines Group maintained its selection in the index Dow Jones Sustainability in the global category, being the only two airlines that belong to this select group.

NOTE 37 - EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS

-	On July 12, 2016 LATAM Airlines Group S.A. and Qatar Airways, entered into a subscription agreement providing for Qatar Airways to acquire up to 10% of LATAM's total shares, which will be acquired in connection with a capital increase. As provided for in the subscription agreement, LATAM Airlines Group will hold an Extraordinary Shareholders Meeting on August 18, 2017 to propose a capital increase in the amount of US$613 million through the issuance of 61,316,424 new shares at a price of US$10 per share.

-	As part of the discontinuance of the Brazilian depositary program BDRS receipts level III ("BDRs"), reported by the Company through several essential facts, on July 25, 2016, the Comissão de Valores Mobiliários of Brazil ("CVM") confirmed the deregistration of LATAM.

-	On July 25, 2016 LATAM reached agreements with the U.S. Securities and Exchange Commission ("SEC") and the U.S. Department of Justice ("DOJ") both authorities of the United States of America, in force as of this date, regarding the investigation on payments by LAN Airlines S.A. ("LAN") totaling US$1,150,000 made in 2006-2007 to a consultant who advised on the resolution of labor matters in Argentina.

The purpose of the investigation was to ascertain whether such payments violated the anticorruption law of the United States of America (“FCPA”), which: (i) prohibits the payment of bribes to foreign government officials for the purpose of obtaining a commercial advantage; and (ii) requires the companies bound by such law to make and keep adequate accounting records, as well as to maintain an adequate system of internal controls. The FCPA applies to LATAM because of the ADR program that it has in place in the American Securities market.

124

After an exhaustive investigation, the DOJ and SEC concluded that there was no violation of the rules of the FCPA that prohibit the payment of bribes, which is consistent with the results of LATAM’s internal investigations. However, the DOJ and the SEC have deemed that LAN incorrectly recorded the aforementioned payments in its accounting and, consequently, violated the part of the FCPA that requires companies to make and keep accurate accounting records. The above-cited authorities have also deemed that LAN´s internal controls existing in the years 2006-2007 were deficient, for which reason LAN has additionally violated the rules of the FCPA that require maintaining an adequate system of internal controls

The agreements, mainly contemplate the following:

(a) With regard to the DOJ, the agreement considers primarily: (i) entering into a contract called a Deferred Prosecution Agreement (“DPA”), which is a public contract by which the DOJ publicly filed charges alleging a violation of the FCPA’s accounting provisions; LATAM is not required to respond to those charges and DOJ does not pursue those charges for a period of 3 years, and the DOJ would dismiss the charges after the expiration of such period, assuming that LATAM complied with all terms of the DPA; this would be in exchange for LATAM having admitted a series of facts described in the DPA and agreeing to pay the negotiated fine referred to below and other conditions stated in such agreement; (ii) clauses by which LATAM admitted that the accounting for the payments made to the consultant in Argentina was incorrect and that, at the time that such payments were made (2006-2007), it lacked adequate internal controls; (iii) LATAM’s acceptance of an independent consultant, for 27 months, whose function would be to monitor, evaluate, and report to the DOJ on the effectiveness of LATAM’s compliance program, and also LATAM’s acceptance of continuing, for 9 months after the work of the independent consultant is finished, to evaluate and report to the DOJ, this time on its own, on the effectiveness of the aforementioned compliance program; and (iv) paying a fine of $12,750,000,

(b) With regard to the SEC, the agreement considered primarily: (i) entering into an agreement which contains a Cease and Desist Order, which is a SEC administrative order closing the investigation by which LATAM accepts certain obligations and statements of facts, described in the document; (ii) the same obligations related to the monitor referred above; and (iii) paying an amount of US$ 6,743,932 plus interests of US$ 2.693.856

Subsequent at June 30, 2016 until the date of issuance of these financial statements, there is no knowledge of other financial facts or otherwise, that could significantly affect the balances or interpretation thereof.

LATAM Airlines Group S.A. and Subsidiaries’ consolidated financial statements as at June 30, 2016, have been approved by the Board of Director’s in an extraordinary meeting held on 11, 2016.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2016	LATAM AIRLINES GROUP S.A.

	By:	/s/ Enrique Cueto
	Name:	Enrique Cueto
	Title:	Latam Airlines Group CEO

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